True Religion



2010 ANNUAL REPORT

www.truereligionbrandjeans.com

TRUE RELIGION
BRAND JEANS®

True Religion Apparel, Inc.


Net Sales
(in millions)
$140
$173
$270
$311
$364
2006
2007
2008
2009
2010
Income Before Provision
for Income Taxes
(in millions)
$36
$49
$70
$78
$70
2006
2007
2008
2009
2010
Total Assets
(in millions)
$80
$113
$166
$230
$296
2006
2007
2008
2009
2010
Total Stockholders' Equity
(in millions)
$64
$95
$142
$198
$249
2006
2007
2008
2009
2010

Dollars in thousands except per share amounts	2006	2007	2008	2009	2010
Net sales	$140,489	$173,256	$270,000	$311,001	$363,714
Income before provision for income taxes	$ 35,781	$ 48,945	$ 69,941	$ 77,766	$ 70,325
Provision for income taxes	$ 14,035	$ 21,100	$ 25,570	$ 30,434	$ 26,690
Net income attributable to True Religion Apparel, Inc.	$ 21,746	$ 27,845	$ 44,371	$ 47,332	$ 43,496
Diluted earnings per share attributable to True Religion Apparel, Inc.	$ 0.92	$ 1.16	$ 1.83	$ 1.92	$ 1.75
Weighted average number of shares outstanding—diluted	23,608	23,949	24,270	24,659	24,852
Balance sheet data:					
Working capital	$ 58,845	$ 72,846	$113,108	$166,565	$211,833
Total assets	$ 79,751	$113,258	$166,452	$229,806	$295,884
Total stockholders' equity	$ 64,147	$ 95,247	$142,250	$197,854	$249,032
Number of retail stores	4	15	42	70	94


RECEIVED
APR - 1 2011
OFFICE OF THE SECRETARY

To Our Stockholders,

I am very pleased with what we have achieved in 2010. During the year we continued to bu[illegible] thriving direct to consumer business and we reduced our reliance on the off-price channel to preserve our premium denim brand position. Plus, we made strategic international investments. These investments included wholesale sales operations in Korea, Hong Kong and Germany, branded retail stores in Tokyo, Toronto, London and Cologne, and regional offices in Hong Kong and Lugano, Switzerland. Our solid execution resulted in net sales growth of 16.9% and adjusted net income of $46.2 million, or $1.86 per diluted share. These results are a strong testament to the power of, and demand for, the True Religion brand, particularly in light of the unfavorable general retail environment for premium denim brands. Through expense and inventory discipline, we grew our cash balance by 46% to $154 million and maintained U.S. retail inventory per square foot at 2009 levels, even as we grew our U.S. retail space by 36% over 2009.

Our U.S. Consumer Direct segment was particularly strong, achieving net sales growth of 47% and same-store sales growth of 10%. We opened 24 branded stores in 2010, ending the year with 94 stores. This segment now represents over half of our overall net sales and operating income, and is key to maintaining control over our brand equity and providing incremental operating margin to our business. This continues to be a very profitable segment for us and holds much promise for the future.

In line with industry trends, our U.S. Wholesale segment remained challenging throughout 2010, as we knew and said it would be. Our U.S. Wholesale net sales declined 15%. Good success with boutiques was offset by declines in major department stores as the women's premium denim category in this channel continues to be soft and the stores have shifted floor space and inventory dollars to other categories. We expect that the soft women's sales trend will continue in 2011. However, in 2010 we decreased sales to the off-price channel, which was consistent with our strategy to maintain our brand premium position.

International net sales continued to be strong, although profitability, while still healthy, is being impacted by the significant investments we are making to establish our foundation for long-term global success. Net sales for our International segment increased 18.3% year-over-year.

We also significantly strengthened our management team with the addition of our President, Chief Operating Officer, Senior Vice President-North American Retail, and Vice President-U.S. Wholesale Sales. We also expanded and strengthened our design team, where we are looking to enhance our focus on delivering innovative trend-setting merchandise.

As we look ahead to 2011, we anticipate that the challenging industry trends for premium denim that we experienced in 2010 will continue, and we will face added pressure from increases in apparel input costs. We expect to benefit from our past investments in domestic retail stores, which allow us to present the full range of our merchandise to consumers. However, we do anticipate that 2011 will be a year of planning and investment. We will continue our international expansion, where we expect to deliver significant year-over-year sales growth. And, we will control our inventory and spending in order to deliver more sales growth to the bottom line for all our shareholders.

We have identified five key business initiatives to significantly grow net sales and operating income over the long-term as we build upon our 2010 success.

- Expand our international business, which is our largest single opportunity. This segment's net sales are forecasted to increase significantly as compared to 2010 due to our expanded wholesale and retail presence in Asia Pacific and Europe, including the opening of eight international retail stores in 2011.
- Grow our U.S. retail store base, and maintain our targeted operating margin. Net sales are forecasted to grow approximately 20% compared to 2010. This growth assumes 15 new retail stores in 2011 and the full year impact of the 24 stores opened in 2010.
- Grow the U.S. wholesale business, primarily with specialty boutiques. In the near term, for 2011, net sales are expected to decrease approximately 20% compared to 2010, driven by

management's decision to reduce sales to the off-price channel significantly and the on-going sales decrease of women's merchandise in the major department store channel.

- Expand our e-commerce business as a percent of total sales.
- Increase overall brand awareness and affinity, which includes doubling our marketing expenditures as a percent of sales over the next several years.

The foundation for our future growth is comprised of our key assets: a highly aspirational brand with strong domestic recognition and global appeal; our unique and innovative design vision; a high quality, short lead time, made in the U.S. supply chain for our denim products; and a diversified business strategy that is anchored by a profitable retail store model and premium wholesale specialty distribution. Our management team is very focused on combining these assets with our people to execute against our growth initiatives.

On behalf of our Board of Directors and executive team, I would like to thank our stockholders, employees and customers for their continuing confidence, loyalty and support of True Religion Brand Jeans.



Jeffrey Lubell
Chairman, Chief Executive Officer and Chief Merchant

TRUE RELIGION APPAREL, INC.
2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

March 25, 2011

Dear Stockholder:

Our Annual Meeting of stockholders will be held at our corporate headquarters located at 2263 E. Vernon Avenue, Vernon, California 90058, at 9:00 a.m., local time, on April 27, 2011. The formal notice for our Annual Meeting and our Proxy Statement are attached.

Each of the proposals to be presented at our Annual Meeting is described in the attached notice of our Annual Meeting and Proxy Statement. We encourage you to carefully review our Proxy Statement, which discusses each of the proposals in more detail.

Your vote is important. Whether or not you plan to attend the meeting, it is important that your shares of common stock be represented and voted at our Annual Meeting. Instructions on the enclosed proxy card will tell you how to cast your vote. The accompanying Proxy Statement explains more about proxy voting. Please read it carefully.

We look forward to seeing you on April 27, 2011.

Sincerely,



Jeffrey Lubell
Chairman of the Board, Chief Executive Officer
and Chief Merchant

TRUE RELIGION APPAREL, INC.

2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

TIME	9:00 a.m. local time on April 27, 2011
PLACE	2263 E. Vernon Avenue Vernon, California 90058
ITEMS OF BUSINESS	(1) To elect seven members of the Board of Directors to serve for the ensuing year or until their successors are duly elected and qualified. (2) To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2011. (3) To hold an advisory vote approving the compensation of our named executive officers. (4) To hold an advisory vote on the frequency of future advisory votes on compensation of our named executive officers. (5) To transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof.
RECORD DATE	You can vote if, at the close of business on March 15, 2011, you were a holder of record of our common stock.
PROXY VOTING	All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to vote promptly by signing and returning the enclosed proxy card or, if you hold your shares in street name, by accessing the World Wide Web site indicated on the voting instructions accompanying your proxy card to vote via the Internet.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 27, 2011

The Notice of Meeting, proxy statement and proxy card are available at http://investor.truereligionbrandjeans.com.

March 25, 2011



Peter F. Collins
Chief Financial Officer and Assistant Secretary

PROXY STATEMENT

TABLE OF CONTENTS

	Page

TRUE RELIGION APPAREL, INC.
2263 E. Vernon Avenue
Vernon, California 90058
(323) 266-3072

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
To Be Held April 27, 2011

These proxy materials are delivered in connection with the solicitation by the Board of Directors (referred to as the "Board") of True Religion Apparel, Inc., a Delaware corporation (referred to as the "Company," "we" or "us"), of proxies to be voted at our 2011 Annual Meeting of Stockholders (the "Annual Meeting") and at any adjournments or postponements thereof.

You are invited to attend the Annual Meeting on April 27, 2011 at our corporate headquarters located at 2263 E. Vernon Avenue, Vernon, California 90058, beginning at 9:00 a.m. local time.

This Proxy Statement and form of proxy are being mailed to stockholders commencing on or about March 29, 2011. Our 2010 Annual Report, which is not part of the proxy solicitation materials, is also enclosed.

Q. Who is entitled to vote at the Annual Meeting?

A. Holders of record of our common stock at the close of business on March 15, 2011, which we refer to as the "Record Date," are entitled to vote at the Annual Meeting. As of the Record Date, there were 25,154,149 shares of our common stock outstanding and approximately 49 holders of record. Stockholders are entitled to cast one vote per share on each matter presented for consideration and action at the Annual Meeting.

Q. What is the purpose of the Annual Meeting?

A. At the Annual Meeting, stockholders will consider and vote upon the following matters:

- Election of seven directors to our Board of Directors;
- Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2011;
- An advisory vote approving the compensation of our Named Executive Officers;
- An advisory vote on the frequency of future advisory votes on compensation of our Named Executive Officers; and
- Such other matters as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Q. How does the Board of Directors recommend that I vote?

A. Our Board of Directors recommends that you vote:

- "FOR" the election of the Company's nominees to the Board of Directors.
- "FOR" ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2011.
- "FOR" the compensation of our Named Executive Officers as disclosed in this Proxy Statement (which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables).

- "FOR" a frequency of every three (3) years for future advisory votes by our stockholders on compensation of our Named Executive Officers.

Q. How can I vote my shares in person at the Annual Meeting?

A. If your shares are registered directly in your name with the American Stock Transfer and Trust Company, our "Transfer Agent," you are considered the stockholder of record with respect to those shares and the proxy materials, including the proxy card, are being sent directly to you by the Company. As the stockholder of record, you have the right to vote in person at the Annual Meeting. If you choose to do so, you can bring the enclosed proxy card or vote using the ballot provided at the Annual Meeting. Even if you plan to attend the Annual Meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you decide later not to attend the Annual Meeting.

Most of our stockholders hold their shares in street name through a broker, bank or other nominee rather than directly in their own name. In that case, you are considered the beneficial owner of shares held in street name, and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Annual Meeting. Because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, bank or nominee that holds your shares, giving you the right to vote the shares at the meeting. You will need to contact your broker, bank or nominee to obtain a legal proxy, and you will need to bring it to the Annual Meeting in order to vote in person.

Q. How can I vote my shares without attending the Annual Meeting?

A. Whether you hold shares in your name or through a broker, bank or other nominee, you may vote without attending the Annual Meeting. You may vote by granting a proxy or, for shares held through a broker, bank or other nominee, by submitting voting instructions to that nominee. For shares held through a broker, bank or other nominee, follow the instructions on the voting instruction card included with your voting materials. If you provide specific voting instructions, your shares will be voted as you have instructed and as the proxy holders may determine within their discretion with respect to any other matters that properly come before the Annual Meeting.

A number of brokerage firms and banks offer Internet voting options. Specific instructions to be followed by owners of shares of common stock held in street name are set forth on the voting instruction card accompanying your proxy card. The Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from telephone companies and Internet access providers that must be borne by the stockholder.

Q. What happens if additional matters are presented at the Annual Meeting?

A. Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxies, Michael Egeck and Peter F. Collins, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

Q. What happens if I do not give specific voting instructions?

A. If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, the proxy holders will vote your shares in the manner recommended by our

Board of Directors on all matters presented in this Proxy Statement, and, with respect to any other matters that properly come before the Annual Meeting, as the proxy holders may determine in their discretion.

If you hold your shares through a broker, bank or other nominee and you do not provide your broker with specific voting instructions, your broker may vote your shares only with respect to certain matters considered routine.

Specifically, your broker may not vote on the election of directors, approval of the advisory vote on the compensation of the Company's Named Executive Officers, and the advisory vote on the frequency of voting on the compensation of the Company's Named Executive Officers if you do not furnish instructions for those items. Your broker may vote in its discretion on the ratification of the appointment of our independent registered public accounting firm if you do not furnish instructions.

You should use the voting instruction card provided by the institution that holds your shares to instruct your broker to vote your shares or else your shares will be considered broker non-votes. If you are the beneficial owner of shares held in the name of a broker, bank or other nominee and do not provide that broker, bank or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q. What is the quorum requirement for the Annual Meeting?

A. A majority of the Company's outstanding shares as of the Record Date must be present, in person or by proxy, at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a quorum. Your shares will be counted for purposes of determining if there is a quorum, whether representing votes for, against, withheld or abstained, if you:

- are present and vote at the Annual Meeting; or
- properly submit a proxy card or vote over the Internet.

Broker non-votes are counted as present for the purpose of determining the existence of a quorum at the Annual Meeting.

Q. How can I change my vote after I return my proxy card?

A. If you are a stockholder of record, there are three ways you can change your vote or revoke your proxy after you have sent in your proxy form.

- First, you may send a written notice to True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon Avenue, Vernon, California 90058, stating that you would like to revoke your proxy.
- Second, you may complete and submit a new proxy form. Any earlier proxies will be revoked automatically.
- Third, you may attend the Annual Meeting and vote in person. Any earlier proxy will be revoked. However, attending the Annual Meeting without voting in person will not revoke your proxy.

If your shares are held in street name and you have instructed a broker or other nominee to vote your shares, you must follow directions from your broker or other nominee to change your vote.

Q. What is the voting requirement to approve each of the items?

A.

Item	Voting requirement
Item 1—Election of directors	The persons receiving the highest number of "FOR" votes at the Annual Meeting will be elected.
Item 2—Ratification of appointment of independent registered public accounting firm	To be approved by the stockholders, this item must receive the "FOR" vote of a majority of the shares present in person or represented by proxy and entitled to vote on this item at the Annual Meeting.
Item 3—Advisory vote approving the compensation of our Named Executive Officers	To be approved by the stockholders, this item must receive the "FOR" vote of a majority of the shares present in person or represented by proxy and entitled to vote on this item at the Annual Meeting.
Item 4—Advisory vote on the frequency of future advisory votes on compensation of our Named Executive Officers	The frequency (every one, two, or three years) that receives the highest number of votes will be deemed to be the choice of the stockholders.

An "ABSTAIN" vote with respect to Item 1 or Item 4 will have no effect on the outcome of the vote on such item.

An "ABSTAIN" vote with respect to Item 2 or Item 3 will have the same effect as an "AGAINST" vote.

Q. Where can I find the voting results of the Annual Meeting?

A. We intend to announce preliminary voting results at the annual meeting and publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days of the annual meeting.

Q. How can I obtain a separate set of proxy materials?

A. To reduce the expense of delivering duplicate proxy materials to our stockholders who may have more than one common stock account, we are delivering only one set of the 2010 Annual Report and the Proxy Statement to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the proxy materials for each of these stockholders. If you share an address with another stockholder and have received only one set of proxy materials, you may write or call us to request a separate copy of these materials at no cost to you. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may write or call us to request future delivery of a single copy of these materials. You may contact us regarding these matters by writing or calling us at: True Religion Apparel, Inc., 2263 E. Vernon Avenue, Vernon, California 90058, (323) 266-3072, Attn: Chief Financial Officer.

Q. Who pays for the cost of this proxy solicitation?

A. We will pay the costs of the solicitation of proxies. We may reimburse brokerage firms and other persons for expenses incurred in forwarding the voting materials to their customers who are beneficial owners and obtaining their voting instructions. In addition to soliciting proxies by mail, our board members, officers and employees may solicit proxies on our behalf, without additional compensation, personally or by telephone.

Q. Can I access the Notice of Annual Meeting, Proxy Statement and 2010 Annual Report on the internet?

A. The Notice of Annual Meeting, Proxy Statement and 2010 Annual Report are available on our website at http://investor.truereligionbrandjeans.com.

Q. Is there a list of stockholders entitled to vote at the Annual Meeting?

A. The names of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting and for ten days prior to the Annual Meeting at our principal executive offices between the hours of 9:00 a.m. and 5:00 p.m. for any purpose relevant to the Annual Meeting. To arrange to view this list during the times specified above, please contact the Assistant Secretary of the Company.

Q. What is the deadline to propose actions for consideration at next year's annual meeting?

A. Shareholders who, in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act," wish to present proposals for inclusion in the proxy materials to be distributed in connection with the 2012 annual meeting of stockholders must submit their proposals so that they are received at our principal executive offices no later than the close of business November 27, 2011, or, in the event the Company's 2012 annual meeting is advanced or delayed more than 30 days from the date of the 2011 annual meeting, within a reasonable time before the Company begins to print and mail the proxy materials for the 2012 annual meeting. As the SEC rules make clear, simply submitting a proposal does not guarantee that it will be included in the Company's proxy materials.

In addition, stockholders who wish to introduce a proposal from the floor of the 2012 annual meeting of stockholders (outside the processes of Rule 14a-8), must submit that proposal in writing to the Company's Assistant Secretary at our principal executive offices no earlier than December 29, 2011 and no later than January 28, 2012, or, in the event the Company's 2012 annual meeting of stockholders is advanced or delayed more than 30 days from the date of the 2011 annual meeting, not earlier than the 120th day before the 2012 annual meeting and not later than the later of (i) the 90th day before the 2012 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company.

To be in proper form, a stockholder's notice must include the information required by our bylaws with respect to each proposal submitted. The Company may refuse to consider any proposal that is not timely or otherwise does not meet the requirements of our bylaws or the SEC's rules with respect to the submission of proposals.

You can find a copy of our bylaws in the Investor Relations section of the Company's website (www.truereligionbrandjeans.com) by clicking on Corporate Governance and then Governance Documents or you may obtain a copy by submitting a request to True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon Avenue, Vernon, California 90058.

Q. How do I nominate a candidate for election as a director?

A. Stockholders who wish to nominate a candidate for election as a director at our 2012 annual meeting must submit their nomination in writing to the Company's Assistant Secretary at our principal executive offices no earlier than December 29, 2011, and no later than January 28, 2012, or, in the event the Company's 2012 annual meeting of stockholders is advanced or delayed more than 30 days from the date of the 2011 annual meeting, not earlier than the 120th day before the 2012 annual meeting and not later than the later of (i) the 90th day before the 2012 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Company.

To be in proper form, a stockholder's notice must include the information required by our bylaws with respect to the nomination and all other information regarding the proposed nominee and the nominating stockholder required by Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. The Company may refuse to consider any nomination that is not timely or otherwise does not meet the requirements of our bylaws or the SEC's rules with respect to the submission of director nominations. A written statement from the proposed nominee consenting to be named as a candidate and, if nominated and elected, to serve as a director should accompany any stockholder nomination.

Q. How can I communicate with the Board of Directors?

A. Stockholders may communicate with the Board of Directors by sending a letter to the Board of Directors of True Religion Apparel, Inc., c/o Office of Assistant Secretary, 2263 E. Vernon Avenue, Vernon, California 90058. Each communication must contain a clear notation indicating that it is a "Stockholder—Board Communication" or "Stockholder—Director Communication," and each communication must identify the author as a stockholder. The office of the Assistant Secretary will receive the correspondence and forward it to the Chairman of the Board or to any individual director or directors to whom the communication is directed, unless the communication is unduly hostile, threatening, illegal, does not reasonably relate to us or our business, or is similarly inappropriate. The office of the Assistant Secretary has authority to discard any inappropriate communications or to take other appropriate actions with respect to any inappropriate communications.

ITEM 1: ELECTION OF DIRECTORS

Our Board of Directors consists of seven members, six of whom are independent within the director independence standards of the NASDAQ Global Market, or NASDAQ. On the recommendation of our Nominating and Governance Committee, we are proposing to re-elect all of the existing Board members. Consequently, at the Annual Meeting, a total of seven directors will be elected to hold office until the 2012 annual meeting of stockholders or until their successors have been elected and qualified.

Vote Required

The seven director nominees receiving the most votes at the Annual Meeting will be elected. The Board recommends that you vote "FOR" the election of each of the nominees listed below.

Unless otherwise instructed, the proxyholders will vote the proxies received by them for the seven nominees named below. If any of our nominees is unable or declines to serve as a director at the time of the Annual Meeting, the Board may designate a substitute nominee or reduce the size of the Board. If the Board designates a substitute nominee, the proxies will be voted for such nominee. It is not presently expected that any of the nominees named below will be unable or will decline to serve as a director.

The Board proposes the election of the following nominees as directors:

Mr. Jeffrey Lubell
Mr. Joseph Coulombe
Mr. Robert L. Harris, II
Mr. Mark S. Maron
Mr. Marcello Bottoli
Mr. G. Louis Graziadio, III
Mr. Seth R. Johnson

If elected, the foregoing seven nominees are expected to serve until the 2012 annual meeting of stockholders. The seven nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

The principal occupation and certain other information about the nominees and certain executive officers are set forth on the following pages.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.

DIRECTORS AND EXECUTIVE OFFICERS

The following tables set forth certain information with respect to our directors and officers. The following persons serve as our directors:

Directors	Age	Present Position
Jeffrey Lubell	55	Chairman of the Board, Chief Executive Officer and Chief Merchant
Marcello Bottoli	49	Director
Joseph Coulombe	80	Director
G. Louis Graziadio, III	61	Director
Robert L. Harris, II	52	Director
Seth R. Johnson	57	Director
Mark S. Maron	55	Director

The following persons serve as our executive officers:

Executive Officers	Age	Present Position
Jeffrey Lubell	55	Chairman of the Board, Chief Executive Officer and Chief Merchant
Michael Egeck	52	President
Lynne Koplin	54	Chief Operating Officer
Peter F. Collins	46	Chief Financial Officer and Assistant Secretary

Our executive officers are appointed by and serve at the discretion of the Board. There are no family relationships between any director and any executive officer.

Jeffrey Lubell, age 55, has served as our Chairman of the Board of Directors, Chief Executive Officer and Chief Merchant since June 2003. Mr. Lubell is also Chief Executive Officer of our wholly owned subsidiary company, Guru Denim, Inc., a company founded by Mr. Lubell in November 2002. From 2001 to May 2002, Mr. Lubell was the President and Creative Director (Men's) of Hippie Jeans based in Commerce, California, where Mr. Lubell was responsible for creative design concepts and establishing and managing the company's presence at national and regional trade shows. From 1998 to 2001, Mr. Lubell was the Vice President and Creative Director of Jefri Jeans & Bella Dahl based in Los Angeles, California. From 1978 to 1998, Mr. Lubell was the President and CEO of Jeffrey Lubell Textiles, based in Los Angeles, California, a textile design and distribution firm that Mr. Lubell founded. With over 30 years of multifaceted experience in the textile industry, including both creative and managerial roles, Mr. Lubell brings a combination of business skill and innovation to the Board of Directors. His past positions have afforded him unique insights into the operational, promotional, branding and creative requirements of a high-end textile company.

Marcello Bottoli, age 49, has been a Director since March 2009. Mr. Bottoli served as Chief Executive Officer of Samsonite Corporation from March 2004 through January 2009. From September 2001 until March 2004, Mr. Bottoli served as division Chief Executive Officer at Louis Vuitton Malletier S.A. Prior to Louis Vuitton, Mr. Bottoli was Executive Vice President of Reckitt Benckiser PLC. Mr. Bottoli currently serves on the board of directors of International Flavors & Fragrances, Inc. (NYSE:IFF), a global creator of flavors and fragrances, Ratti SpA, an Italian fashion textile company, and Pandora A/S and is a partner at Virima Consulting & Investments LLP. Mr. Bottoli's international management experience in the field of consumer products generally, and premium brands in particular, as both an executive and director, brings an additional perspective to the Board related to international business and the global consumer market.

Joseph Coulombe, age 80, has been a Director since May 2005. Mr. Coulombe has been engaged in independent management consulting since April 1995. Previously, he was employed in an executive capacity by several retailing and grocery businesses, and as an independent business consultant. From February 1995 to April 1995, Mr. Coulombe served as President and Chief Executive Officer of Sport

Chalet, Inc., a sporting goods retailer. From February 1994 to January 1995, Mr. Coulombe served as Chief Executive Officer of Provigo Corp., a wholesale and retail grocer. Mr. Coulombe is the founder of Trader Joe's, a specialty food grocery chain, and served as its Chief Executive Officer from 1957 to 1989. Mr. Coulombe also serves as a member of the Board of Directors of Cost Plus, Inc. With more than 50 years of business experience, both building his own enterprise and advising others as a consultant, Mr. Coulombe is a skilled business leader with particular expertise and insights on delivering merchandise to consumers. As a result of his substantial executive experience and service as a director for public companies Mr. Coulombe brings the strong financial expertise necessary to lead the Board of Directors' Audit Committee.

G. Louis Graziadio, III, age 61, has been a Director since May 2005. Mr. Graziadio is President and Chief Executive Officer of Second Southern Corp., the managing partner of Ginarra Partners, L.L.C., a closely-held California company involved in a wide range of investments and business ventures. He is also Chairman of the Board and Chief Executive Officer of Boss Holdings, Inc., a distributor of work and hunting gloves, rainwear, rain boots, industrial apparel, pet products, specialty merchandise, and wireless accessories for electronic and mobile devises. Mr. Graziadio is also currently a director of Acacia Research Corporation. Mr. Graziadio served as a director of Rosetta Resources, Inc. until May 2008. From 1984 through 2000, Mr. Graziadio served as a director of Imperial Bancorp, parent company of Imperial Bank, a Los Angeles based commercial bank acquired by Comerica Bank in January 2001. Mr. Graziadio, and companies with which he is affiliated, are significant shareholders in numerous private and public companies. Since 1978, Mr. Graziadio has been active in restructurings of both private and public companies, as well as corporate spin-offs and IPOs. Mr. Graziadio's experience in the consumer apparel industry, as an executive and as an investor, and his years of experience as director of various companies enables him to offer advice and guidance to the Company's management and makes him a valuable part of the Board of Directors.

Robert L. Harris, II, age 52, has been a Director since May 2005. Mr. Harris has served as President of Acacia Research Corporation since July 2000 and as a director since April 2000. Acacia Research Corporation is the holding company of Acacia Technologies, which develops and licenses intellectual property to the electronics and media industries. Mr. Harris was previously the President and Director of Entertainment Properties Trust from 1997 to July 2000. Mr. Harris brings to the Board his knowledge and experience in intellectual property matters, as well as significant capabilities in operational, financial and strategic planning matters.

Seth R. Johnson, age 57, was appointed to the Board of Directors in March 2010. From 2007 to 2009 Mr. Johnson was an instructor in business strategy at Chapman University's Argyros School of Business and Economics. Mr. Johnson served as a director of DEI Holdings, Inc. from 2007-2009. From 2005 to 2006, Mr. Johnson served as the Chief Executive Officer of Pacific Sunwear of California. From 1999 to 2004, Mr. Johnson was the Chief Operating Officer of Abercrombie & Fitch, and was its Chief Financial Officer from 1992 to 1998. During this period, Mr. Johnson led Abercrombie & Fitch's initial public offering and participated in business growth from sales of $85 million to over $2 billion. With over 30 years of retail experience, including significant executive experience, Mr. Johnson is well positioned to provide operational, financial and strategic planning insights with respect to the growth of the Company's business and brand.

Mark S. Maron, age 55, has been a Director since May 2005. Mr. Maron is a private investor. From September 2005 to December 2008, Mr. Maron was a founding principal with Birchmont Capital Advisors, LLC, a real estate private equity firm. Mr. Maron served as a Managing Director of investment banking in the Los Angeles office of Lehman Brothers, Inc. from 2000 to 2005. Previously, Mr. Maron was with Credit Suisse First Boston Corporation from 1983 to 2000 where he was responsible for managing the firm's western region investment banking effort and coverage of CSFB's financial institution clients in the western United States. Mr. Maron's long-standing investment banking experience makes him a valuable part of the Board of Directors in a volatile economic environment, as well as providing keen insight in the area of stockholder relations.

Michael Egeck, age 52, became the President of our company on June 4, 2010. Prior to joining the Company, Mr. Egeck was the interim President of Affliction Holdings, LLC, a private apparel company located in Seal Beach, California. From August 2007 to June 2009, Mr. Egeck served as President of VF Corporation's ("VF") Contemporary Brand Coalition and Chief Executive Officer of Seven For All Mankind, where he was responsible for establishing and leading the multi-brand VF coalition consisting of the following brands: lucy Activewear, Splendid, Ella Moss, and John Varvatos, in addition to Seven For All Mankind. From August 2006 to August 2007, Mr. Egeck was Chief Executive Officer of Seven For All Mankind LLC, which preceded its sale to VF in August 2007. From July 2004 to August 2006, Mr. Egeck served as President of VF Outdoor, Inc., where he was responsible for VF Outdoor, Inc.'s multi-brand outdoor portfolio consisting of the following brands: The North Face, JanSport, Eastpak, Vans, Napapijri, and Reef. From December 2000 to July 2004, Mr. Egeck served as President of The North Face, Inc.

Lynne Koplin, age 54, became the Chief Operating Officer of our company on January 4, 2010. Prior to joining our company, and since July 2005, Ms. Koplin served as President of the women's division of Tommy Bahama, Inc., a maker of luxury lifestyle clothing and accessories. Prior to Tommy Bahama, from April 1999 to June 2005, Ms. Koplin served as President and Chief Executive Officer of Apparel Ventures, Inc., a manufacturer and marketer of branded women's swimwear. Ms. Koplin's additional experience includes executive-level roles at Authentic Fitness, a division of Warnaco, and Cole of California.

Peter F. Collins, age 46, became the Chief Financial Officer of our company on March 26, 2007. Mr. Collins served as divisional vice president, corporate controller and principal accounting officer for Nordstrom, Inc. from 2004 to March 2007. From 2002 to 2004, Mr. Collins served in various financial roles with Albertson's, Inc., most recently as group vice president and controller. Prior to that, from 1998 until 2002, Mr. Collins was a partner with Arthur Andersen, serving clients in the healthcare, retail, distribution and manufacturing industries.

FURTHER INFORMATION CONCERNING THE BOARD

Director Independence

The Board has determined that each of Marcello Bottoli, Joseph Coulombe, G. Louis Graziadio, III, Robert L. Harris, II, Seth R. Johnson, and Mark S. Maron has no material relationship with us and is an "independent director" within the director independence standards of NASDAQ. Jeffrey Lubell does not meet the aforementioned independence standards as Mr. Lubell serves as our Chief Executive Officer and Chief Merchant.

Board Committees

Our Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Other committees may be established by the Board from time to time. Following is a description of each of the committees and their composition.

Audit Committee. Our Audit Committee consists of four directors: Messrs. Coulombe (Chairman), Graziadio, Harris and Johnson. Our Board has determined that Mr. Coulombe qualifies as an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act and that all members of the Audit Committee are "independent" under NASDAQ independence standards, meet the criteria for independence as set forth in the Exchange Act, have not participated in the preparation of our financial statements at any time during the past three years, and are able to read and understand fundamental financial statements. During 2010, the Audit Committee held seven meetings.

Our Audit Committee charter is available at http://www.truereligionbrandjeans.com. Among other things, the charter calls upon the Audit Committee to:

- engage and replace the independent registered public accounting firm as appropriate;
- evaluate the performance of, independence of and pre-approve all services provided by the independent registered public accounting firm;
- discuss with management and the Company's independent registered public accounting firm the quality of our accounting principles and financial reporting;
- oversee our internal controls; and
- provide a whistleblower hotline for stakeholders to alert the board of directors to material internal control matters.

Compensation Committee. Our Compensation Committee consists of three members: Messrs. Maron (Chairman), Graziadio and Harris. The Board has determined that all of the Compensation Committee members qualify as "independent" under NASDAQ independence standards, are "non-employee directors" under Exchange Act Rule 16b-3, and are "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The Compensation Committee met seven times during 2010.

Our Compensation Committee charter is available at http://www.truereligionbrandjeans.com. Among other things, the charter calls upon the Compensation Committee to assist the Board of Directors in:

- ensuring a proper system of long-term and short-term compensation is in place to provide performance-oriented incentives to management, and ensure that compensation plans are appropriate and competitive and properly reflect the objectives and performance of management and the Company;
- establishing the compensation of all of our executive officers; and
- administering the Company's equity incentive programs.

The Compensation Committee is responsible for overseeing the determination, implementation and administration of remuneration, including compensation, benefits and perquisites, of all executive officers and other members of senior management whose remuneration is the responsibility of the Board of Directors. The Compensation Committee seeks the views of our Chief Executive Officer and Chief Merchant with respect to establishing appropriate compensation packages for the executive officers (other than his own compensation package). The Compensation Committee also has the authority to delegate its responsibilities to subcommittees of the Compensation Committee if it determines such delegation would be in the best interest of the Company.

The Compensation Committee has the authority to retain independent counsel, or other advisers as it deems necessary, in connection with its responsibilities at the Company's expense. In 2010 the Compensation Committee engaged Steven Hall & Partners, LLC as its compensation consultant. The Compensation Committee may request that any of our directors, officers or employees, or other persons attend its meetings to provide advice, counsel or pertinent information as the Committee requests.

Nominating and Governance Committee. Our Nominating and Governance Committee consists of four members: Messrs. Harris (Chairman), Bottoli, Graziadio and Maron. Our Board has determined that all members of the Nominating and Governance Committee qualify as "independent" under

NASDAQ independence standards. The Nominating and Governance Committee met once during 2010.

Our Nominating and Governance Committee charter is available at http://www.truereligionbrandjeans.com. Among other things, the charter calls upon the Nominating and Governance Committee to:

- oversee our director nomination and corporate governance functions;
- develop criteria for selecting new directors and to identify individuals qualified to become members of our Board and members of the various committees of our Board;
- recommend director nominees to our Board for election at the annual meeting of stockholders; and
- oversee and administer our Corporate Code of Conduct.

Public Availability of Corporate Governance Documents. Our key corporate governance documents, including our Corporate Code of Conduct, our Corporate Governance Guidelines and the charters of our Audit Committee, Compensation Committee and Nominating and Governance Committee, are available on our corporate website and available in print to any stockholder who requests them from our Assistant Secretary.

Director Attendance

During 2010, our Board held eleven meetings. Each director attended at least 75% of the aggregate of the meetings of our Board and the meetings of each committee of which that director is a member.

Executive Sessions of the Board

Our independent directors meet regularly in executive session without management to review the performance of management and our Company and any related matters. Generally, executive sessions are held in conjunction with regularly scheduled meetings of our Board. We expect our Board to have a least four executive sessions each year.

Board Leadership

Our Company is led by its founder, Mr. Lubell, who has served as Chairman of the Board and Chief Executive Officer since June 2003. We believe that combining the role of Chairman of the Board and Chief Executive Officer promotes unified leadership and direction for our Company and provides for a single, clear focus for management to execute the Company's strategy and business plan. Mr. Lubell's industry expertise and intimate knowledge of the Company's operations and strategy make him uniquely positioned and qualified to serve in these capacities, and we believe Mr. Lubell is seen by our customers, business partners, investors and other stakeholders as providing strong leadership and vision for the Company.

The Company does not have a lead director and does not believe that appointing a lead director would materially impact the performance of the Board of Directors, as it currently employs a variety of structural and operational controls that serve the same purpose. For example, our independent directors meet regularly in executive sessions, and the three chairs of the committees of the Board of Directors rotate in presiding at these sessions. This allows independent directors to speak candidly on any matter of interest, without the Chief Executive Officer or other management present. Moreover, each committee chair acts as "presiding director" for Board discussions on topics within the sphere of his committee. All Board members are free to suggest the inclusion of items on Board of Directors and committee meeting agendas, and, to the fullest extent possible, all meeting materials and presentations are distributed to the Board of Directors in advance, allowing efficient use of time during meetings for questions and comprehensive deliberations. All Board members have direct and complete access to the Company's management at all times, subject to reasonable time constraints and their judgment. Additionally, the Chief Executive Officer's performance and compensation are evaluated and determined by the compensation committee of the Board of Directors, which is comprised solely of independent directors. Finally, each committee, all of which are comprised solely of independent directors, has the right at any time to retain independent outside financial, legal or other advisors.

Risk Oversight

The Board oversees an enterprise wide approach to risk management, designed to support the achievement of the Company's objectives and to maintain stockholder value. The fully-independent Audit Committee is primarily responsible for overseeing the Company's exposure to financial risk and reviewing the steps the Company's management has taken to monitor and control that exposure. The Audit Committee meets at least once per quarter, in addition to periodic meetings with management and internal and independent auditors to accomplish its purpose. While the Audit Committee has primary responsibility for overseeing risk management, the full Board participated in an annual enterprise risk management assessment in 2009, which was led by the Company's management. This assessment included a discussion of the Company's most significant risks as well as a centralized evaluation and determination of the Company's risk appetite, to ensure consensus and mutual understanding between the Board and management. The Board periodically updates this assessment and reviews risks with management in connection with the Company's implementation of its strategy and business plan and as risk may arise from time to time. Additionally, each of our committees considers the risks within its area of responsibilities.

Board Qualification and Selection Process

Our Nominating and Governance Committee reviews, evaluates and proposes prospective candidates for our Board, recommends director nominees for selection to our Board, and based upon this recommendation, our Board selects the nominees for election as directors. The goal of the Nominating and Governance Committee is to maintain a strong and experienced Board and to ensure that each member of our Board possesses the highest personal and professional ethics and integrity and is devoted to representing our best interests and the best interests of our stockholders. The application of these factors involves the exercise of judgment and as a result the Nominating and Governance Committee does not have a standard set of fixed qualifications that it applies to all potential candidates for nomination. Although the Nominating and Governance Committee does not have a formal policy with respect to diversity, one of the factors that it considers when evaluating potential candidates for nomination is diversity. The Nominating and Governance Committee values all types of diversity, including diversity of viewpoint, background, technical skills, industry knowledge and experience and takes such diversity into account when considering the overall mix of qualifications of candidates for nomination to our Board. The Nominating and Governance Committee therefore seeks candidates for nomination to our Board who increase the diversity of our Board in all respects.

The Nominating and Corporate Governance Committee also considers candidates recommended by our stockholders, provided that the recommendations are made in accordance with the procedures required under our bylaws, as summarized in the "Questions and Answers" section of this Proxy Statement.

Stockholder Meeting Attendance

As a general matter, all of our directors are encouraged to attend our annual meetings of stockholders. All of our directors attended the 2010 annual stockholders meeting.

Compensation Committee Interlocks and Insider Participation

During 2010, the Compensation Committee consisted of Messrs. Maron, Graziadio and Harris. None of these individuals was one of our officers or employees at any time during 2010 or prior to 2010. None of our executive officers has served on the board of directors or on the compensation committee of any other entity which had officers who served on our Board or our Compensation Committee.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Program Objectives and Overview

We believe that compensation of our executive and other officers should be directly and materially linked to our operating performance. We believe that the performance of individual officers is best viewed through the impact of their performance on our performance as reflected by achievement of annual performance targets that we consider to be drivers of long-term stockholder value. As a result, for executive officers, our compensation programs focus on our performance, rather than individual performance. Our executives with the most senior leadership positions within our organization have the greatest ability to influence our performance. Both the annual and long-term incentive awards as a percentage of total compensation for these executives are greater than that of our other employees.

The fundamental objectives of our compensation program are to attract, retain and motivate top-quality officers through compensation that is competitive with the market and industry in which we compete for talent and align the interests of our officers and senior management with the interests of our stockholders. We seek to promote service longevity and to provide our executives with long-term wealth accumulation opportunities, assuming that we are able to maintain a high-level of financial and stock performance. The Compensation Committee evaluates both performance and compensation annually to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our Comparison Group (as discussed below).

Overall, we have designed our compensation program to:

- support our business strategy and business plan by clearly communicating what is expected of executive and other officers with respect to goals and by rewarding them for the achievement of results relative to goals;
- recruit, motivate and retain executive talent; and
- create a direct performance alignment with value for stockholders.

We seek to achieve these objectives through a variety of compensation elements:

- annual base salary;
- an annual cash performance award, the payment of which is conditioned on meeting pre-established performance goals;
- long-term incentive compensation, delivered in the form of performance and service based restricted stock awards that are earned based on the factors described below and that are designed to align executive officers' interests with those of stockholders by rewarding outstanding performance and providing long-term incentives; and
- other executive benefits and perquisites.

The Compensation Committee also retains the authority to grant additional bonuses, solely in its discretion following review of individual performance of the Named Executive Officers. The purpose of the discretionary bonus is to reward exceptional individual performance. To date, the Compensation Committee has not awarded any additional discretionary bonuses.

We believe that each element of our executive compensation program helps us to achieve one or more of our compensation objectives. Base salaries, company paid health insurance, and severance and other termination benefits are all primarily intended to attract, motivate and retain qualified executives. These are the elements of our current executive compensation program where the value of the benefit in any given year generally is fixed. We believe that in order to attract, motivate and retain leading executives, we need to provide executives with predictable benefit amounts that reward the executive's continued service.

Our annual cash incentive and long term equity awards are intended to hold executives accountable and reward them for performance over our fiscal year. They also align our executives' interests with those of our stockholders and help us attract, motivate and retain executives. The long-term equity incentives generally vest on a longer-term basis and are designed to reward performance and continued employment over more than one year. These elements of our current executive compensation program are designed to reward performance and the creation of stockholder value.

Consistent with our compensation philosophies, our goal for 2010 was to provide each Named Executive Officer with a current executive compensation package that was competitive in light of the compensation paid to comparable executives at companies in the Comparison Group. The Compensation Committee also considered a number of other factors, including level of experience, length of service, scope of duties, pay history, internal pay equity considerations, the financial performance of the Company, broad trends in executive compensation generally, and any employment agreement benefits to which the officer may be entitled. These factors, when considered together, were used as a basis for making compensation decisions on a position by position basis.

In setting the compensation for our Chief Executive Officer, the Compensation Committee takes into account his additional role as Chief Merchant pursuant to which he leads our design team and is instrumental in the design and development of the merchandise that drive our long term net sales and net income growth. The Compensation Committee took note of the fact that these functions at many of our competitors are performed by more than one executive and compensated accordingly. The difference in the total direct compensation awarded to our Chief Executive Officer relative to the total direct compensation awarded to each of our other executive officers is generally attributable to differences in the Compensation Committee's assessment of the officers' relative contributions to the performance of the Company, benchmarking data for the positions held by them and general trends in executive compensation. Based on competitive data reviewed by the compensation consultant retained by the Committee, the total direct compensation provided to the chief executive officer position is typically higher than that for other executive officers at companies in our Comparison Group and other public companies generally. These differences are generally more pronounced in cases in which the chief executive officer acts in multiple roles.

In 2010 the Compensation Committee engaged Steven Hall & Partners, LLC, which we refer to throughout this discussion as SH&P, as its compensation consultant. With the assistance of SH&P, the Compensation Committee established a comparison group of companies, which we refer to as the "Comparison Group". In establishing the Comparison Group, SH&P selected 18 companies using selection factors previously established by the Compensation Committee, including design dependent premium brands, specialty retail operations, international operations, and performance. These companies are Abercrombie & Fitch Co., Aeropostale, Inc., Bebe Stores, Inc., Buckle, Inc., Carter's, Inc., Chicos' FAS, Inc., Coach, Inc., Deckers Outdoor Corp., Guess?, Inc., J. Crew

Group, Inc., Lululemon Athletica, Inc., New York & Co., Inc., Pacific Sunwear of California, Phillips-Van Heusen Corp., Polo Ralph Lauren Corp., Steven Madden, Ltd., Tween Brands, Inc., and Wolverine World Wide, Inc. The information gathered from this Comparison Group included base salary, cash incentive compensation and equity incentive compensation. A review of the compensation of companies in our Comparison Group indicated that with regard to targeted total direct compensation our Chief Executive Officer and Chief Merchant, our President and our Chief Financial Officer ranked above the 75th percentile and our Chief Operating Officer ranked between the 50th and 75th percentile. However, a substantial portion of each Named Executive Officer's compensation is variable and earned only upon the achievement of performance goals. If the performance goals are not met, actual pay for our Named Executive Officers would be ranked below the 25th percentile.

Governance

The Compensation Committee oversees our executive compensation and benefit plans and practices, and establishes management compensation policies and procedures to be reflected in the compensation program offered to our executive officers. The Compensation Committee operates under the written charter approved by the entire Board of Directors, a copy of which is available at http://www.truereligionbrandjeans.com. Each of the members of the Compensation Committee meets the definition of "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Compensation Committee administers our equity incentive plans and our cash bonus plans, including granting performance awards, establishing performance goals and certifying the achievement of the performance goals.

The Compensation Committee has the authority to retain independent counsel, or other advisers, as it deems necessary, in connection with its responsibilities at the Company's expense. The Compensation Committee may request that any of our directors, officers or employees, or other persons attend its meetings to provide advice, counsel or pertinent information as the Committee requests.

Role of Executive Officers in Compensation Decisions

Our Chief Executive Officer and Chief Merchant, and our Chief Financial Officer, are involved in the design, development and implementation of our executive compensation programs. These officers typically provide their input through consultation with the Chairman of the Compensation Committee and by presentation to the Compensation Committee as a whole. Our executive officers typically are not present at Compensation Committee meetings during Committee deliberations on the compensation packages to be awarded to our executive officers. Our Chief Executive Officer and Chief Merchant annually reviews the performance of each executive officer (other than his own performance which is reviewed by the Compensation Committee) and presents his conclusions and recommendations regarding base salary and incentive award opportunities to the Compensation Committee for its consideration. The Compensation Committee can exercise its discretion in accepting, rejecting and/or modifying any executive compensation recommendation.

Components of 2010 Executive Compensation

For the fiscal year ended December 31, 2010, the principal components of compensation for the executive officers were:

- base salary;
- annual cash bonus;
- grants of restricted stock; and
- perquisites and other benefits.

Base Salary

The Compensation Committee reviews and approves base salaries for Named Executive Officers annually and in connection with promotions or other changes in responsibilities. In addition, our Named Executive Officers have entered into employment agreements with the Company that provide for minimum base salaries. For a more complete description of these employment arrangements, see "—Employment Agreements" below. The Compensation Committee generally reviews the base salaries for each Named Executive Officer in the first quarter of each year to set salaries. The Committee considers individual qualifications and job responsibilities, individual compensation history, pay in relation to other executives at the Company, individual job performance and future potential, as well as evaluations and recommendations by the Chief Executive Officer with respect to each other Named Executive Officer, in determining base salary. The Company's employment agreement with Mr. Lubell provides that his base salary will increase by at least five percent annually. The Committee has not established a specific formula for determining base salary increases or decreases for the other Named Executive Officers, and the weight given to each of the foregoing factors differs from individual to individual as the Compensation Committee deems appropriate.

In determining base compensation, the Compensation Committee also considers compensation levels at similarly situated companies for similar positions, referred to as benchmarking. The Committee uses benchmarking as a point of reference for measurement, and has discretion in determining how much weight to place on the benchmarking analysis. Benchmarking helps the Compensation Committee assess whether our level of executive pay is appropriate when compared to industry standards. Our general philosophy is to provide a base salary that is at or below the midpoint of the applicable salary range for companies in the Comparison Group, particularly in light of our decision to place significant emphasis on companywide performance for compensation purposes. A review of the compensation of companies in our Comparison Group indicated that our Chief Executive Officer and Chief Merchant and Chief Financial Officer ranked between the 25th and 50th percentile with regard to base salary and our other Named Executive Officers ranked at or below the 25th percentile with respect to base salary.

In March 2010, the Compensation Committee approved increased base salaries for certain of our Named Executive Officers. The increases were attributable to cost-of-living and market adjustments based on the level of responsibility for each Named Executive Officer and the Committee's assessment of the changing roles of the Named Executive Officers in the context of a rapidly growing company. The base salary paid to each executive officer for fiscal year 2010 is reflected in the column titled "Salary" of the Summary Compensation Table on page 22 of this Proxy Statement.

Annual Cash Performance Awards

We grant annual cash performance awards that are designed to create a direct link between performance and compensation for our Named Executive Officers by providing cash compensation that is at-risk and contingent on the achievement of overall company performance. Performance awards provide our Named Executive Officers with the potential for an award based on the achievement of one or more levels of performance to be attained with respect to one or more performance criteria, which we refer to as "performance goals." The Compensation Committee approves threshold, target and maximum performance goals and potential cash incentive awards within three months of the beginning of each performance period. Actual cash incentive amounts are calculated based on the extent to which the pre-established performance goals are achieved. The Compensation Committee certifies the attainment level of all goals and approves specific payments to executive officers. The Compensation Committee also reviews the performance of each Named Executive Officer and may reduce (but not increase) actual cash incentive payments.

For 2010, the Compensation Committee set targets based on our earnings before interest and income tax expenses after adjustment for significant items that the Compensation Committee determined were not representative of our core operations for the relevant performance period ("Adjusted EBIT"). The Compensation Committee used Adjusted EBIT to set targets after taking into account the advice of the compensation consultant regarding measures of performance used by the Comparison Companies and after taking into account the compensation philosophy of the Company. The Compensation Committee set the specific performance targets for fiscal 2010 so that the Named Executive Officers would be eligible to receive the target level awards if the Company achieved Adjusted EBIT of 108% of 2009 Adjusted EBIT, taking into account that, at the time 2010 performance goals were set, the Company continued to face a very difficult retail and wholesale environment that would require outstanding performance to achieve the targeted goals. By setting this target level for awards, the Compensation Committee believed the performance targets were challenging in light of industry and market conditions and trends in the general economy.

Depending on performance against the pre-established goals for fiscal 2010, the Named Executive Officers were eligible to receive a cash incentive bonus of between 49% and 258% of base salary at threshold performance, between 99% and 465% of base salary at target performance and between 132% and 579% of base salary at maximum performance. The percentage incentive amounts generally increase as an executive's responsibilities increase. The cash incentive opportunity for Mr. Lubell was higher than the other Named Executive Officers principally due to his dual role as Chief Executive Officer and Chief Merchant, his greater ability to influence broader areas of the company's business and competitive market rates for his position.

Bonus opportunities for 2010 for Messrs. Lubell, Egeck, Koplin, Collins and Buckley were as follows:

	Bonus Opportunity(1)		
Named Executive Officer	**Threshold $67.08 million Adjusted EBIT**	**Target $83.85 million Adjusted EBIT**	**Maximum $100.61 million Adjusted EBIT**
Jeffrey Lubell	$2,414,736	$4,359,940	$5,433,156
Michael Egeck(2)	$ 350,000	$ 640,000	$1,200,000
Lynne Koplin	$ 234,766	$ 475,000	$ 625,921
Peter F. Collins	$ 234,766	$ 425,250	$ 538,441
Michael F. Buckley	$ 352,149	$ 638,466	$ 806,156

(1) No cash performance awards were payable if Adjusted EBIT was below $67.08 million. Performance awards for these Named Executive Officers were interpolated for Adjusted EBIT amounts between $67.08 million and $83.85 million; and between $83.85 million and $100.61 million.

(2) The cash performance award for Mr. Egeck is pro-rated based on the number of days from the commencement of Mr. Egeck's employment to the end of 2010.

On February 10, 2011, the Compensation Committee certified the Adjusted EBIT achieved by the Company for fiscal year 2010. In determining whether the performance goals were achieved in 2010 the Compensation Committee excluded certain expenses related to the termination of the Company's former President and expenses related to the Company's international expansion efforts. As a result each of our Named Executive Officers was paid an annual cash performance award for fiscal year 2010, which is reflected in the column titled "Non-Equity Incentive Plan Compensation" of the Summary Compensation Table on page 22 of this Proxy Statement.

Grants of Restricted Stock Awards

The long-term incentive compensation component provides annual awards that are performance based. The objective of the program is to align compensation for executive officers over a multi-year period directly with the interests of our stockholders by motivating and rewarding creation and preservation of long-term stockholder value. Equity ownership for all of our executive officers, other officers, and senior managers is important for purposes of motivation, retention, and alignment with stockholders.

We do not have, nor do we intend to have, a program, plan or practice to select the grant dates of restricted stock for executive officers in coordination with the release of material non-public information. Restricted stock awards are typically reviewed and granted during the first quarter of each year. All restricted stock awards for executive officers are granted on the date the Compensation Committee approves the awards using the fair market value of the Company's common stock at the close of that business day.

In March 2010, our Compensation Committee approved grants of 387,636 shares of restricted stock to our Chief Executive Officer and Chief Merchant, former President, Chief Operating Officer, and Chief Financial Officer under our 2009 Equity Incentive Plan. Additionally, pursuant to Mr. Egeck's employment agreement, in June 2010, Mr. Egeck was granted 59,401 shares of restricted stock under our 2009 Equity Incentive Plan. These shares of restricted stock were performance based and vested only if the Company met or exceeded pre-established goals of Adjusted EBIT for fiscal year 2010. The fiscal 2010 Adjusted EBIT performance goals approved by the Compensation Committee with respect to annual long-term equity incentive awards were the same as those approved for cash incentive awards discussed above under "—Annual Cash Performance Awards." Depending on performance against the pre-established goals for fiscal 2010, the restricted stock awards granted to the Named Executive Officers vested at an approximate value of between 168% and 343% of base salary at threshold performance, between 274% and 490% of base salary at target performance and between 358% and 607% of base salary at maximum performance. For these purposes, the restricted stock is valued at the same price as the Company's unrestricted common stock on the grant date.

The percentage of base salary for annual long-term equity incentive awards varies depending on the executive's level of responsibility, with more senior executive officers generally eligible to receive a higher percentage of compensation subject to financial performance. The long-term equity incentive award for Mr. Lubell was higher than the other Named Executive Officers principally due to his dual role as Chief Executive Officer and Chief Merchant, his greater ability to influence broader areas of the company's business and competitive market rates for his position.

	Performance Based Restricted Share Opportunity(1)		
Named Executive Officer	**Threshold $67.08 million Adjusted EBIT**	**Target $83.85 million Adjusted EBIT**	**Maximum $100.61 million Adjusted EBIT**
Jeffrey Lubell	102,459	136,612	170,765
Michael Egeck	37,780	54,850	59,401
Lynne Koplin	27,322	44,399	58,060
Peter F. Collins	29,884	42,977	52,937
Michael F. Buckley	59,768	85,549	105,874

(1) No performance awards were payable if Adjusted EBIT was below $67.08 million. Performance awards were interpolated for Adjusted EBIT amounts between $67.08 million and $83.85 million; and between $83.85 million and $100.61 million.

On February 10, 2011, the Compensation Committee certified the Adjusted EBIT achieved by the Company for fiscal year 2010. In determining whether the performance goals were achieved in 2010 the Compensation Committee excluded certain expenses related to the termination of the Company's former President and expenses related to the Company's international expansion efforts. As a result, each executive officer earned the following number of restricted shares of which two-thirds vested on March 24, 2011 and one-third will vest on March 24, 2012, except with respect to Mr. Egeck whose shares will vest two-thirds on June 4, 2011 and one-third on June 4, 2012, subject in each case to the terms of the grant and each executive officer's respective employment agreement:

Named Executive Officer	Number of Performance Restricted Shares Earned
Jeffrey Lubell	119,211
Michael Egeck	46,153
Lynne Koplin	35,698
Peter F. Collins	36,306
Michael F. Buckley (1)	48,278

(1) Pursuant to the terms of his employment agreement, Mr. Buckley was entitled to retain any shares that vested within twelve months of the termination of his employment subject to the satisfaction of all other vesting criteria.

In addition to performance based awards, the long-term incentive compensation component from time to time includes non-performance based equity incentive awards granted in connection with the attracting and hiring of highly skilled executive officers.

In January 2010, in connection with her hiring, Ms. Koplin, our Chief Operating Officer, was granted 50,000 shares of restricted stock under our 2009 Equity Incentive Plan to vest in two equal installments on January 4, 2011 and January 4, 2012.

In June 2010, in connection with his hiring, Mr. Egeck, our President, was granted 100,000 shares of restricted stock outside of our 2009 Equity Incentive Plan, effective on the date of the commencement of employment to vest in three equal annual installments beginning on the first anniversary of the date of commencement of employment.

Burn Rate Policy

In administering the long-term equity incentive compensation component of our compensation program, we actively manage our awards in accordance with a target "burn rate." The burn rate measures the potential dilutive effect of our annual equity awards. In May 2009, we committed that with respect to shares of our common stock reserved under our 2009 Equity Incentive Plan, the burn rate of equity awards would not exceed an average of 3.44% per fiscal year through our fiscal year ending December 31, 2011. Under this policy we recalculate our burn rate at the end of each fiscal year. For this purpose, we define burn rate as the adjusted total number of equity awards made in a given year divided by the weighted common shares outstanding. The adjusted total number of equity awards is equal to the sum of the number of shares of our common stock subject to options and other equity-based awards granted during the year as adjusted to reflect "full value." The full value adjustment counts one share of our common stock subject to a full value award as equivalent to:

- 1.5 shares if our annual common stock price volatility is 54.6% or higher;
- 2 shares if our annual common stock price volatility is at least 36.1% but less than 54.6%;
- 2.5 shares if our annual common stock price volatility is at least 24.9% but less than 36.1%,
- 3.0 shares if our annual common stock price volatility is at least 16.5% but less than 24.9%,

- 3.5 shares if our annual common stock price volatility is at least 7.9% but less than 16.5%. and
- 4 shares if our annual common stock price volatility is less than 7.9%.

The total number of restricted shares awarded in 2010 pursuant to our 2009 Equity Incentive Plan was 455,516. Our annual common stock price volatility in 2010 was 48.5% and as of December 31, 2010 the weighted common shares outstanding was 24,495,000. For 2010, our burn rate was 3.72% and our average burn rate with respect to shares of our common stock reserved under our 2009 Equity Incentive Plan from 2009 through 2010 was 1.95%. The following table summarizes the burn rate of shares awarded under the 2009 Equity Incentive Plan for 2010, 2009 and for the average of 2010 and 2009:

Shares Awarded Under 2009 Equity Incentive Plan	2010	2009	2009 – 2010 Average
Service Based Restricted Shares Granted	146,079	26,500	
Performance Based Shares Earned	309,437	0	
Total Shares Awarded Pursuant to 2009 Equity Incentive Plan	455,516	26,500	
Basic Weighted Shares Outstanding	24,495,000	23,993,000	
Unadjusted Burn Rate	1.86%	0.11%	
Full Value Adjustment	2.0	1.5	
Adjusted Burn Rate	3.72%	0.17%	1.95%

Perquisites

In order to better enable us to attract and retain highly skilled executive officers and to round out a competitive compensation package for our Named Executive Officers, we provide our Named Executive Officers with perquisites and other benefits that we believe are reasonable and consistent with our overall compensation philosophy and objectives. The Compensation Committee periodically reviews the levels of perquisites and other benefits provided to our Named Executive Officers.

Our Named Executive Officers receive paid car allowances and Mr. Lubell, Mr. Egeck and Ms. Koplin receive fully-paid health insurance.

The attributed costs and a more detailed description of the perquisites and other personal benefits that we provided each of our Named Executive Officers for fiscal year 2010 are included in the column titled "All Other Compensation," and in the accompanying footnotes, of the Summary Compensation Table on page 22 of this Proxy Statement.

Change in Control Provisions

Our Named Executive Officers have change in control provisions in their employment agreements. These provisions grant these officers certain compensation and accelerated vesting of equity awards in the event of a change in control. These provisions are based on market comparisons and are an important element in the retention of these executive officers. A summary of these change in control payments is set forth under the heading "Potential Payments Upon Termination or Change in Control" on page 32 of this Proxy Statement.

Risk Assessment

The Compensation Committee, supported by its compensation consultant, has reviewed the Company's compensation policies and practices and analyzed the potential business risks inherent in such policies and practices. The Compensation Committee believes that the Company's executive compensation policies and practices do not encourage our management to take unnecessary business risks that are reasonably likely to have a material adverse effect on the Company.

Tax and Accounting Implications

Deductibility of Executive Compensation

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code, which provides that the Company may not deduct for federal income tax purposes annual compensation of more than $1 million paid to our Named Executive Officers (defined below), excluding our Chief Financial Officer. Performance based compensation paid pursuant to stockholder approved plans is not subject to this deduction limit as long as such compensation is approved by "outside directors" within the meaning of Section 162(m). Although the Compensation Committee generally intends to structure and administer executive compensation plans and arrangements so that they will not be subject to the deduction limit of Section 162(m) of the Code, the Compensation Committee may from time to time approve non-deductible payments in order to maintain flexibility in structuring appropriate compensation programs in the interests of the Company and our stockholders. For example in 2010 the Compensation Committee awarded restricted stock to the Company's new President and new Chief Operating Officer that were not intended to be performance based compensation and may not be deductible in full in future years.

The Compensation Committee also considers the impact of other tax provisions, including the restrictions on deferred compensation set forth in Section 409A of the Code. The Compensation Committee and the Company attempt to structure the Company's compensation plans, programs and agreements in a tax-efficient manner and in a manner that avoids possible adverse tax consequences to our executive officers and other key employees.

EXECUTIVE OFFICER COMPENSATION

The following table provides certain summary information concerning the compensation earned by our Chief Executive Officer and Chief Merchant, President, Chief Operating Officer, Chief Financial Officer, and former President, in 2010. We refer to theses officers as the Named Executive Officers.

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards (1)($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	Change In Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation (2)($)	Total ($)
Jeffrey Lubell	2010	937,750	—	3,999,999(3)	—	3,368,836	—	34,640	8,341,225
Chairman, Chief Executive	2009	851,606	—	3,280,418(3)	—	3,914,396	—	34,595	8,081,015
Officer and Chief Merchant	2008	775,000	—	3,580,861(3)	—	3,191,850	—	36,949	7,584,660
Michael Egeck	2010	365,000	—	3,933,190(4)	—	284,556	—	10,628	4,593,374
President(5)	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Lynne Koplin	2010	475,000	—	2,250,003(6)	—	352,598	—	21,156	3,098,757
Chief Operating Officer(7)	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
Peter F. Collins	2010	391,230	—	1,258,367(8)	—	328,196	—	5,317	1,983,110
Chief Financial Officer	2009	377,792	—	1,215,822(8)	—	478,562	—	—	2,072,176
and Assistant Secretary	2008	360,000	—	1,348,739(8)	—	360,713	—	—	2,069,452
Michael F. Buckley	2010	510,773	—	2,504,875(10)	—	180,839	—	1,255,870	4,452,357
Former President(9)	2009	493,229	—	2,420,174(10)	—	833,643	—	23,095	3,770,141
	2008	470,000	—	2,697,461(10)	—	627,908	—	22,218	3,817,587

(1) The amounts reported reflect the grant date fair value of performance shares and/or restricted shares granted in the years ended December 31, 2010, 2009 and 2008. The amounts reported do

not reflect compensation actually received by the Named Executive Officers. See the columns under the heading "Estimated Future Payouts Under Equity Incentive Plan Awards" in the Grants of Plan-Based Awards table on page 24 for the number of performance shares granted in 2010.

(2) The following table details the components of this column:

Name	Year	Car Allowance ($)	Company Paid Health Insurance ($)	Severance ($)	Total ($)
Jeffrey Lubell	2010	30,000	4,640	—	34,640
	2009	30,000	4,595	—	34,595
	2008	30,000	6,949	—	36,949
Michael Egeck	2010	8,308	2,320	—	10,628
	2009	—	—	—	—
	2008	—	—	—	—
Lynne Koplin	2010	14,400	6,756	—	21,156
	2009	—	—	—	—
	2008	—	—	—	—
Peter F. Collins	2010	5,317	—	—	5,317
	2009	—	—	—	—
	2008	—	—	—	—
Michael F. Buckley	2010	5,539	8,782	1,241,549	1,255,870
	2009	14,400	8,695	—	23,095
	2008	14,400	7,818	—	22,218

(3) Represents the grant date fair value of both performance and non-performance shares awarded. The grant date fair value of the performance shares awarded is based upon the probable outcome of the performance condition as of the grant date, excluding the effect of estimated forfeitures. If the highest level of performance were to be assumed, the grant date value of the performance awards would be $4,999,999, $4,071,847, and $3,380,900 for 2010, 2009, and 2008, respectively. The grant date fair value of the shares awarded and actually earned was $3,490,498, $3,666,671, and $3,286,995 for 2010, 2009, and 2008, respectively.

(4) Represents the grant date fair value of both performance and non-performance shares awarded. The grant date fair value of the performance shares awarded is based upon the probable outcome of the performance condition as of the grant date, excluding the effect of estimated forfeitures. If the highest level of performance were to be assumed, the grant date value of the performance awards would be $1,508,785 for 2010. The grant date fair value of the shares awarded and actually earned was $1,172,286 for 2010.

(5) Mr. Egeck joined us as President in June 2010.

(6) Represents the grant date fair value of both performance and non-performance shares awarded. The grant date fair value of the performance shares awarded is based upon the probable outcome of the performance condition as of the grant date, excluding the effect of estimated forfeitures. If the highest level of performance were to be assumed, the grant date value of the performance awards would be $1,699,997 for 2010. The grant date fair value of the shares awarded and actually earned was $1,045,237 for 2010.

(7) Ms. Koplin joined us as Chief Operating Officer in January 2010.

(8) Represents the grant date fair value of both performance and non-performance shares awarded. The grant date fair value of the performance shares awarded is based upon the probable outcome

of the performance condition as of the grant date, excluding the effect of estimated forfeitures. If the highest level of performance were to be assumed, the grant date value of the performance awards would be $1,549,995, $1,502,573, and $1,243,300 for 2010, 2009, and 2008, respectively. The grant date fair value of the shares awarded and actually earned was $1,063,040, $1,355,768, and $1,212,004 for 2010, 2009, and 2008, respectively.

(9) Mr. Buckley left his position as President of the Company in May 2010.

(10) Represents the grant date fair value of both performance and non-performance shares awarded. The grant date fair value of the performance shares awarded is based upon the probable outcome of the performance condition as of the grant date, excluding the effect of estimated forfeitures. If the highest level of performance were to be assumed, the grant date value of the performance awards would be $3,099,991, $2,993,667, and $2,486,600 for 2010, 2009, and 2008, respectively. The grant date fair value of the shares awarded and actually earned was $1,413,580, $2,700,066, and $2,423,990 for 2010, 2009, and 2008, respectively.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of plan-based awards to our Named Executive Officers during the year ended December 31, 2010. No options were awarded to our Named Executive Officers during the year ended December 31, 2010.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**($)**
Jeffrey Lubell	3/24/10	2,414,736	4,359,940	5,433,156	102,459	136,612	170,765	—	3,999,999(3)
Michael Egeck	6/04/10	350,000	640,000	1,200,000	37,780	54,850	59,401	—	1,393,190(4)
	6/04/10	—	—	—	—	—	—	100,000(5)	2,540,000(5)
Lynne Koplin	3/24/10	234,766	475,000	625,921	27,322	44,399	58,060	—	1,300,003(3)
	1/04/10	—	—	—	—	50,000(6)	—	—	950,000(6)
Peter F. Collins	3/24/10	234,766	425,250	538,441	29,884	42,977	52,937	—	1,258,367(3)
Michael F. Buckley(7)	3/24/10	352,149	638,466	806,156	59,768	85,549	105,874	—	2,504,875(3)

(1) These columns report the range of possible cash payouts for 2010 performance under the Annual Cash Performance Awards as described in the Compensation Discussion and Analysis beginning on page 14. The amounts shown in the Threshold, Target and Maximum columns reflect the payout opportunity associated with established levels of performance, as indicated in the Bonus Opportunity table on page 18. No payout is made if minimum performance thresholds are not met. The actual payments are reported in the Summary Compensation Table on page 22, in the column titled, "Non-Equity Incentive Plan Compensation."

(2) These columns report the range of performance shares targeted for the performance period of the 2010 grant, beginning January 1, 2010, and ending December 31, 2010, as described in the Compensation Discussion and Analysis beginning on page 14. No performance shares vest if minimum performance thresholds are not met. The amounts shown in the threshold, target and maximum columns reflect the potential restricted awards corresponding to the established level of performance, as indicated in the Performance Based Restricted Share Opportunity Table on page 19. The grant date fair value at the target performance level for the Named Executive Officers is included in the amounts shown in the Summary Compensation Table on page 22, in the column titled, "Stock Awards."

(3) Reflects the grant date fair value of the restricted stock award based on the probable outcome of the performance conditions as of the grant date. These shares of restricted stock are performance based and will vest two-thirds on March 24, 2011 and one-third on March 24, 2012 if the requisite targets are satisfied and the Named Executive Officer remains employed by the Company on the vesting dates. The fair value was $29.28 per share for restricted stock awarded on March 24, 2010.

(4) Reflects the grant date fair value of the restricted stock award based on the probable outcome of the performance conditions as of the grant date. These shares of restricted stock are performance based and will vest two-thirds on June 4, 2011 and one-third on June 4, 2012 if the requisite targets are satisfied and the Named Executive Officer remains employed by the Company on the vesting dates. The fair value was $25.40 per share for restricted stock awarded on June 4, 2010.

(5) These shares of restricted stock vest one-third on the first anniversary of the grant date, one-third on the second anniversary of the grant date, and the remaining one-third on the third anniversary of the grant date. The fair value was $25.40 per share for restricted stock awarded on June 4, 2010.

(6) These shares of restricted stock vest one-half on the first anniversary and one-half on the second anniversary of the grant date. The fair value was $19.00 per share for restricted stock awarded on January 4, 2010.

(7) Mr. Buckley's employment with the Company was terminated in May 2010. Please see "Outstanding Equity Awards at Year End" on page 26 for a description of the treatment of Mr. Buckley's outstanding equity awards.

Options Exercised and Stock Vested

The following table sets forth information regarding the exercise of stock option awards and the vesting of restricted stock during the year ended December 31, 2010.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey Lubell	—	—	287,546	7,011,801
Michael Egeck	—	—	—	—
Lynne Koplin	—	—	—	—
Peter F. Collins	—	—	122,965	3,080,240
Michael F. Buckley	—	—	295,088	7,511,966

Outstanding Equity Awards at Year End

No option awards were outstanding at December 31, 2010.

The following table sets forth information concerning restricted shares that had not vested and equity incentive plan awards for each of our Named Executive Officers as of December 31, 2010.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey Lubell	112,982(1)	2,514,979	—	—
	119,211(2)	2,653,637	—	—
Michael Egeck	100,000(3)	2,226,000	—	—
	46,153(4)	1,027,366	—	—
Lynne Koplin	50,000(5)	1,113,000	—	—
	35,698(2)	794,637	—	—
Peter F. Collins	41,775(1)	929,912	—	—
	36,306(2)	808,172	—	—
Michael F. Buckley	48,278(6)	1,074,668	—	—

(1) Reflects one-third of the number of restricted stock shares earned under the performance-based award granted to the named executive officer in fiscal 2009 and which vested on February 26, 2011.

(2) Reflects the number of restricted stock shares earned under the performance-based award granted to the named executive officer in fiscal 2010. Two-thirds of this restricted stock award vested on March 24, 2011. The remaining portion of this restricted stock award will vest on March 24, 2012.

(3) This restricted stock award will vest in three equal annual installments on June 4, 2011, June 4, 2012, and June 4, 2013.

(4) Reflects the number of restricted stock shares earned under the performance-based award granted to the named executive officer in fiscal 2010 and which will vest two-thirds on June 4, 2011 and one-third on June 4, 2012.

(5) One-half of this restricted stock award vested on January 4, 2011. The remaining portion of this restricted stock award will vest on January 4, 2012.

(6) Reflects the number of restricted stock shares earned under the performance-based award granted to the named executive officer in fiscal 2010 and which vested on March 24, 2011 (Mr. Buckley forfeited one-third of the unvested portion of the restricted stock shares granted to him in fiscal 2010 upon his termination in May 2010).

Summary of Equity Compensation Plan

The following table sets forth information concerning all equity compensation plans and individual compensation arrangements in effect during the year ended December 31, 2010.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	—	—	1,610,246
Equity Compensation Plans Not Approved By Security Holders	—	—	—
Total	—	—	1,610,246

Pension Benefits

We do not provide any pension benefits to any of our Named Executive Officers or employees.

Non-Qualified Deferred Compensation

We do not provide any non-qualified deferred compensation to our Named Executive Officers or employees.

Employment Agreements

We have entered into employment agreements with Jeffrey Lubell, our Chief Executive Officer and Chief Merchant; Michael Egeck, our President; Lynne Koplin, our Chief Operating Officer; Peter F. Collins, our Chief Financial Officer and Michael F. Buckley, our former President.

Jeffrey Lubell

Effective January 4, 2006, we entered into an employment agreement, or the CEO Agreement, with Jeffrey Lubell, pursuant to which Mr. Lubell will serve as our Chief Executive Officer and Chief Merchant. The initial term of the CEO Agreement is three years, subject to annual renewals thereafter. The CEO Agreement provides that Mr. Lubell's base salary will be $500,000 per year, subject to increase (but not decrease) in the sole discretion of our Compensation Committee. For 2011, the Compensation Committee has established Mr. Lubell's base salary at $984,638. Pursuant to the CEO Agreement, Mr. Lubell is eligible to earn an annual cash performance bonus for year 2007 and subsequent years based on achieving performance goals established by the Compensation Committee.

The CEO Agreement provides that if we terminate Mr. Lubell's employment without Cause or if Mr. Lubell terminates his employment for Good Reason (each as defined in the CEO Agreement), then (1) Mr. Lubell will receive a severance amount of one and one-half times the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete years prior to the termination date, and (2) any options or other equity grants received by Mr. Lubell will be modified to reflect an additional twelve months of vesting. However, if less than one year remains in Mr. Lubell's employment term after termination, the aforementioned severance payment will equal the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete years prior to the termination date. In addition, if we terminate Mr. Lubell's employment without Cause or if Mr. Lubell terminates his employment for Good Reason during the one-year period following a Change in Control (as defined in the CEO Agreement), he would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two complete years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. Moreover, the CEO Agreement provides that if any payment made to Mr. Lubell is subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, Mr. Lubell will be entitled to a tax gross-up payment from us to hold him harmless from the effect of such excise tax.

Effective May 31, 2006, we entered into an Amendment to Employment Agreement, or Amendment No. 1, with Mr. Lubell, amending the CEO Agreement. Pursuant to Amendment No. 1, any payments made to Mr. Lubell in connection with a termination of his employment that are considered to be non-qualified deferred compensation for purposes of Section 409A of the Code and that otherwise would have been payable at any time during the six-month period immediately following such termination of employment will instead be paid in a lump sum as soon as practicable following the expiration of such six-month period. Additionally, any Annual Bonus (as defined in Amendment No. 1) earned by Mr. Lubell will be paid no later than March 15 of the year following the year for which the Annual Bonus is to be paid.

Effective September 12, 2008, we entered into an Amendment No. 2 to Employment Agreement, or Amendment No. 2, with Mr. Lubell, amending the CEO Agreement as amended by Amendment No. 1. Amendment No. 2 provided that Mr. Lubell's base salary was increased to $775,000 and would thereafter increase by at least 5% annually. The initial term of Mr. Lubell's employment with us was extended through March 31, 2010, subject to automatic three-year extensions thereafter. Amendment No. 2 provides for an increase in the severance payable to Mr. Lubell in the event that we terminate his employment without Cause or if he terminates his employment for Good Reason to an amount equal to three times the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two completed years prior to the termination date. If less than one year remains in Mr. Lubell's employment term after termination, the severance payment will equal the sum of Mr. Lubell's base salary in effect on the date of termination plus the average annual bonus received by Mr. Lubell for the two completed years prior to the termination date. Mr. Lubell shall also be entitled to a pro-rated annual cash bonus if applicable performance goals are satisfied. The amount of such pro-rated cash bonus will be equal to the greater of: (i) the product of (x) the amount of the annual bonus to which Mr. Lubell would have been entitled if his employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such year through the date of termination and the denominator of which is the total number of days in such year; or (ii) the product of (x) the amount of the annual cash bonus to which Mr. Lubell would have been entitled if his employment had not been terminated, and (y) a percentage which represents that percentage of the highest applicable performance goals actually satisfied as of the end of the quarter immediately preceding the date of termination. In addition, all outstanding stock options, restricted stock and other equity awards (except for performance based awards, which will vest only upon satisfaction of the performance goals) received by Mr. Lubell shall fully vest.

Pursuant to Amendment No. 2, if Mr. Lubell terminates his employment without Good Reason and he has been continuously employed by us for ten years or more immediately preceding his termination, then all outstanding stock options, restricted stock and other equity awards granted to Mr. Lubell under any of our equity incentive plans shall be modified to reflect full vesting upon satisfaction of any applicable vesting goals. Additionally, Mr. Lubell shall be paid a pro-rated annual bonus for any quarterly periods that have been completed during the year in which he is terminated, provided: (i) the minimum performance goals entitling Mr. Lubell to any annual bonus for all such quarters have been met or exceeded on a pro rata basis, and (ii) the minimum performance goals entitling Mr. Lubell to any annual bonus for such year have also been met or exceeded.

Michael Egeck

Effective June 4, 2010, we entered into an employment agreement, or the President Agreement, with Michael Egeck (which was subsequently amended in August 2010), pursuant to which Mr. Egeck will serve as our President. The initial term of the President Agreement is three years, subject to annual renewals thereafter. The President Agreement provides that Mr. Egeck's base salary will be $650,000 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2011, the Compensation Committee has established Mr. Egeck's base salary at $650,000. Pursuant to the President Agreement, Mr. Egeck is eligible to earn an annual performance bonus each year based on achieving performance targets established by the Compensation Committee.

The President Agreement provides that if we terminate Mr. Egeck's employment without Cause or if Mr. Egeck terminates his employment for Good Reason (each as defined in the President Agreement), (1) Mr. Egeck will receive a severance amount of one and one-half times (the "Severance Multiple") the sum of Mr. Egeck's base salary in effect on the date of termination and the average annual cash bonus received by Mr. Egeck for the two complete years prior to the termination date; provided that the Severance Multiple reduces to one times following June 4, 2012. Mr. Egeck shall also be entitled to a pro-rated annual cash bonus if applicable performance goals are satisfied. The amount of such pro-rated cash bonus will be equal to the greater of: (i) the product of (x) the amount of the annual cash bonus to which Mr. Egeck would have been entitled if his employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such year through the date of termination and the denominator of which is the total number of days in such year; or (ii) the product of (x) the amount of the annual cash bonus to which Mr. Egeck would have been entitled if his employment had not been terminated, and (y) a percentage which represents that percentage of the highest applicable performance goals actually satisfied as of the end of the quarter immediately preceding the date of termination. In addition Mr. Egeck will be entitled to group health insurance coverage for himself and his eligible family members for a period of 18 months following the date of termination and all outstanding equity awards (except for performance based awards, which shall vest only upon satisfaction of the performance goals), which are scheduled to vest within 12 months following the date of termination shall become immediately vested and exercisable in full; plus any restricted shares granted to Mr. Egeck as an inducement to join the Company shall become immediately vested and exercisable in full.

Additionally, if we terminate Mr. Egeck's employment without Cause or if Mr. Egeck terminates his employment for Good Reason during the one year period following a Change in Control (as defined in the President Agreement), Mr. Egeck would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination and the average annual cash bonus received by Mr. Egeck for the two complete years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. The August 2010 amendment to the President Agreement also provides that if any payment or benefits received or to be received by Mr. Egeck are subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, the payment and benefits will be reduced to the extent necessary so that the payment and benefits will not be subject to imposition of the excise tax, but only if the net amount of the payment or benefits received as reduced is greater than the net amount of the payment and benefits without the reduction.

Lynne Koplin

Effective January 4, 2010, we entered into an employment agreement, or the COO Agreement, with Lynne Koplin (which was subsequently amended in August 2010), pursuant to which Ms. Koplin will serve as our Chief Operating Officer. The initial term of the COO Agreement is three years, subject to annual renewals thereafter. The COO Agreement provides that Ms. Koplin's base salary will be $475,000 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2011, the Compensation Committee has established Ms. Koplin's base salary at $475,000. Pursuant to the COO Agreement, Ms. Koplin is eligible to earn an annual performance bonus each year based on achieving performance targets established by the Compensation Committee.

The COO Agreement provides that if we terminate Ms. Koplin's employment without Cause or if Ms. Koplin terminates her employment for Good Reason (each as defined in the COO Agreement), (1) Ms. Koplin will receive a severance amount of one and one-half times (the "Severance Multiple") the sum of Ms. Koplin's base salary in effect on the date of termination and the average annual cash bonus received by Ms. Koplin for the two complete years prior to the termination date; provided that the Severance Multiple reduces to one times following January 4, 2012. Ms. Koplin shall also be entitled to a pro-rated annual cash bonus if applicable performance goals are satisfied. The amount of such pro-rated cash bonus will be equal to the greater of: (i) the product of (x) the amount of the annual cash bonus to which Ms. Koplin would have been entitled if her employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such year through the date of termination and the denominator of which is the total number of days in such year; or (ii) the product of (x) the amount of the annual cash bonus to which Ms. Koplin would have been entitled if her employment had not been terminated, and (y) a percentage which represents that percentage of the highest applicable performance goals actually satisfied as of the end of the quarter immediately preceding the date of termination. In addition, Ms. Koplin will be entitled to group health insurance coverage for herself and her eligible family members for a period of 18 months following the date of termination and all outstanding equity awards (except for performance based awards, which shall vest only upon satisfaction of the performance goals), which are scheduled to vest within 12 months following the date of termination shall become immediately vested and exercisable in full.

Additionally, if we terminate Ms. Koplin's employment without Cause or if Ms. Koplin terminates her employment for Good Reason during the one year period following a Change in Control (as defined in the COO Agreement), Ms. Koplin would be entitled to receive severance equal to three times the sum of her base salary in effect on the date of termination and the average annual cash bonus received by Ms. Koplin for the two complete years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. The August 2010 amendment to the COO Agreement also provides that if any payment or benefits received or to be received by Ms. Koplin are subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, the payment and benefits will be reduced to the extent necessary so that the payment and benefits will not be subject to imposition of the excise tax, but only if the net amount of the payment or benefits received as reduced is greater than the net amount of the payment and benefits without the reduction.

Peter F. Collins

Effective August 13, 2010, we entered into a new employment agreement, or the CFO Agreement, with Peter F. Collins, pursuant to which Mr. Collins will continue to serve as our Chief Financial Officer. The initial term of the CFO Agreement is three years, subject to annual renewals thereafter. The CFO Agreement provides that Mr. Collins' base salary will be $391,230 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2011, the Compensation Committee has established Mr. Collins' base salary at $391,230. Pursuant to the CFO Agreement, Mr. Collins is eligible to earn an annual performance bonus each year based on achieving performance targets established by the Compensation Committee.

The CFO Agreement provides that if we terminate Mr. Collins' employment without Cause or if Mr. Collins terminates his employment for Good Reason (each as defined in the CFO Agreement), (1) Mr. Collins will receive a severance amount of one and one-half times (the "Severance Multiple") the sum of Mr. Collins' base salary in effect on the date of termination and the average annual cash bonus received by Mr. Collins for the two complete years prior to the termination date; provided that the Severance Multiple reduces to one times following August 13, 2012. Mr. Collins shall also be entitled to a pro-rated annual cash bonus if applicable performance goals are satisfied. The amount of such pro-rated cash bonus will be equal to the greater of: (i) the product of (x) the amount of the annual cash bonus to which Mr. Collins would have been entitled if his employment had not been terminated, and (y) a fraction, the numerator of which is the number of days in such year through the date of termination and the denominator of which is the total number of days in such year; or (ii) the product of (x) the amount of the annual cash bonus to which Mr. Collins would have been entitled if his employment had not been terminated, and (y) a percentage which represents that percentage of the highest applicable performance goals actually satisfied as of the end of the quarter immediately preceding the date of termination. In addition Mr. Collins will be entitled to group health insurance coverage for himself and his eligible family members for a period of 18 months following the date of termination and all outstanding equity awards (except for performance based awards, which shall vest only upon satisfaction of the performance goals), which are scheduled to vest within 12 months following the date of termination shall become immediately vested and exercisable in full; plus any restricted shares granted to Mr. Collins as an inducement to join the Company shall become immediately vested and exercisable in full.

Additionally, if we terminate Mr. Collins' employment without Cause or if Mr. Collins terminates his employment for Good Reason during the one year period following a Change in Control (as defined in the CFO Agreement), Mr. Collins would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination and the average annual cash bonus received by Mr. Collins for the two complete years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. The CFO Agreement also provides that if any payment or benefits received or to be received by Mr. Collins are subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, the payment and benefits will be reduced to the extent necessary so that the payment and benefits will not be subject to imposition of the excise tax, but only if the net amount of the payment or benefits received as reduced is greater than the net amount of the payment and benefits without the reduction.

Michael F. Buckley

Effective April 24, 2006, we entered into an employment agreement, or the President Agreement, with Michael F. Buckley, pursuant to which Mr. Buckley would serve as our President. The initial term of the President Agreement was three years, subject to annual renewals thereafter. The President Agreement provided that Mr. Buckley's base salary was to be $400,000 per year, subject to increase (but not decrease) at the discretion of our Compensation Committee or full Board of Directors. For 2010, the Compensation Committee established Mr. Buckley's base salary at $510,773.

Pursuant to the President Agreement, Mr. Buckley was eligible to earn an annual performance bonus each year based on achieving performance targets established by the Compensation Committee.

The President Agreement provided that if we terminated Mr. Buckley's employment without Cause or if Mr. Buckley terminated his employment for Good Reason (each as defined in the President Agreement), (1) Mr. Buckley would receive a severance amount of one times the sum of Mr. Buckley's base salary in effect on the date of termination and the average annual bonus received by Mr. Buckley for the two complete years prior to the termination date, and (2) any options or other equity grants received by Mr. Buckley would be modified to reflect an additional twelve months of vesting. In addition, if we terminated Mr. Buckley's employment without Cause or if Mr. Buckley terminated his employment for Good Reason during the one year period following a Change in Control (as defined in the President Agreement), he would be entitled to receive severance equal to three times the sum of his base salary in effect on the date of termination and the average annual bonus received by Mr. Buckley for the two complete years prior to the termination date, and all stock options, restricted stock and other equity awards would vest in full. The President Agreement also provided that if any payment made to Mr. Buckley was subject to the "golden parachute" excise tax imposed under the Internal Revenue Code, Mr. Buckley would be entitled to a tax gross-up payment from us to hold him harmless from the effect of such excise tax.

Mr. Buckley left his position as President of the Company in May 2010.

Potential Payments Upon Termination or Change in Control

The following table reflects the amounts that would have been paid if a change in control or other termination event occurred on December 31, 2010 and our stock price per share was the closing market price as of that date. The closing market price of our common stock at December 31, 2010 was $22.26.

	Jeffrey Lubell	Michael Egeck	Lynne Koplin	Peter Collins	Michael Buckley(3)
Termination Scenario (12/31/10)					
Voluntary Resignation or for Cause	$ —	$ —	$ —	$ —	$ —
Total	$ —	$ —	$ —	$ —	$ —
Without Cause or for Good Reason (Not Within One Year of Change in Control)					
Pro Rata Bonus	$ 3,369,996	$ 284,556	$ 352,598	$ 328,196	$ 180,839
Severance Pay	13,739,838	1,401,834	1,241,397	1,191,914	1,241,549
Health Benefits Continuation	16,751	16,751	28,360	28,360	18,906
Unvested Restricted Stock(1)	5,168,616	2,910,940	1,086,285	1,468,719	2,926,656
Total	$22,295,201	$4,614,081	$2,708,639	$3,017,189	$4,367,950
Within One Year of Change in Control (Without Cause or for Good Reason)					
Pro Rata Bonus	$ 3,369,996	$ 284,556	$ 352,598	$ 328,196	—
Severance Pay	13,739,838	2,803,668	2,482,794	2,383,827	—
Health Benefits Continuation	16,751	16,751	28,360	28,360	—
Unvested Restricted Stock(1)	5,168,616	3,253,366	1,907,637	1,738,083	—
280G/4999 Tax Gross Up(2)	—	—	—	—	—
Total	$22,295,201	$6,358,341	$4,771,389	$4,478,466	—
Change in Control— Assuming No Termination					
Unvested Restricted Stock	$ —	$ —	$ —	$ —	—
Total	$ —	$ —	$ —	$ —	—
Death or Disability					
Pro Rata Bonus	$ 3,369,996	$ 284,556	$ 352,598	$ 328,196	—
Severance Pay	937,750	650,000	475,000	391,230	—
Health Benefits Continuation	16,751	16,751	28,360	28,360	—
Total	$ 4,324,497	$ 951,307	$ 855,958	$ 747,786	

(1) This amount represents the value of the restricted stock that would become vested as a direct result of the termination event or Change in Control, as the case may be, before the applicable

stated vesting date. Equity awards are valued at the closing market price of our common stock on December 31, 2010 of $22.26 per share.

(2) This amount includes any payment of a "gross-up" to offset the estimated amount of the "golden parachute" excise tax that would apply to each Named Executive Officer and the amount of additional excise tax and income and other taxes payable by the Named Executive Officer as a result of the Change in Control.

(3) Reflects amounts Mr. Buckley was entitled to as of the date on which his employment with the Company terminated.

Indemnification Agreements

In addition to the indemnification provisions contained in our certificate of incorporation and bylaws, we have entered into separate indemnification agreements with each of our directors and executive officers. These agreements require us, among other things, to indemnify each such director and executive officer against all costs, charges, expenses (including legal or other professional fees), damages or liabilities incurred by such individual arising out of, in connection with, or incidental to, any action, suit, demand, proceeding, investigation or claim by reason of such individual's status or service as a director or executive officer, regardless of whether sustained or incurred by reason of the individual's negligence, default, breach of duty or failure to exercise due diligence. However, we will not indemnify such director or executive officer under these agreements if it is proved that such individual's failure to act constituted a breach of his fiduciary duties as a director and such breach of those duties involved intentional misconduct, fraud or a knowing violation of law. The agreements also require us to advance expenses incurred by such individual in connection with any proceeding against such individual with respect to which such individual may be entitled to indemnification by us.

Certain Transactions with Directors and Executive Officers

Except as disclosed in this Proxy Statement, neither the nominees for election as directors, our directors or executive officers, nor any of their respective associates or affiliates, had any material interest, direct or indirect, in any material transaction to which we were a party during 2010, or which is presently proposed.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee
Mark S. Maron (Chairman)
G. Louis Graziadio, III
Robert L. Harris, II

DIRECTOR COMPENSATION

For serving on our Board in 2010, our independent directors receive (i) an annual cash retainer of $50,000, payable quarterly, for service on our Board, (ii) $1,500 for each Board meeting attended in excess of 10 meetings in any calendar year, (iii) $1,500 for each committee meeting attended in person and not held contemporaneously with a Board meeting (iv) $750 for each committee meeting attended telephonically and not held contemporaneously with a Board meeting, and (v) an annual grant of shares of our restricted stock with an aggregate market value of $115,000 on the date of grant, which shall vest in three equal annual installments on the date of grant, the first anniversary of the date of grant, and the second anniversary of the date of grant. We reimburse all of our directors for the expenses they incur in connection with attending Board and committee meetings. The Chairman of our Audit Committee and the Chairman of our Compensation Committee each receive an annual retainer of $15,000. In addition, we may make additional grants of equity awards to our independent Board members from time to time.

The following table provides information concerning the compensation of directors who are not Named Executive Officers for the year ended December 31, 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Marcello Bottoli	50,000	115,012	—	—	—	—	165,012
Joseph Coulombe	69,500	115,012	—	—	—	—	184,512
G. Louis Graziadio, III	57,500	115,012	—	—	—	—	172,512
Robert L. Harris, II	57,500	115,012	—	—	—	—	172,512
Seth R. Johnson	41,083	115,012	—	—	—	—	156,095
Mark S. Maron	69,500	115,012	—	—	—	—	184,512

(1) Represents the amount of the total fair value of restricted stock awards on the date of grant.

ITEM 2: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Item 2 is the ratification of the Company's engagement of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the year ending December 31, 2011. Stockholder ratification of the appointment of our independent registered public accounting firm is not required by the Company's bylaws or otherwise. However, we are submitting this proposal to the stockholders as a matter of good corporate practice.

The ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2011, will require the affirmative vote of a majority of the shares of common stock present or represented and entitled to vote at the Annual Meeting. All proxies will be voted to approve the appointment unless a contrary vote is indicated on the enclosed proxy card.

We anticipate that a representative of Deloitte & Touche LLP will attend the Annual Meeting for the purpose of responding to appropriate questions. The representative of Deloitte & Touche LLP will be afforded an opportunity to make a statement if he or she so desires at the Annual Meeting.

If the appointment of Deloitte & Touche LLP is not ratified, we will reconsider the appointment. Even if the appointment is ratified, we may direct the appointment of a different independent registered public accounting firm at any time during the year if it is determined that such change would be in the best interests of the Company and its stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2011.

AUDIT AND NON-AUDIT FEES

The following table sets forth the aggregate fees billed to the Company by Deloitte & Touche LLP for the audit of our financial statements for 2010 and 2009, and for other services provided by Deloitte & Touche LLP during those periods:

	Year Ended December 31,	
	2010	2009
Audit fees	$900,350	$1,002,443
Audit-related fees	—	—
Tax fees	—	—
All other fees(1)	$ 2,200	2,000
Total fees	$902,550	$1,004,443

(1) All other fees were paid to Deloitte & Touche LLP for accounting policy research tool subscriptions.

The reports of Deloitte & Touche LLP on our financial statements for the years ended December 31, 2010 and 2009, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

Pre-Approval Policy

Our Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent auditor. These services may include audit services, audit related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the specific service or category of service and is generally subject to a specific budget. The independent auditor and management are required to periodically communicate to our Audit Committee regarding the extent of services provided by the independent auditor in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All audit and permissible non-audit services provided to us in 2010 and 2009 were approved by the Audit Committee.

REPORT OF THE AUDIT COMMITTEE

THE AUDIT COMMITTEE REPORT IS NOT DEEMED TO BE "SOLICITING MATERIAL" OR TO BE FILED WITH THE SEC OR SUBJECT TO THE SEC'S PROXY RULES OR THE LIABILITIES OF SECTION 18 OF THE EXCHANGE ACT AND THE REPORT SHALL NOT BE DEEMED TO BE INCORPORATED BY REFERENCE INTO ANY PRIOR OR SUBSEQUENT FILING BY THE COMPANY UNDER THE EXCHANGE ACT, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THE INFORMATION CONTAINED IN THE REPORT BY REFERENCE THEREIN.

Responsibilities. The responsibilities of the Audit Committee include hiring the independent registered public accounting firm to audit the Company's consolidated financial statements. Our management has primary responsibility for our internal controls and financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements and our internal controls over financial reporting in accordance with generally accepted auditing standards and for issuing reports thereon. The Audit Committee's responsibility is to evaluate the performance and independence of our independent registered public accounting firm and oversee our internal controls.

Review with Management and Independent Registered Public Accounting Firm. In fulfilling its responsibilities for the financial statements for the year ended December 31, 2010, the Audit Committee has:

- reviewed and discussed the audited financial statements with management and the independent registered public accounting firm;
- discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance) and other matters, including Rule 2-07 of Regulation S-X; and
- received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the audit committee concerning independence, and discussed with the independent registered public accounting firm the independent registered public accounting firm's independence from the Company and its management.

Conclusion. Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, the Audit Committee's review of the representations of management and the reports of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended the inclusion of our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

Appointment of Independent Registered Public Accounting Firm. On February 3, 2011, the Audit Committee reappointed Deloitte & Touche LLP as our independent registered public accounting firm for the year ending December 31, 2011.

Respectfully Submitted by the Audit
Committee of the Board of Directors,

Joseph Coulombe (Chairman)
G. Louis Graziadio, III
Robert L. Harris, II
Seth R. Johnson

ITEM 3: ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Item 3 is an advisory vote on the compensation of our Named Executive Officers. The Compensation Discussion and Analysis beginning on page 14 of this proxy statement describes the Company's compensation program and the compensation decisions made by the Compensation Committee and the Board with respect to our Named Executive Officers. The Board is asking our stockholders to cast a non-binding advisory vote on the following resolution:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the executive officers of the Company named in the Summary Compensation Table, as disclosed in the Company's Proxy Statement for the Company's 2011 Annual Meeting of Stockholders (which disclosure includes the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables)."

While the advisory vote the Board is asking you to cast is non-binding, the Compensation Committee and the Board value the view of the Company's stockholders and will review and consider the voting results when making future decisions regarding our executive compensation program.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT (WHICH DISCLOSURE INCLUDES THE COMPENSATION DISCUSSION AND ANALYSIS, THE EXECUTIVE COMPENSATION TABLES AND THE RELATED FOOTNOTES AND NARRATIVE ACCOMPANYING THE TABLES).

ITEM 4: ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Item 4 is an advisory vote on the frequency of advisory votes on the compensation of our Named Executive Officers. In Item 3, the Company's stockholders are being asked to cast a non-binding advisory vote with respect to the compensation of our Named Executive Officers. This advisory vote is typically referred to as a "say-on-pay" vote. In this Item 4, the Board is also asking the Company's stockholders to cast a non-binding advisory vote on how frequently the Company should hold say-on-pay votes in the future. Stockholders will be able to cast their votes on whether to hold say-on-pay votes every one, two or three years. Alternatively, you may abstain from casting a vote.

Our Board believes that stockholders should have the opportunity to vote on the compensation of our Named Executive Officers once every three years, consistent with our long-term approach to executive compensation. While the Compensation Committee regularly reviews our compensation program and compensation of our Named Executive Officers with an in-depth review on an annual basis, our programs and policies are designed to enhance long-term growth and performance, and incentivize our employees on a long-term basis. The Board believes that a triennial vote fosters a more long-term view of compensation and provides members of the Compensation Committee and the Board a reasonable opportunity to consider the results of the advisory vote, engage with our stockholders to better understand their views about our compensation program, and respond in a more effective manner.

Our stockholders are able to provide input to the Board on an annual or more frequent basis using tools other than a say-on-pay vote. Our stockholders may communicate directly with the Board or individual directors by sending letters or by speaking with directors at the annual meeting of stockholders. While more frequent votes on executive compensation will indicate whether our stockholders have concerns about our compensation programs and policies, it will not provide specific information about the views of our stockholders. The Board believes the available tools will provide more meaningful mechanisms for stockholders to share their views about our compensation programs and policies than the advisory vote.

Additionally, the Board does not believe that more frequent say-on-pay votes would allow our stockholders sufficient time to either evaluate the effectiveness of our short- and long-term compensation strategies and the related performance of our business, or to evaluate any changes to the implementation of our compensation programs following prior non-binding advisory votes. The Compensation Committee generally reviews and makes adjustments to the compensation program for our Named Executive Officers during the first quarter of each year, while we typically hold the our annual meeting during the second quarter of the year. As a result, if a say-on-pay vote is held on an annual basis, any changes made as a result of the previous vote would most likely have been in place for a maximum of three months at the time of the next advisory vote, which would not provide sufficient time for stockholders to properly evaluate any changes made to our compensation program.

The Board is asking our stockholders to cast a non-binding advisory vote on the following resolution:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, whether the stockholder non-binding advisory vote on the compensation of the Company's named executive officers listed in the annual proxy statement should occur every [one year] [two years] [three years]."

Generally, the affirmative vote of the holders of a majority of the votes represented at the Annual Meeting, in person or by proxy, is required to approve matters presented to the stockholders. However, because the vote is advisory and non-binding, if none of the frequency options receive a majority of the votes cast, the option receiving the greatest number of votes will be considered the frequency recommended by the stockholders. Although your advisory vote on the frequency of the stockholder vote on the compensation of our Named Executive Officers is not binding on the Company, the Board values the views of stockholders. The Board and the Compensation Committee will take into account the outcome of the vote when considering the frequency of future advisory votes on executive compensation. The Board may decide it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by our stockholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" AN ADVISORY VOTE ON THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ONCE EVERY THREE YEARS.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 15, 2011, by:

- each of our directors;
- each of our Named Executive Officers;
- all of our directors and Named Executive Officers as a group; and
- all other stockholders known by us to beneficially own more than 5% of our outstanding common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date that this information is provided, and not subject to repurchase as of that date, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Except as indicated in the notes to this table, and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage ownership is based on 25,154,149 shares of common stock outstanding on March 15, 2011. Unless otherwise indicated, the address for each of the stockholders listed below is c/o True Religion Apparel, Inc., 2263 E. Vernon Avenue, Vernon, California 90058.

	Beneficial Ownership	
Beneficial Owner	**Number of Shares (#)**	**Percent of Total (%)**
Jeffrey Lubell (1)	877,144	3.49%
Michael Egeck	146,153	*
Lynne Koplin	76,255	*
Peter F. Collins	188,753	*
Marcello Bottoli (2)	21,348	*
Joseph Coulombe	22,472	*
G. Louis Graziadio, III	17,472	*
Seth R. Johnson	4,928	*
Robert L. Harris, II	37,472	*
Mark S. Maron	16,957	*
Michael Buckley (3)	193,429	*
BlackRock, Inc. (4)	1,903,116	7.57%
Columbia Wanger Asset Management, LLC (5)	2,709,375	10.77%
Manulife Financial Corporation (6)	1,712,468	6.81%
Oak Ridge Investments LLC (7)	1,303,250	5.18%
Snow Capital Management, L.P. (8)	1,697,620	6.75%
Thompson, Siegel & Walmsley, LLC (9)	1,573,240	6.25%
Executive Officers and Directors as Group	1,602,383	6.37%

* Denotes less than 1%

(1) These shares are held by a trust of which Mr. Lubell is the trustee and sole beneficiary.

(2) Includes 7,500 shares held by a grantor trust of which Mr. Bottoli and his minor children are beneficiaries.

(3) Mr. Buckley left his position as President of the Company in May 2010.

(4) Based on a Schedule 13G/A filed on February 9, 2011 by BlackRock, Inc., whose address is 40 East 52nd Street, New York, NY 10022.

(5) Based on a Schedule 13G/A filed on February 11, 2011 by Columbia Wanger Asset Management, LLC, whose address is 227 West Monroe Street, Suite 3000, Chicago, Illinois 60606. The figure reported includes shares held by Columbia Acorn Trust, a Massachusetts business trust that is advised by Columbia Wanger Asset Management, LLC. Columbia Acorn Trust holds approximately 9.0% of the total outstanding shares of the Company's common stock.

(6) Based on Schedule 13G filed on February 11, 2011 by Manulife Financial Corporation, whose address is 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5. The figure reported includes shares held by Manulife Asset Management (North America) Limited and Manulife Asset Management Limited. Manulife Asset Management (North America) Limited holds approximately 0.09% percent of the total outstanding shares of the Company's common stock and Manulife Asset Management Limited holds approximately 6.72% percent of the total outstanding shares of the Company's common stock.

(7) Based on a Schedule 13G filed on February 9, 2011 by Oak Ridge Investments LLC., whose address is 10 South LaSalle Street, Suite 1900, Chicago Illinois 60603.

(8) Based on Schedule 13G filed on March 9, 2011 by Snow Capital Management, L.P., whose address is 2100 Georgetown Drive, Suite 400, Sewickley, PA 15143.

(9) Based on Schedule 13G filed on February 14, 2011 by Thompson, Siegel & Walmsley, LLC, whose address is 6806 Paragon Place, Suite 300, Richmond, VA 23230.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, officers (including a person performing a principal policy making function) and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities of ours. Directors, officers and 10% holders are required by SEC's regulations to send us copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms sent to us and the representations made by the reporting persons to us, other than as described below, we believe that during the year ended December 31, 2010 our directors, officers and 10% holders complied with all filing requirements under Section 16(a) of the Exchange Act.

Mr. Lubell, Mr. Buckley and Mr. Collins filed a late Form 4 on March 26, 2010, to report the disposition of shares of restricted stock that were forfeited when certain performance criteria, required for retention of the shares of restricted stock, were not fully achieved on February 9, 2010.

Jeffrey Lubell filed a late Form 4 on April 1, 2010, to report the disposition of shares of common stock to pay the withholding tax in connection with the vesting of restricted shares on March 28, 2010.

Mr. Collins and Mr. Buckley filed a late Form 4 on March 31, 2010, to report the disposition of shares of common stock to pay the withholding tax in connection with the vesting of restricted shares on March 26, 2010 and March 28, 2010.

G. Louis Graziadio, III filed a late Form 4 on March 29, 2010, to report the acquisition of shares of restricted stock on March 24, 2010.

Kelly Gvildys, our Senior Vice President of Operations, filed a late Form 4 on March 19, 2010, to report the disposition of shares of restricted stock that were forfeited when certain performance criteria, required for retention of the shares of restricted stock, were not fully achieved on February 9, 2010. Ms. Gvildys ceased to be an executive officer for Section 16(a) reporting purposes on April 28, 2010.

ON BEHALF OF THE BOARD OF DIRECTORS



Peter F. Collins
Chief Financial Officer and Assistant Secretary

March 25, 2011
2263 E. Vernon Avenue
Vernon, California 90058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-51483

TRUE RELIGION APPAREL, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**98-0352633**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
2263 E. Vernon Ave. **Vernon, California**	**90058**
(Address of Principal Executive Offices)	(Zip Code)

(323) 266-3072
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Common Stock, par value $0.0001 per share	**Nasdaq Global Market**
(Title of Class)	(Name of Each Exchange on Which Registered)

Securities registered under Section 12(g) of the Act:

None	**None**
(Title of Class)	(Name of Each Exchange on Which Registered)

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2010, was approximately $527,258,000, computed by reference to the price of $22.07 per share, the price at which the common equity was last sold on such date as reported on the Nasdaq Global Market. For purposes of this computation, it is assumed that the shares beneficially held by directors and officers of the registrant would be deemed to be stock held by affiliates.

On March 9, 2011, 25,124,585 shares of common stock were outstanding.

TRUE RELIGION APPAREL, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this filing and include statements regarding the intent, belief or current expectations of the Company, our directors or officers with respect to, among other things (a) trends affecting our financial condition and (b) our business and growth strategies. Our stockholders are cautioned not to put undue reliance on such forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected in this Report, for the reasons, among others, discussed in the Sections—"Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Risk Factors." The following discussion should be read in conjunction with our financial statements and related notes, which are part of this Report or incorporated by reference to our reports filed with the Securities Exchange Commission. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

PART I.

Item 1. Business.

General

True Religion Apparel, Inc. (referred to in this Annual Report on Form 10-K as "the Company," "our," "we," or "True Religion") designs, markets, distributes, and sells apparel under the brand name "True Religion Brand Jeans" to fashion-conscious consumers on six continents, including North America, Europe, Asia, Australia, Africa and South America. We seek to be a trend setting leader in the design, marketing, distribution and sale of fashion jeans and related sportswear apparel. Our products can be categorized as denim, knit and non-denim, and most come in 'tops' and 'bottoms'. Knit styles include hoodies, t-shirts and sweats, and non-denim fabrics include corduroy and twill. Tops range from shirts to jackets, and bottoms encompass pants, shorts and skirts. We operate in four distinct but integrated segments: U.S. Wholesale, International, U.S. Consumer Direct and Core Services, which includes licensing activity. Our U.S. Consumer Direct segment consists of branded retail stores located in the United States and e-commerce sales. The Core Services segment provides product design, production, distribution, marketing and other overhead resources to the other segments. During the past eight years, we have developed a recognizable brand, expanded vertically into the U.S. Consumer Direct segment, expanded our product offerings, and initiated a strategy to leverage our brand by entering into product licensing agreements.

We market our products to domestic and international wholesale customers by attendance at industry trade shows. Our collections are also presented to the wholesale customers in our showrooms, located in New York City, Los Angeles, Hong Kong, Seoul, Tokyo, London, Milan, Dusseldorf and Munich. We have wholesale sales teams at each of our showrooms. Wholesale customers can be found in six continents and include specialty stores, major department stores, off-price retailers, and wholesale distributors.

Our products are sold in the United States in leading national premium stores, including Bloomingdale's, Neiman Marcus, Nordstrom, Saks Fifth Avenue, and in approximately 750 boutique and specialty stores. We also sell our products in the United States through our 94 branded retail stores and through our True Religion Brand Jeans website, which is operated for us by a third party. Our products are sold internationally through our seven branded retail stores and distributed internationally through our wholesale sales teams, international distributors and sales agents, who sell our products to boutiques and specialty stores in major cities throughout Africa, Asia, Australia, Europe, the Middle East, South America and Canada.

Business Strategy

Our strategy is to build brand recognition by marketing our products to fashion-conscious, affluent consumers who shop in our own branded retail stores, premium nationwide stores, select boutiques and specialty stores, and who want to wear and be seen in the latest and most fashionable premium jeans and related apparel. True Religion Brand Jeans often sell in the range of $168 to $376 per pair at retail; occasionally, we offer specialty items at higher prices. We continually update our product offerings to be seen as a trend-setter in the high fashion jeans apparel market.

For our adult denim jeans and other fabrications, we utilize contract manufacturers located in the United States. We brand products as having been "Made in the U.S.A." Local contract manufacturing helps us control our costs, ensures fast turnaround of popular styles, and keeps fixed overhead to a minimum. Approximately 80 percent of our sportswear is made in the USA by contract manufacturers, and the remaining merchandise is made by foreign contract manufacturers.

We maintain and exercise control over advertising and marketing activities from our headquarters, where we set the tone for integrity, consistency and direction of the True Religion Brand Jeans brand image worldwide. Furthermore, we control our brand image by controlling the distribution of our products. We sell our in-season merchandise only through our own branded retail stores, premium nationwide stores, boutiques and specialty stores, and international distributors that display and merchandise our products in a way that supports our brand image and is in synch with the lifestyle and shopping experience expected by our customers. We sell our prior season merchandise and 'seconds' through our own branded retail stores located in outlet malls and through select off-price retailers.

Our Brand and Products

Since 2003, our brand name has become a familiar name in premium denim and apparel. We believe the strength of the True Religion Brand Jeans brand name and image is due mainly to our emphasis on seeking innovative and distinctive product designs that stand for exceptional fit, styling details and quality. We seek to be an innovator in premium lifestyle branding. Our fashion perspective is significantly influenced by our Chairman, Chief Executive Officer and Chief Merchant, Jeffrey Lubell.

Our principal products are high fashion denim jeans in a wide variety of styles that we design, market, distribute and sell under the True Religion Brand Jeans trademarks. We currently sell men's, women's and kid's styles. Our products are sold in the United States and abroad through our branded retail stores, upscale retailers and boutiques and specialty stores. In addition to denim jeans, we sell a wide variety of related products for men, women and children, including corduroy pants and jackets, cotton, twill, linen and velvet pants and jackets, fleece sweat suits and hooded sweatshirts, skirts, knit shirts, t-shirts, shorts and sportswear. Many of our products can be viewed on our website located at *www.truereligionbrandjeans.com*. We intend to continue to introduce new styles and styling details in jeans and sportswear.

True Religion Brand Jeans products are made with high quality fabrics primarily from the United States, Turkey, Japan, and Italy that are gently and naturally aged, hand finished and boldly stitched in multiple thread colors. Although we operate in a highly competitive market, we seek to distinguish True Religion Brand Jeans products by emphasizing superior fit and unique styling details. Many of our products are made to look, feel and fit like they have been owned for years. We believe that we have a competitive advantage in the detailing of the design, the quality of the fabric and the superiority of the fit.

Each year we introduce new collections that we expect will be considered trend setting by fashion-conscious consumers.

Our 2010 net sales categorized by gender were approximately as follows: women—48%; men—48%; and kids—4%. Our largest retail product category in terms of units sold in 2010 was denim bottoms, which accounted for 72% of total units sold in our U.S. Consumer Direct segment. Our average sales price for women's products in our full price retail stores was $170 in 2010; for men's products, it was $175; and for kid's products, it was $104.

Our Sales Segments

Information regarding net sales, gross profit and operating income, attributable to each of our segments, is included within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, and within Item 8. Financial Statements and Supplementary Data in Note 15, Segment Information, of our Notes to Consolidation Financial Statements, which are incorporated herein by reference.

Our U.S. Consumer Direct Segment

Our U.S. Consumer Direct segment includes our United States branded retail stores and our e-commerce sales. As of December 31, 2010, we operated 94 branded retail stores in the United States, including 27 stores located in outlet centers. We added 24 branded retail stores in 2010, and in 2011 we expect to add approximately15 branded retail stores in the United States. Our branded retail stores are located across the United States in a variety of upscale shopping areas ("street" locations, regional malls, and a limited number of outlet centers). Our typical branded retail store is approximately 1,700 square feet, while our typical branded retail store located in an outlet center is approximately 2,500 square feet. Our branded retail stores showcase the full range of our branded merchandise including licensed products, in an environment that emphasizes our unique "Malibu hippie-bohemian chic" image through an extensive use of hand-hewn hickory pecan wood. Our e-commerce sales are made through a third-party who receives sales commissions in exchange for operating the 'True Religion Brand Jeans' website, accepting customer orders and fulfilling customer orders from their distribution center, where they hold our merchandise on consignment. In 2010, our U.S. Consumer Direct segment generated net sales of $189.1 million, comprising 52.0% of our total net sales.

Our U.S. Wholesale Segment

Our U.S. Wholesale segment sells our products to leading nationwide premium department stores, specialty retailers and boutiques that have the image and merchandising expertise that we demand for the effective presentation of our products. In 2010, our products were sold in Bloomingdale's, Neiman Marcus, Nordstrom and Saks Fifth Avenue, and in approximately 750 specialty and boutique stores. Our U.S. Wholesale segment also sells our products, primarily prior season or excess merchandise, to off-price retailers. In 2010, our U.S. Wholesale segment generated net sales of $104.9 million, comprising 28.8% of our total net sales.

Our International Segment

Our International segment sells our products through a variety of channels, including subsidiaries that operate retail stores and sell to wholesale customers who operate retail stores; distributors and sales agents who sell to upscale boutiques in their respective territory; and directly to wholesale customers who operate retail stores. As of December 31, 2010, our International segment includes one full price and three outlet retail stores in Japan, one full price retail store in the United Kingdom, one full price retail store in Canada and one full price retail store in Germany. Through our wholesale sales teams, international distributors and sales agents, our products are found in major cities throughout

Africa, Asia, Australia, Europe, the Middle East, North America and South America. In 2010, our International segment generated net sales of $64.4 million, comprising 17.7% of our total net sales. We have established a Europe, Middle East, and Africa (EMEA) regional office in Switzerland and a regional office for Asia/Pacific in Hong Kong. We plan to grow our net sales and net earnings from the International segment by presenting our merchandise at True Religion Brand Jeans stores and at premium retailers' stores in markets where fashion-conscious consumers shop. In 2011, we expect to open a total of approximately eight branded retail stores in Canada, the United Kingdom, Germany and the Netherlands.

Our Licensing Business

We selectively license our brand name and logo to be included on products sold by other companies to enhance and extend the True Religion Brand Jeans brand. Through licensing alliances, we combine our consumer insight, design, and marketing skills with the specific product competencies of our licensing partners to create, build and expand our product offerings to fashion-conscious consumers. We grant our product licensees the right to design, manufacture and sell at wholesale specified categories of products under our trademark. We have the right to approve or disapprove the licensees' designs, products and wholesale customers. Each licensing partner pays us royalties based upon its wholesale sales of products that use our trademark. In addition, licensing partners may be required to allocate a portion of their sales revenues to advertise our products and share in the creative costs associated with these products. Our licenses typically have three year terms and may grant the licensee conditional renewal options. We recognized $5.3 million in royalty revenue through our licensing business in 2010 as a component of our Core Services segment.

At the end of 2010, our licensed merchandise categories were: footwear, fragrances, headwear (including scarves and gloves), sunglasses and swimwear. In 2010, we terminated our legwear licensed merchandise category.

Marketing

The True Religion Brand Jeans marketing and public relations strategy is designed to communicate the signature design aesthetic and lifestyle of our brand, and to reinforce our position as a global leader in premium denim. Our unique, "bohemian-chic" style was created by our founder, Chief Executive Officer and Chief Merchant, Mr. Jeffrey Lubell. Mr. Lubell continues to oversee every aspect of our marketing, including the creative aspect.

The True Religion Brand Jeans marketing department is based in Vernon, California. The department works hand-in-hand with Mr. Lubell to create seasonal advertising campaigns which serve as the basis for all of our media and marketing communication efforts. The marketing mix consists of a variety of channels including: national and international print advertising, strategic outdoor advertising, in-store advertising, digital advertising, and social media. This mix of media and channels is designed to support the brand's growth across diverse consumer groups and markets. In addition, the brand strategically cultivates and enjoys a strong and loyal celebrity following. These unpaid celebrity endorsements have been, and continue to be, highly effective in expanding our brand awareness and affinity.

Trademarks

We have 26 trademarks registered in the United States for "True Religion Brand Jeans" logos and marks. We have also secured international trademark registrations in 43 countries and we continue to seek trademark registrations that we believe are necessary to protect the True Religion Brand Jeans brand. Generally, our trademarks remain valid and enforceable so long as we continue to use the marks in commerce and the required registration renewals are filed. We consider our trademarks as valuable assets in the marketing of our products and seek to protect them from infringement worldwide.

We have been issued a patent in the United States for our Joey style jeans and three patents for our QT stitch, which are distinctive designs. The patent for our Joey style jeans will expire in 2021 and the three patents for our QT stitch will expire in 2024. We have also been issued six patents in the European Community for our QT stitch which will expire in 2035.

Sources and Availability of Raw Materials

The fabrics used in our denim products are sourced from fabric manufacturers located in the United States, Italy and Japan. Generally, the fabric used in our products is not purchased directly by us but by our contract manufacturers. The thread and other materials are sourced from various industry suppliers within the United States. Our contract manufacturers use high quality fabric in the manufacturing of our products. Although we do not currently have any long-term agreements in place for the supply of our fabric, thread or other components, such high quality fabric is currently readily available from a number of suppliers, including mills located both in the United States and abroad.

Design and Product Development

Our design team, which has 29 employees and is led by Mr. Lubell, is responsible for the design and development of our products. We do not currently have a formal research and development effort but our design team plans to continue to develop new merchandise styles for each season. Our design team is diverse in all our product categories and is known for designing leading fashion trends. Our washes are constantly in development to react to the demand for new and exciting products for consumers. The development of our products from concept through manufacturing is engineered to be not only fashionable but durable as well.

Manufacturing

We outsource all of our manufacturing to third parties on an order-by-order basis. Currently, we have contract manufacturers in the United States for our women's and men's denim, knits and some fleece products, Mexico for our kid's denim, knits, and some fleece products, and Asia for knit shirts, outerwear, woven shirts and non-denim bottoms. We believe we can meet our current production needs using these and other available contract manufacturers. These contractors purchase the fabric and materials and then sew and finish our products to our design specifications. In addition to the contract manufacturers, we utilize various laundry and finishing houses in the Los Angeles area to complete the production of many of our products.

Our production and sourcing staff oversee the manufacturing and quality control of our products and researches and develops new sources of supply for the materials used in the manufacturing of our products.

Quality Control

Our quality control program ensures that products meet our high quality standards. We monitor the quality of the fabrics used by our contract manufacturers prior to the production of garments and inspect prototypes of each product before production runs commence. We also perform random on-site quality control checks during and after production before our products are shipped from our contract manufacturers. Final random inspections of our products occur when our products are received in our distribution center. We believe that our policy of inspecting our products at both our distribution centers and on-site at our contract manufacturers' facilities is integral in maintaining the quality, consistency and reputation of our products.

Government Regulation and Supervision

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores. Some of our merchandise is manufactured by factories located outside of the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. While importation of goods from some countries from which we buy our products may be subject to embargo by U.S. customs authorities if shipments exceed quota limits, we currently are not restricted by quotas in the operation of our business. In addition, custom duties and tariffs do not comprise a material portion of the cost of our products.

We are committed to product quality and safety; we focus our efforts to adhere to all applicable Federal and state laws and regulations including Consumer Product Safety Improvement Act ("CPSIA"), and all Federal Trade Commission ("FTC") rules and regulations for product labeling. Labeling and advertising of our products is subject to regulation by the FTC. We use a government approved third party testing lab to verify all federally mandated testing requirements for wearing apparel as applicable. We believe that we are in material compliance with these regulations.

Competition

The retail apparel industry is highly competitive. We compete with numerous designers and manufacturers of apparel and accessories, domestic and foreign, including 7 for All Mankind, AG Adriano Goldschmied, Citizens of Humanity, Diesel, G-Star, J Brand, Joe's Jeans and Levi Strauss & Co,. Some of our competitors may be significantly larger and have substantially greater resources than us. We compete primarily on the basis of fashion, fit and quality, which depend on our ability to:

- anticipate and respond to changing consumer demands in a timely manner;
- maintain favorable brand recognition;
- develop and produce high quality products that appeal to consumers;
- appropriately price our products;
- ensure product availability; and
- obtain sufficient retail floor space and effectively present our products at retail.

Employees

As of December 31, 2010, we employed on a full or part-time basis a total of 1,663 employees, consisting of 1,367 in our retail stores, 149 in design and production, and 147 in general administration.

Website Availability of Our Reports Filed with the Securities and Exchange Commission

Our Internet Web site address is *www.truereligionbrandjeans.com*. We make available free of charge on or through our Internet Web site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file the report with or furnish it to the SEC.

Item 1A. Risk Factors.

Risks Relating to Our Industry

Our business may be negatively impacted by general economic conditions and the current global financial crisis.

Our performance is subject to worldwide economic conditions and their impact on levels of consumer spending that affect not only the ultimate consumer, but also retailers, our largest direct customers. The United States and global economies have suffered from a prolonged recession for the past several years and as a result consumer spending has deteriorated significantly from pre-recession levels and may remain depressed, or be subject to further deterioration, for the foreseeable future. The worldwide apparel industry is heavily influenced by general economic cycles. Purchases of high-fashion apparel and accessories tend to decline in periods of recession or uncertainty regarding future economic prospects, as disposable income declines. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to existing customers, make sales to new customers, open and operate new retail stores, maintain sales levels at our existing stores or the mix between full price and off-price stores, maintain or increase our international operations on a profitable basis, or maintain our earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by continued downward trends or uncertainty in the United States or global economies.


10-K

Our continued operations depend on current fashion trends. If our designs and products do not continue to be fashionable, our business could be adversely affected.

Our success depends in large part on our ability to develop, market and deliver innovative and stylish products that are consistent with and build on our brand and image at a pace and intensity competitive with our competition. The novelty and the design of our True Religion Brand Jeans apparel is critical to our success and competitive position. The apparel industry is subject to rapidly evolving fashion trends and shifting consumer demands. If we are unable to continue to develop and offer unique products to our customers, our sales and margins will decline and we may be faced with a significant amount of unsold finished goods inventory. We cannot be certain that high-fashion denim and related apparel will continue to be fashionable. Should the trend steer away from high-fashion denim and related apparel, our sales could decrease and our business could be adversely affected. In addition, our future designs and plans to expand our product offerings may not be successful, and any unsuccessful designs or product offerings could adversely affect our business.

Our business and the success of our products could be harmed if we are unable to maintain our brand image.

Our success to date has been due in large part to the growth of our brand image. If we are unable to timely and appropriately respond to changing consumer demand, our brand name and brand image may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular. In the past, many apparel companies have experienced periods of rapid growth in sales and earnings followed by periods of declining sales and losses. Our business may be similarly affected in the future.

We face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in the apparel industry from other established companies. A number of our competitors may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the apparel industry, compete more effectively on the basis of price and production, and more quickly develop new products. In addition, there are low barriers of entry into this industry and new companies may enter the markets in which we compete, further increasing competition in the industry. Our branded retail stores compete with many other retailers, including department stores, some of whom are our major wholesale customers. We believe that our ability to compete successfully depends on a number of factors, including the style and quality of our products and the strength of our brand name, as well as many factors beyond our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products, which would adversely impact the trading price of our common stock.

Increases in the price of raw materials or their reduced availability could increase our cost of goods and decrease our profitability.

The principal fabrics used in our business are cotton, blends, synthetics and wools. The prices we pay our suppliers for our products are dependent in part on the market price for raw materials—primarily cotton—used to produce them. The price and availability of cotton may fluctuate substantially, depending on a variety of factors, including demand, crop yields, weather, supply conditions, transportation costs, work stoppages, government regulation, economic climates and other unpredictable factors. Cotton prices world-wide have increased significantly in the past year, and the outlook for future prices is uncertain. Increases in raw material costs, together with other factors, will make it difficult for us to sustain the gross margin level we have achieved in recent years and result in a decrease of our profitability unless we are able to pass higher prices on to our wholesale and retail customers, reduce the costs of other inputs, or improve our production process so we reduce the amount of excess inventory that is sold at a discount. Moreover, any decrease in the availability of cotton could impair our ability to meet our production requirements in a timely manner.

Risks Related to Our Business

We may be unable to sustain our past growth or manage our future growth, which may have a material adverse effect on our future operating results.

We have experienced rapid growth since our inception, and have increased our net sales from $140.5 million in 2006 to $363.7 million in 2010. We anticipate that our future growth rate will depend upon various factors, including the strength of our brand image, the market success of our current and future products, the success or our growth strategies, competitive conditions and our ability to manage our future growth. Future growth may place a significant strain on our management and operations. As we continue to grow in our operations, our operational, administrative, financial and legal procedures and controls will need to be expanded. As a result, we may need to train and manage an increasing number of employees, which could distract our management team from our business. Our future success will depend substantially on the ability of our management team to manage our anticipated growth. If we are unable to anticipate or manage our growth effectively, our future operating results could be adversely affected.

Our profitability may decline as a result of increasing pressure on margins.

The high fashion apparel industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products and changes in consumer spending patterns. These factors may cause us to reduce our sales prices for sales of products to retailers and directly to consumers in our Consumer Direct segment which could cause our gross margin to decline. If our sale prices decline and we are unable to offset such price reductions with comparable reductions in our operating costs, our future operating results could be adversely affected.

The loss of our Chief Executive Officer or other key management personnel would have an adverse impact on our future development and could impair our ability to succeed.

Our performance is substantially dependent upon the expertise of our Chief Executive Officer, Jeffrey Lubell, and other key management personnel. In addition to his executive officer functions, Mr. Lubell is our chief merchant and heads our design team. His leadership in the design, marketing and operational areas of our business has been instrumental to our growth. The death or disability of Mr. Lubell or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also have a material adverse effect on us. We do not maintain "key man" insurance with respect to Mr. Lubell or any of our other key management personnel, and any of them may leave us at any time, which could severely disrupt our business and future operating results.

Our business could be harmed if we fail to maintain proper inventory levels.

We place orders with our manufacturers for some of our products prior to the time we receive all of our customers' orders. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of certain products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish brand loyalty.

Increasing the number of branded company-operated stores will require us to develop new capabilities and increase our expenditures.

Our growth strategy is dependent in part on our ability to open and operate new stores and the availability of suitable store locations on acceptable terms. Although we operated 94 branded retail stores in the United States and seven international branded retail stores as of December 31, 2010, we historically have been primarily a wholesaler. In 2011, we plan to open approximately 15 company-operated branded retail and outlet stores in the United States and eight stores in other countries. The success of this strategy is dependent upon, among other factors, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and making capital expenditures for these stores. We must also offer a broad product assortment, appropriately manage retail inventory levels, install and operate effective retail systems, execute effective pricing strategies and integrate our stores into our overall business mix. An increase in the number of branded company-operated stores will place increased demands on our operational, managerial and administrative resources and require us to further develop our retailing skills and capabilities. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. The commitments associated with our expansion will increase our operating expenses may be costly to terminate, and these investments may be difficult to recapture if we decide to close a store or change our strategy.

We may be unsuccessful in implementing our planned international expansion, which could impair the value of our brand, harm our business and negatively affect our result of operation.

We plan to grow our net sales and net earnings from our International segment by opening True Religion Brand Jeans stores in various international markets. For example, we recently established a regional office for EMEA in Switzerland and a regional office for Asia/Pacific in Hong Kong and currently plan to open stores in Canada, the United Kingdom, Germany and the Netherlands. As we expand outside the United States, we may incur significant costs relating to starting up, maintaining and expanding foreign operations. Costs may include, but are not limited to obtaining prime locations for stores, setting foreign offices and hiring personnel. We may be unable to open and operate new stores successfully and our growth may be limited, unless we are able to:

- identify desirable markets and sites for store locations;
- negotiate acceptable lease terms;
- efficiently build and equip new stores;
- hire, train and retain competent store personnel;
- manage inventory effectively to meet the needs of new and existing stores on a timely basis;
- successfully integrate stores into our existing operations;
- manage foreign currency risk effectively;
- satisfy the fashion preferences of customers in new geographic areas; and
- achieve acceptable operating margins from new stores.

We cannot be sure that we can successfully open new stores or that our new stores will be profitable. Additionally, our international expansion may place increased demands on our operational, managerial and administrative resources and these increased demands may cause the Company to operate its business less efficiently, which could harm the performance of its existing stores.

We must successfully maintain and/or upgrade our information technology systems.

We rely on various information technology systems to manage our operations, which subjects us to inherent costs and risks associated with maintaining, upgrading, replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in upgrading, transitioning to new systems or of integrating new systems into our current systems.

We rely on contract manufacturing of our products. Our inability to secure production sources meeting our quality, cost, working conditions and other requirements, or failures by our contractors to perform, could harm our sales, service levels and reputation.

We source our products from independent manufacturers who purchase fabric and other raw materials. As a result, we must locate and secure production capacity. We depend on independent manufacturers to maintain adequate financial resources, secure a sufficient supply of raw materials, and maintain sufficient development and manufacturing capacity in an environment characterized by continuing cost pressure and demands for product innovation and speed-to-market. In addition, we do not have material long-term contracts with any of our independent manufacturers, and these manufacturers generally may unilaterally terminate their relationship with us at any time.

Our dependence on contract manufacturing could subject us to difficulty in obtaining timely delivery of products of acceptable quality. A manufacturer's failure to ship products to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our wholesale customers. In addition, any interference with our ability to receive shipments from those manufacturers, such as conditions at ports or issues that otherwise affect transportation and warehousing providers, could cause delayed delivery of product. Additionally, if we experience a significant increase in demand, or if we need to replace any of the manufacturers that we currently use, we may have to expand our third party manufacturing capacity. This capacity may not be available to us, or available on terms that are acceptable to us. Failing to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, impose non-compliance charges through invoice deductions or other charge-backs, demand reduced prices or reduce future orders, any of which could harm our sales and margins.

Our success depends on the continued protection of our trademark and other proprietary intellectual property rights.

Our trademark and other intellectual property rights are important to our success and competitive position, and the loss of or inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademark and other proprietary intellectual property rights on a worldwide basis. Despite any precautions we may take to protect our intellectual property, policing unauthorized use of our intellectual property is difficult, expensive and time consuming, and we may be unable to adequately protect our intellectual property or determine the extent of any unauthorized use, particularly in those foreign countries where the laws do not protect proprietary rights as fully as in the United States. Our efforts to establish and protect our trademark and other proprietary intellectual property rights may not be adequate to prevent imitation or counterfeiting of our products by others or to prevent others from seeking to block sales of our products for violating their trademarks and proprietary rights. Unauthorized copying of our products or unauthorized use of our trademarks or other proprietary rights may not only erode sales of our products but may also cause significant damage to our brand names and our ability to effectively represent ourselves to our customers. Also, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other proprietary rights of True Religion, that our proprietary rights would be upheld if challenged or that we would, in that event, not be prevented from using our trademarks, any of which could have a material adverse effect on our financial condition and results of operations. Further, we could incur substantial costs in legal actions relating to our use of intellectual property or the use of our intellectual property by others. Even if we are successful in these actions, the costs we incur could have a material adverse effect on us.

Our business could suffer from the financial instability of our customers.

In the United States, we sell our products to certain retail companies on open account with 30 to 60 day payment terms. We generally request a letter of credit or wire transfer before shipment to our foreign distributors, but these arrangements are not always possible. Customer financial difficulties could result in losses to us.

A significant disruption at our distribution center could have a material adverse impact on our business and operating results.

We primarily rely on a single distribution center located at our corporate offices in Vernon, California to receive, store and distribute merchandise to all of our stores and wholesale customers. Any significant interruption in the operation of our Vernon distribution center due to natural disasters, accidents, system failures or other unforeseen causes could have a material adverse effect on our business and operating results.

Our ability to attract customers to our stores depends heavily on the success of the shopping centers and street locations in which they are located.

In order to generate customer traffic, we locate many of our stores in prominent locations within successful shopping centers or in fashionable shopping districts. We cannot control the development of new shopping centers or districts; the availability or cost of appropriate locations within existing or new shopping centers or districts; competition with other retailers for prominent locations; or the success of individual shopping centers or districts. All of these factors may impact our ability to meet our growth targets and could have a material adverse effect on our financial condition or results of operations.

A privacy breach could damage our reputation and our relationship with our customers, expose the Company to litigation risk and adversely affect our business.

As part of our normal course of business, we collect, process and retain sensitive and confidential customer information. Despite security measures we have in place, our facilities and systems, and those of the Company's third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by the Company or its vendors, could severely damage our reputation and our relationships with our customers, expose the Company to risks of litigation and liability and adversely affect our business.

Our ability to conduct business in international markets may be affected by legal, regulatory, political and economic risks.

As we continue to increase our international operations, we face the possibility of greater losses from a number of risks inherent in doing business in international markets and from a number of factors which are beyond our control. These factors include, among other things:

- political instability or acts of terrorism, which disrupt trade with the countries in which our contractors, suppliers or customers are located; difficulties in managing our foreign operations;
- local business practices that do not conform to legal or ethical guidelines; adoption of additional or revised quotas, restrictions or regulations relating to imports or exports;
- additional or increased customs duties, tariffs, taxes and other charges on imports;
- significant fluctuations in the value of the dollar against foreign currencies;
- increased difficulty in protecting our intellectual property rights in foreign jurisdictions;
- social, legal or economic instability in the foreign markets in which we do business, which could influence our ability to sell our products in these international markets;
- restrictions on the transfer of funds between the United States and foreign jurisdictions; and
- the ability of our international distributors to locate and continue to open desirable new retail locations.

Foreign currency fluctuations could adversely impact our financial condition and results of operations.

We generally purchase our products in U.S. dollars. However, we source some of our products overseas. The cost of these products may be affected by changes in the value of the applicable currencies. Changes in currency exchange rates may also affect the U.S. dollar value of the foreign currency denominated prices at which our international business will sell products. Furthermore, our international sales and some of our licensing revenue are generally derived from sales in foreign currencies. This revenue, when translated into U.S. dollars for consolidated reporting purposes, could be materially affected by fluctuations in the U.S. dollar, negatively impacting our results of operations and our ability to generate revenue growth.

Our licensees may not comply with our product quality, manufacturing standards, marketing and other requirements.

We license our trademarks to third parties for manufacturing, marketing and distribution of various products. While we enter into agreements with our licensees covering product design, product quality, sourcing, manufacturing, marketing and other requirements, our licensees may not comply fully with those agreements. Non-compliance could include marketing products under our brand names that do not meet our quality and other requirements or engaging in manufacturing practices that do not meet our standards. These activities could harm our brand equity, our reputation and our business.

Violation of labor laws and practices by our licensees or suppliers could harm our business.

We require our licensing partners and suppliers to operate in compliance with applicable laws and regulations. While our code of conduct promotes ethical business practices, we do not control our licensees or suppliers or their labor practices. The violation of labor or other laws by any of our licensees or suppliers, or divergence of a licensee's or supplier's labor practices from those generally accepted as ethical in the United States, could interrupt or otherwise disrupt the shipment of our products, harm the value of our trademarks, damage our reputation or expose us to potential liability for their wrongdoings.

Our quarterly sales and operating results fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for premium denim and related apparel, and accessories, delivery date delays, timing of new store openings, recognition of stock-based compensation and potential fluctuations in our annualized tax rate, which may result in volatility of our stock price.

Our quarterly sales and operating results have varied significantly in the past and can be expected to fluctuate in the future due to a number of factors, many of which are beyond our control. For example, sales of our products have historically been somewhat seasonal in nature with the largest sales generally occurring in the second half of the year. Delays in scheduling or pickup of products by our wholesale customers could negatively impact our net sales and results of operations for any given quarter. The timing of new store openings and the amount of sales contributed by new stores could also impact our net sales and results of operations for any given quarter. The compensation expense for the awards that vest immediately caused an increase in our selling, general and administrative expenses and reduced our net income and earnings per share in our quarterly income statements. Also, our annualized tax rate is based on projections of our operating results for the year, which we review and revise as necessary at the end of each quarter. Any quarterly fluctuations in our annualized tax rate that may occur could have a material impact on our quarterly operating results. As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year. Any shortfall in sales or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease our corporate headquarters facility, which is a 119,000 square foot industrial building located in Vernon, California. The lease agreement expires on August 31, 2016, and we have the right to renew the lease agreement for up to ten years if we comply with the lease agreement terms. We conduct our design, administrative and distribution operations at this facility.

We lease our retail store locations under operating lease agreements expiring on various dates through 2022. Standard store lease agreements cover a period of ten years and do not include a renewal option. These facilities are located in the United States, the United Kingdom, Japan, Canada and Germany. Many of the store lease agreements allow us to terminate the agreement, generally in the third or fourth year, if our sales do not meet a pre-determined level. As of December 31, 2010, we had 101 stores open, including four in Japan and one each in the United Kingdom, Canada and Germany. In 2011, we expect to open approximately 15 stores in the United States and eight stores internationally. At the end of 2010, our total retail square footage, which includes international retail stores and storage space at all stores, was approximately 209,000. Our retail stores range in size from 600 to 4,700 square feet.

We also lease our domestic and international showrooms and international administrative offices under lease agreements expiring on various dates through 2019. The showrooms are located in Los Angeles, New York, Duesseldorf, Munich and Milan and total approximately 17,000 square feet. The international administrative offices are located in Tokyo, Dusseldorf, Hong Kong and Seoul and total approximately 11,000 square feet. The offices in Tokyo, Hong Kong and Seoul include showroom spaces.

Item 3. Legal Proceedings.

In the ordinary course of business, we are involved in various legal proceedings. We do not believe that these matters, either alone or in the aggregate, will have a material impact on our financial condition.

Item 4. Reserved

PART II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock trades under the symbol "TRLG" on the Nasdaq Global Market. The high and low sales prices for our common stock, as reported by the Nasdaq Global Market for the periods indicated are as follows:

	2010		2009	
	High	Low	High	Low
First Quarter	$30.85	$18.73	$14.13	$ 7.83
Second Quarter	$33.11	$22.07	$24.52	$11.87
Third Quarter	$25.79	$17.54	$26.51	$19.64
Fourth Quarter	$23.86	$18.73	$28.33	$17.57

Holders

As of March 4, 2011 there were 57 record holders and approximately 16,500 beneficial holders of our Common Stock.

Dividends

We have not declared or paid any cash dividends since inception and we do not intend to pay any cash dividends in the foreseeable future. There are no restrictions that limit our ability to pay dividends on our common shares. Any future determination as to the payment of dividends on our common stock will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the Board of Directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Price Performance

The following graph compares, for each of the last five fiscal years, commencing on December 31, 2005 and ending December 31, 2010, the cumulative total return of True Religion Apparel, Inc. common stock, Standard & Poor's 500 Index, and Standard & Poor's 1500 Apparel, Accessories & Luxury Goods Index. The Apparel, Accessories & Luxury Goods Index is comprised of 17 companies, also representing a sector of the Standard & Poor's 500 Index. The cumulative total return of True Religion Apparel, Inc. common stock assumes $100 invested on December 31, 2005 in our common stock and in each of the foregoing indices. The stock price performance graph is not necessarily indicative of future stock price performance. The return on $100 invested in the S&P 500 and the S&P 1500 Apparel, Accessories & Luxury Goods Index over the 5 year period from December 2005 to December 2010 was $112 and $152, respectively.


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/05
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True Religion Apparel, Inc.
S&P 500
S&P 1500 Apparel, Accessories & Luxury Goods

* $100 invested on 12/31/05 in stock or index, including reinvestment or dividends.
Fiscal year ending December 31.

Transactions in Our Equity Securities

For the period covered by this report, we have not engaged in any transactions involving the sale of our unregistered equity securities that were not disclosed in a quarterly report on Form 10-Q or a current report on Form 8-K. We have not engaged in any sales of registered securities for which the use of proceeds is required to be disclosed. This table provides certain information with respect to our purchases of shares of our common stock during the fourth quarter of 2010:

Period	Total Number of Shares Purchased(a)	Average Price Paid Per Share(a)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plan
October 1, 2010—October 31, 2010	1,346	$22.04	—	—
November 1, 2010—November 30, 2010	245	$20.82	—	—
December 1, 2010—December 31, 2010	—	$ —	—	—
Total	1,591	$21.85	—	—

(a) These columns reflect the surrender to us of shares of common stock to satisfy minimum statutory tax withholding obligations in connection with the vesting of restricted stock awards issued to employees.

Item 6. Selected Financial Data.

The following selected financial data are derived from the audited Consolidated Financial Statements and should be read in conjunction with Item 1A "Risk Factors," Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and the related notes included in Item 8 Financial Statements and Supplementary Data of this Annual Report on Form 10-K.

	For the Years Ended December 31,				
	2010	2009	2008	2007	2006
Statement of operations data (In Thousands):					
Net sales	$363,714	$311,001	$270,000	$173,256	$140,489
Operating income	69,922	77,597	68,876	47,142	34,977
Provision for income taxes	26,690	30,434	25,570	21,100	14,035
Net income attributable to True Religion Apparel, Inc.	43,496	47,332	44,371	27,845	21,746
Earnings per share attributable to True Religion Apparel, Inc.:					
Basic	$ 1.78	$ 1.97	$ 1.89	$ 1.21	$ 0.97
Diluted	$ 1.75	$ 1.92	$ 1.83	$ 1.16	$ 0.92
Weighted number of shares outstanding—basic	24,495	23,993	23,511	22,964	22,496
Weighted number of shares outstanding—diluted	24,852	24,659	24,270	23,949	23,608

	As of December 31,				
	2010	2009	2008	2007	2006
Balance sheet data ($000's):					
Working capital	$211,833	$166,565	$113,108	$ 72,846	$58,845
Total assets	$295,884	$229,806	$166,452	$113,258	$79,751
Stockholders' equity	$249,032	$197,854	$142,250	$ 95,247	$64,147

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

We design, market, distribute and sell premium denim apparel, centered on our core denim products using the brand name "True Religion Brand Jeans." Our products include pants, tops and jackets, made from denim, fleece, corduroy and other fabrics. We are known for our unique fit and styling details. Through multiple wholesale and retail channels, our expanding product line reaches fashion-conscious consumers on six continents, including North America, Europe, Asia, Australia, Africa and South America.

Strategic Initiatives

We believe that our brand, differentiated design vision, high-quality supply chain and diversified business strategy anchored by our direct to consumer sales model enable us to be well positioned to expand our business and enhance shareholder value through execution of our strategy and focusing on key strategic initiatives, which include:

- **Expand in International markets**—We believe that our net sales in our international segment can grow significantly in the future. Our approach to each market may vary, but in general we intend to have our merchandise presented in multi-brand retail stores (wholesale channel) and in True Religion Brand Jeans stores (retail channel), which is consistent with our domestic presentation. We have established three regions to manage our international business: Asia Pacific, based in Hong Kong; Europe, Middle East and Africa (EMEA), based in Switzerland; and Americas, based at our company headquarters in Vernon, California. We have leadership teams in place in each of these three regions to direct the growth of our international business.
- **Grow our U.S. Direct to Consumer store base while achieving targeted margins**—From the beginning of 2008 to the end of 2010, we opened 79 stores in the United States, reaching 94 stores at December 31, 2010. Our goal for each domestic retail store is to achieve a 30 percent operating margin. We are studying our current store base in an attempt to identify factors that are linked to better-than-average financial results; if we identify these factors, we will use them as we consider and rollout future store locations. Also, we are adding experienced retail business leaders to manage our operating expenses better.
- **Increase sales to the boutique and specialty stores in the U.S.**—We transitioned from a third party sales agent to an in-house sales team in 2010. The in-house sales team will direct more effort toward increasing sales to specialty boutique stores.
- **Develop our ecommerce business**—Many consumers use the internet to learn about fashion trends and purchase merchandise. We are refining our on-line merchandise strategy and considering new on-line marketing approaches to enhance our fashion brand position and increase our on-line sales.
- **Build overall brand awareness**—Since True Religion Brand Jeans was founded in 2002, the brand was recognized for innovative styling and fit. Many consumers were introduced to the brand and its latest styles as it was presented in leading fashion retailers and in our own branded retail stores. In the future, we seek new avenues to present our innovative, trendsetting merchandise to existing and new consumers. To do this, we are expanding our use of product placement, social media and on-line search.

Presentation of Segment Financial Information

We have reclassified certain prior period segment information to conform to the current year presentation. We reclassified our reportable segment formerly titled "Other" to include the functions which support the overall business and were previously classified in the U.S. Wholesale segment. The functions that were reclassified include the design, production, marketing, distribution, credit, customer service, information technology and accounting departments. In connection with this reclassification, we renamed the segment "Core Services". As a result of this change, we have reclassified certain SG&A expenses previously presented in the U.S. Wholesale segment to Core Services in order to conform to the revised presentation. We made the change to our reportable segments to more closely align them with how management reviews and monitors the performance of our operating segments. Total consolidated SG&A expenses and total consolidated operating income were not changed as a result of these reclassifications. The reclassifications had no impact upon previously reported consolidated net sales and consolidated gross profit by reportable segment. Additionally, these reclassifications did not impact the consolidated balance sheets, statements of income, or statements of cash flows.

2010 Compared to 2009

The following table summarizes results of operations for 2010 compared to 2009 (dollar amounts in thousands, except per share data):

	Years Ended December 31,					
	2010		2009			
	Amount	%	Amount	%	Change	%
Net sales	$363,714	100.0%	$311,001	100.0%	$52,713	16.9%
Gross profit	229,979	63.2%	195,562	62.9%	34,417	17.6%
Selling, general and administrative expenses	160,057	44.0%	117,965	37.9%	42,092	35.7%
Operating income	69,922	19.2%	77,597	25.0%	(7,675)	(9.9)%
Other income, net	403	0.1%	169	0.0%	234	138.5%
Provision for income taxes	26,690	7.3%	30,434	9.8%	(3,744)	(12.3)%
Net Income attributable to True Religion Apparel, Inc.	$ 43,496	12.0%	$ 47,332	15.2%	$(3,836)	(8.1)%
Earnings per share attributable to True Religion Apparel, Inc.:						
Basic	$ 1.78		$ 1.97		$ (0.19)	(9.6)%
Diluted	$ 1.75		$ 1.92		$ (0.17)	(8.9)%

Net Sales

The following table summarizes net sales by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2010	2009	Amount	%
U.S. Consumer Direct	189,097	129,030	60,067	46.6%
U.S. Wholesale	104,874	123,203	(18,329)	(14.9)%
International	64,443	54,479	9,964	18.3%
Core Services	5,300	4,289	1,011	23.6%
Total net sales	$363,714	$311,001	$52,713	16.9%

The following table summarizes percentage of total net sales by segment:

	December 31,		Change
	2010	2009	%
U.S. Consumer Direct	52.0%	41.5%	10.5%
U.S. Wholesale	28.8	39.6	(10.8)%
International	17.7	17.5	0.2%
Core Services	1.5	1.4	0.1%
Total net sales	100.0%	100.0%	

U.S. Consumer Direct net sales increased by 46.6% to $189.1 million in 2010, primarily because we opened 24 stores in 2010, finishing the year with 94 stores compared to 70 stores at the end of 2009. In addition, our same store sales increased 9.6% as we introduced a strategy to offer new styles regularly in our retail stores. In 2011, we expect to open approximately15 branded retail stores in the United States.

U.S. Wholesale net sales decreased 14.9% to $104.9 million. Net sales to major accounts, which include Nordstrom, Bloomingdale's, Saks Fifth Avenue and Neiman Marcus, decreased as we continue to be impacted by the overall sales decline in the women's premium denim category at the major department stores. In addition, we reduced our sales to off-price retailers to maintain our premium brand positioning. Partially offsetting these decreases was an increase in our net sales to specialty retailers.

International net sales increased 18.3% to $64.4 million primarily due to increased sales to the Europe, Middle East and Africa ("EMEA") and Asia Pacific regions. The increase in net sales to the EMEA region was driven by the addition of our German joint venture in August 2010 and the opening of a retail store in London, England in May 2010. The increase in net sales in the Asia Pacific region was driven by the additional of our Hong Kong-based Asia Pacific team beginning in late 2009. During 2010, we opened three international branded retail stores: one in Toronto, Canada, one in London, England and one in Tokyo, Japan. Our Store in Cologne, Germany was opened in March 2010, shortly before we acquired it in August 2010. In 2011, we expect to open eight international branded retail stores.

Core services net sales increased 23.6% to $5.3 million in 2010 from $4.3 million in 2009, due to increases in royalties due under existing licensing contracts.

Gross Profit

The following table summarizes gross profit by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2010	2009	Amount	%
U.S. Consumer Direct	$136,915	$ 95,276	$ 41,639	43.7%
U.S. Wholesale	53,362	65,882	(12,520)	(19.0)%
International	34,402	30,115	4,287	14.2%
Core Services	5,300	4,289	1,011	23.6%
Total gross profit	$229,979	$195,562	$ 34,417	17.6%

The following table summarizes gross profit as a percentage of net sales ("gross margin") by segment:

	December 31,		Change
	2010	2009	%
U.S. Consumer Direct	72.4%	73.8%	(1.4)%
U.S. Wholesale	50.9	53.5	(2.6)%
International	53.4	55.3	(1.9)%
Core Services	100.0	100.0	0.0%
Total gross margin	63.2%	62.9%	0.3%

Overall gross margin improved from 62.9% of net sales in 2009 to 63.2% of net sales in 2010, primarily reflecting the ongoing net sales mix shift towards the higher-margin U.S. Consumer Direct business.

The U.S. Consumer Direct gross margin decreased to 72.4% in 2010 from 73.8% in 2009 as a higher percentage of the segment's net sales came from the lower margin outlet stores as compared to the full price stores and an increase in sales of the lower margin sportswear.


10-K

U.S. Wholesale gross profit decreased to 50.9% in 2010 from 53.5% in 2009 primarily due to additional sales discounts that we offered to spur sales of merchandise on hand.

International gross margin decreased to 53.4% in 2010 from 55.3% in 2009 primarily because the gross margin earned on sales in the third quarter by our new German joint venture was driven by merchandise that was acquired from our former distributor at a higher cost.

Selling, General and Administrative Expenses

The following table presents the components of selling, general & administrative expenses ("SG&A") by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2010	2009	Amount	%
U.S. Consumer Direct	$ 72,274	$ 50,510	$21,764	43.1%
U.S. Wholesale	7,097	5,775	1,322	22.9%
International	16,915	4,948	11,967	241.9%
Core Services	63,771	56,732	7,039	12.4%
Total selling, general and administrative expenses	$160,057	$117,965	$42,092	35.7%

The following table summarizes SG&A as a percentage of segment net sales ("SG&A rate"), by segment:

	December 31,		Change
	2010	2009	%
U.S. Consumer Direct	38.2%	39.1%	(0.9)%
U.S. Wholesale	6.8	4.7	2.1%
International	26.2	9.1	17.1%
Core Services	NM	NM	NM
Total SG&A rate	44.0%	37.9%	6.1%

The U.S. Consumer Direct SG&A increase of $21.8 million or 43.1% is directly related to the growth in the number of stores over the prior year, from 70 at the end of 2009 to 94 at the end of 2010. As a percentage of net sales, the U.S. Consumer Direct SG&A rate decreased from 39.1% in 2009 to 38.2% in 2010 primarily due to the segment's same store sales increase producing leverage on fixed costs.

U.S. Wholesale SG&A increased $1.3 million, or 22.9%, primarily as a result of the costs incurred over the first half of 2010 in connection with the transition from a sales agent to an in-house sales team.

International SG&A increased $12.0 million, or 241.9%, primarily due to the new wholesale sales teams in Asia Pacific and Germany, the opening of four new retail stores, and the costs to set up a European regional office in Switzerland.

Core Services SG&A increased $7.0 million or 12.4% primarily due to $4.3 million in separation costs associated with the termination of our former president in May 2010. In addition, our advertising costs increased as well as depreciation expense in 2010 as we installed a new wholesale and financial information technology system in the second half of 2009.

Operating Income

The following table summarizes operating income by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2010	2009	Amount	%
U.S. Consumer Direct	$ 64,641	$ 44,766	$ 19,875	44.4%
U.S. Wholesale	46,265	60,107	(13,842)	(23.0)%
International	17,487	25,167	(7,680)	(30.5)%
Core Services	(58,471)	(52,443)	(6,028)	11.5%
Total operating income	$ 69,922	$ 77,597	$ (7,675)	(9.9)%

The following table summarizes operating income as a percentage of net sales ("operating margin"), by segment:

	December 31,		Change
	2010	2009	%
U.S. Consumer Direct	34.2%	34.7%	(0.5)%
U.S. Wholesale	44.1	48.8	(4.7)%
International	27.1	46.2	(19.1)%
Core Services	NM	NM	NM
Total SG&A rate	19.2%	25.0%	(5.8)%

The U.S. Consumer Direct operating margin decreased from 34.7% in 2009 compared to 34.2% in 2010 primarily due to the decreased gross margin as a result of higher percentage of the segment's sales came from the lower margin outlet stores as compared to the full price stores and an increase in sales of the lower margin sportswear.

U.S. Wholesale operating income decreased as a percentage of U.S. Wholesale net sales from 48.8% in 2009 to 44.1% in 2010 primarily due to the decrease in gross margin and the deleveraging of SG&A expenses caused by the net sales decline.

International operating income decreased as a percentage of International net sales, from 46.2% in 2009 to 27.1% in 2010 primarily due to the increase in SG&A expenses as a result of our strategic initiative to expand our brand's presence in the Asia Pacific and EMEA regions.

Other Income, net

Other income, net was $0.4 million in 2010 compared to $0.2 million in 2009. This increase is primarily due to foreign exchange gains on our intercompany balances with our foreign subsidiaries.

Provision for Income Taxes

Our effective tax rate was 38.0% for 2010 compared to 39.1% in 2009. The decrease in the effective tax rate is primarily due to an increase in 2010, in the U.S. Federal Domestic Activity Production deduction percentage.

Net Income attributable to True Religion Apparel, Inc. and Earnings Per Diluted Share

Net income attributable to True Religion Apparel, Inc. was $43.5 million, or $1.75 per diluted share, for 2010 compared to $47.3 million, or $1.92 per diluted share, for 2009. The separation costs of $4.3 million ($2.7 million net of taxes) reduced our diluted earnings per share attributable to True Religion Apparel, Inc. by $0.11 for 2010. Net income attributable to True Religion Apparel, Inc. excluding separation costs for 2010 would have been $46.2 million, or $1.86 per diluted share. The remaining decrease in net income attributable to True Religion Apparel, Inc. and diluted earnings per share attributable to True Religion Apparel, Inc. is primarily due to the overall slowdown in sales of women's premium denim at the major department stores.

2009 Compared to 2008

The following table summarizes results of operations for 2009 compared to 2008 (dollar amounts in thousands, except per share data):

	Years Ended December 31,					
	2009		2008			
	Amount	%	Amount	%	Change	%
Net sales	$311,001	100.0%	$270,000	100.0%	$41,001	15.2%
Gross profit	195,562	62.9%	157,001	58.1%	38,561	24.6%
Selling, general and administrative expenses	117,965	37.9%	88,125	32.6%	29,840	33.9%
Operating income	77,597	25.0%	68,876	25.5%	8,721	12.7%
Interest income, net	169	0.0%	1,065	0.4%	(896)	(84.1)%
Provision for income taxes	30,434	9.8%	25,570	9.5%	4,864	19.0%
Net Income attributable to True Religion Apparel, Inc.	$ 47,332	15.2%	$ 44,371	16.4%	$ 2,961	6.7%
Earnings per share attributable to True Religion Apparel, Inc.: Basic	$ 1.97		$ 1.89		$ 0.08	4.2%
Diluted	$ 1.92		$ 1.83		$ 0.09	4.9%

Net Sales

The following table summarizes net sales by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2009	2008	Amount	%
U.S. Consumer Direct	129,030	75,314	53,716	71.3%
U.S. Wholesale	123,203	153,235	(30,032)	(19.6)%
International	54,479	40,044	14,435	36.0%
Core Services	4,289	1,407	2,882	204.8%
Total net sales	$311,001	$270,000	$41,001	15.2%

The following table summarizes percentage of total net sales by segment:

	December 31,		Change
	2009	2008	%
U.S. Consumer Direct	41.5%	27.9%	13.6%
U.S. Wholesale	39.6	56.8	(17.2)%
International	17.5	14.8	2.7%
Core Services	1.4	0.5	0.9%
Total net sales	100.0%	100.0%	

U.S. Consumer Direct net sales increased by 71.3% to $129.0 million in 2009 as we finished the year with 70 stores compared to 42 stores at the end of 2008. The additional sales from new stores were partially offset by a decrease in sales at our 15 stores which opened before the end of 2007 due to a reduction in shoppers visiting our stores caused by the challenging economic and consumer environment.

U.S. Wholesale net sales decreased 19.6% to $123.2 million. In 2009, our net sales to boutique customers decreased sharply; these customers were more impacted by the challenging retail environment as they generally depend to a larger extent on external financing. Our sales to "major" accounts, which consist of customers such as Nordstrom, Bloomingdale's, Saks Fifth Avenue and Neiman Marcus, decreased 14.9% from the prior year as these customers experienced a decline in sales of premium denim due to the economic recession. Partially offsetting these decreases was a slight increase in our sales to off-price retailers of $0.7 million to $38.5 million. Sales to Nordstrom, Inc. accounted for 15.2% of our net sales in 2009.

International net sales increased 36.0% to $54.5 million primarily due to increased sales to distributors in Asia and Europe. Our sales to customers in Japan increased in 2009 as compared to 2008 because we terminated our Japanese distributor in the second quarter of 2008 and established our own subsidiary, which is selling merchandise to wholesale accounts and operating three outlet stores. Our brand is less established outside the U.S., so this segment's sales are growing in spite of the challenging retail environment in many international markets as our brand gains greater exposure.

Gross Profit

The following table summarizes gross profit by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2009	2008	Amount	%
U.S. Consumer Direct	$ 95,276	$ 57,669	$ 37,607	65.2%
U.S. Wholesale	65,882	78,670	(12,788)	(16.3)%
International	30,115	19,255	10,860	56.4%
Core Services	4,289	1,407	2,882	204.8%
Total gross profit	$195,562	$157,001	$ 38,561	24.6%

The following table summarizes gross profit as a percentage of net sales ("gross margin") by segment:

	December 31,		Change
	2009	2008	%
U.S. Consumer Direct	73.8%	76.6%	(2.8)%
U.S. Wholesale	53.5	51.3	2.2%
International	55.3	48.1	7.2%
Core Services	100.0	100.0	0.0%
Total gross margin	62.9%	58.1%	4.8%

Overall gross margin improved from 58.1% of net sales in 2008 to 62.9% of net sales in 2009, primarily reflecting the ongoing net sales mix shift towards the higher-margin U.S. Consumer Direct business.

The U.S. Consumer Direct gross margin decreased to 73.8% in 2009 from 76.6% in 2008 as a larger share of U.S. Consumer Direct sales came from the outlet stores as compared to the full price store sales. Outlet stores sales generate lower gross margins because the merchandise is sold at a discounted price. Also causing the decrease was the expected decline of the outlet stores' gross margin as we are relying more on our own outlet stores to sell slow-moving merchandise and as the outlet stores now have fewer higher-margin irregulars in their merchandise assortment.

U.S. Wholesale gross profit decreased 16.3% to $65.9 million in 2009 compared to $78.7 million in 2008, due to the decline in U.S. Wholesale net sales. However, this segment's gross margin increased to 53.5% in 2009 from 51.3% in 2008, due to the continued improvements in our sourcing and production processes, including an increase in the gross margin of off-price sales.

International gross margin increased to 55.3% in 2009 from 48.1% in 2008, primarily due to the increase in direct sales to select Asian markets, which carry higher gross margins than sales through distributors.

Selling, General and Administrative Expenses

The following table presents the components of SG&A by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2009	2008	Amount	%
U.S. Consumer Direct	$ 50,510	$29,859	$20,651	69.2%
U.S. Wholesale	5,775	6,786	(1,011)	(14.9)%
International	4,948	2,494	2,454	98.4%
Core Services	56,732	48,986	7,746	15.8%
Total selling, general and administrative expenses	$117,965	$88,125	$29,840	33.9%

The following table summarizes SG&A as a percentage of segment net sales ("SG&A rate"), by segment:

	December 31,		Change
	2009	2008	%
U.S. Consumer Direct	39.1%	39.6%	(0.5)%
U.S. Wholesale	4.7	4.4	0.3%
International	9.1	6.2	2.9%
Core Services	NM	NM	NM
Total SG&A rate	37.9%	32.6%	5.3%

In 2009, SG&A increased 33.9% to $118.0 million, compared to $88.1 million in 2008.

The U.S. Consumer Direct SG&A increased $20.7 million, from $29.9 million in 2008 to $50.5 million in 2009. This increase is directly related to the growth in the number of stores over the prior year, from 42 at the end of 2008 to 70 at the end of 2009. The slight decrease in U.S. Consumer Direct SG&A rate from 39.6% in 2008 to 39.1% in 2009, is primarily due to the reduction of labor expenses as a percentage of net sales.

U.S. Wholesale SG&A decreased by 14.9% primarily due to a decrease in sales commissions linked to the U.S. Wholesale net sales decrease.

International SG&A increased $2.5 million, or 98.4%, primarily due to the expansion of our international operations.

Core Services SG&A increased $7.7 million, from $49.0 million in 2008 to $56.7 million in 2009. This increase is primarily attributable to executive performance-based compensation. Our executive compensation program was redesigned in 2008 to condition a greater portion of executive compensation on the satisfaction of earnings targets. Our 2009 performance outpaced our 2009 earnings target by a higher rate than in 2008. Also contributing to this increase is an increase in design, production, warehouse and operations accounting employees to support our overall business growth and an increase in share-based compensation. The increase in share-based compensation is due to meeting company-wide earnings targets on performance-based awards that were granted in 2009. Core Services SG&A, as a percentage of total net sales, remained relatively flat (18.2% in 2009 compared to 18.1% in 2008).

Operating Income

The following table summarizes operating income by segment (dollar amounts in thousands):

	Years Ended December 31,		Change	
	2009	2008	Amount	%
U.S. Consumer Direct	$ 44,766	$ 27,810	$ 16,956	61.0%
U.S. Wholesale	60,107	71,884	(11,777)	(16.4)%
International	25,167	16,761	8,406	50.2%
Core Services	(52,443)	(47,579)	(4,864)	10.2%
Total operating income	$ 77,597	$ 68,876	$ 8,721	12.7%

The following table summarizes operating income as a percentage of net sales ("operating margin"), by segment:

	December 31,		Change
	2009	2008	%
U.S. Consumer Direct	34.7%	37.0%	(2.3)%
U.S. Wholesale	48.8	46.9	1.7%
International	46.2	41.9	4.3%
Core Services	NM	NM	NM
Total SG&A rate	25.0%	25.5%	(0.5)%

The U.S. Consumer Direct operating margin decreased from 37.0% in 2008 to 34.7% in 2009. This decrease in operating margin was due to a combination of a decline in sales at our 15 stores opened before the end of 2007 due to the challenging retail environment, and the planned, lower operating margin for stores opened in 2009. Overall, the stores opened in 2008 have improved their operating margin in 2009 as compared to 2008.

U.S. Wholesale operating income increased as a percentage of U.S. Wholesale net sales from 46.9% in 2008 to 48.8% in 2009 due to the increase in gross margin as a result of the continued improvements in our sourcing and production processes.

International operating income increased as a percentage of International net sales, from 41.9% in 2008 to 46.2% in 2009, primarily due to the increase in direct sales to customers versus wholesale distributors.

Interest Income, net

Interest income, net was $0.2 million in 2009 compared to $1.1 million in 2008. While we had an increase in our cash equivalents and investments in 2009 compared to 2008, the average yield on our investments has decreased due to changes in the investment market and our shift to more conservative investments.

Provision for Income Taxes

The effective tax rate was 39.1% for 2009 compared to 36.6% in 2008. In 2008, we implemented a tax planning strategy that retroactively changed our filing status in certain states, which reduced our cumulative tax provision by $1.5 million. We also finalized our 2007 tax returns during the 2008 period, which included additional analysis of our federal and state tax obligations; as a result of this analysis, we reduced our income tax provision in 2008 by $0.6 million. These factors were the primary drivers resulting in a lower effective tax rate of 36.6% in 2008.

Net Income attributable to True Religion Apparel, Inc. and Earnings Per Diluted Share

Net income attributable to True Religion Apparel, Inc. was $47.3 million in 2009 compared to $44.4 million in 2008, an increase of 6.7%. This increase is attributable primarily to the increase in net sales. Earnings per diluted share increased 4.9% from $1.83 in 2008 to $1.92 in 2009.

Inflation

Historically, our operations have not been materially affected by inflation. We cannot assure that our operations will not be affected by inflation in the future.

Financial Condition

Net cash provided by operating activities in 2010 was $67.8 million. Although our net income decreased by $3.8 million in 2010 as compared to 2009, more of our expenses were for non-cash items, including depreciation and stock-based compensation. Therefore, our net cash provided by operating activities increased in 2010 by $1.3 million as compared to $66.5 million in 2009.

Net cash used in investing activities was $13.5 million in 2010 compared to $15.3 million in 2009. This decrease of $1.8 million is primarily due to a decrease in capital expenditures of $2.6 million. During 2009, we had $1.9 million in capital expenditures for the new information technology system that was implemented in the third quarter of 2009; we did not have similar capital expenditures in 2010. Our expenditures for new stores were consistent in both years. This decrease in capital expenditures was partially offset by the business acquisition of our German joint venture assets of $0.8 million in 2010.

Net cash used in financing activities was $6.1 million in 2010 compared to net cash used of $3.0 million in 2009. This increase is due to an increase in cash used for statutory tax withholding payments for stock-based compensation, which was partially offset by an increase in the excess tax benefit from stock-based compensation. These increases are primarily due to an increase in the number of shares vesting and an increase in our stock price when shares vested in 2010, which resulted in higher taxable compensation.

Liquidity and Capital Resources

Our primary ongoing cash requirements are currently expected to be for our ongoing operations, capital expenditures for new branded retail stores, our expansion internationally, and information technology and other infrastructure needs. Management believes that cash flow from continuing operations and on-hand cash and cash equivalents will provide adequate funds for the foreseeable working capital needs and planned capital expenditures. Over the long term, we manage our cash and capital structure to maximize shareholder return, strengthen our financial position and maintain flexibility for future strategic initiatives. We believe our cash, cash equivalents, short-term investments and future operating cash flows, as well as any potential future borrowing facilities, will be sufficient, for at least the next twelve months, to fund scheduled future payments and potential long-term initiatives. The availability of financing in the form of debt or equity is influenced by many factors, including our profitability, operating cash flows, debt levels, debt ratings, contractual restrictions, and market conditions, and we cannot guarantee that we would be able to obtain financing on favorable terms, if needed.

We had investments in auction rate securities (ARS) which had experienced an illiquid market since 2008. In October 2008, we were notified that the two brokers who sold ARS to us would purchase the ARS at a price of par plus accrued interest, and on November 11, 2008, we accepted the offers from these brokers. The first portion of the ARS, in the amount of $4.9 million, was purchased by the broker in January 2009 at par plus accrued interest, and the second portion, in the amount of $5.0 million, was purchased by the second broker in July 2010 at par plus accrued interest. See Item 6A Quantitative and Qualitative Disclosures about Market Risk.

Capital expenditures for 2011 are expected to approximate $24 million.

Tabular Disclosure of Contractual Obligations

The following table sets forth, as of December 31, 2010, our scheduled contractual cash obligations due for each of the periods indicated below (dollar amounts in thousands):

	Payment Due by Period				
Contractual Obligations	**Total**	**Less than One Year**	**1 - 3 Years**	**3 - 5 Years**	**More Than 5 Years**
Operating lease obligations	170,038	20,289	41,154	40,764	67,831
Purchase obligations	28,900	28,900	—	—	—
Total	$198,938	$49,189	$41,154	$40,764	$67,831

Seasonality of Business

Due to the holiday shopping season in December, our U.S. Wholesale segment sales historically have been higher in the second half of the year and our U.S. Consumer Direct segment sales historically have been higher in the fourth quarter.

Critical Accounting Policies

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period. Our management bases its estimates on historical experience and on other factors and assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies management believes are critical. For a summary of all our significant accounting policies, including those discussed below, see Note 2—Summary of Significant Accounting Policies in our consolidated financial statements provided under Part II, Item 8 of this Annual Report on Form 10-K.

Sales Recognition

Sales are recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectability can be reasonably assured.

Sales within our U.S. Wholesale and International segments are recognized at the time title passes and risk of loss is transferred to the customer. Sales are recorded net of estimates for returns, discounts, operational chargebacks and markdown allowances. Returns and allowances require pre-approval by management and discounts are based on trade terms. We review and refine these estimates on a quarterly basis using historical trends, seasonal results, and current economic and market conditions. Our historical estimates of these costs have not differed materially from actual results.

Retail store sales are recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as *www.truereligionbrandjeans.com* are recognized upon estimated delivery of the shipment to the customers. E-commerce sales also are reduced by an estimate of returns. Retail store sales and E-commerce sales exclude sales taxes. We recognize revenue associated with our gift cards upon redemption of the gift card. We currently do not recognize gift card breakage as we do not have sufficient historical evidence.

Revenues from licensing arrangements are recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) a percentage of wholesale sales of licensed product by our licensees.

Uncollectible Accounts

Management evaluates our accounts receivables to assess if they will ultimately be collected. In performing this evaluation, significant judgment is used, including an analysis of specific risks on a customer-by-customer basis for larger accounts. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible.

Inventories

Slow-moving merchandise is typically sold at prices exceeding our cost in our outlet retail stores or to wholesale customers who specialize in off-price merchandise. As of December 31, 2010 and 2009, we recorded inventory impairment charges for slow-moving inventory of $0.7 million and $0.5 million, respectively, based upon analysis of balances on hand by style, recent sales trends, projected future sales, and historical markdown trends.

Stock-Based Compensation

We recognize restricted stock compensation expense, net of estimated forfeitures, for awards with only service conditions using the straight-line method over the requisite service period of the entire award. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. If a portion of the restricted stock vests immediately or in another period such that the cumulative vested amount exceeds the cumulative straight line expense amount, we record compensation expense equal to at least the cumulative compensation expense of the vested amount of the restricted stock. Compensation expense for restricted stock awards with performance based conditions is recognized on an accelerated basis using the graded attribution method over the requisite service period.

Income Taxes

We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We establish valuation allowances for tax benefits when we believe it is more likely than not that such assets will not be realized.

FASB ASC 740: Accounting for Income Taxes ("FASB ASC 740") clarifies the accounting for uncertainty in income taxes recognized in financial statements. In accordance with FASB ASC 740, we regularly evaluate the likelihood of recognizing the benefit for income tax positions we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances, and information available. For those benefits that we believe it is more likely than not that the benefit will be sustained, we recognize the largest amount we believe is cumulatively greater than 50% likely to be realized.

We record interest and penalties, if any, on any underpayment of income taxes as a component of provision for income taxes and selling, general and administrative expenses, respectively.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Exchange Rate Risk

We operate a wholesale business and four retail stores in Japan and most of our wholesale sales and all of our retail sales and SG&A expenses in Japan are denominated in Japanese Yen. We operate a retail store in the U.K. All of that store's retail sales and SG&A expenses are denominated in British Pounds. Since August 2010, we have operated a wholesale business in part of Europe and a retail store in Germany through a joint venture. All of the joint venture's sales and SG&A expenses are denominated in Euro, except for merchandise which is purchased in U.S. Dollars. Since October 2010, we have operated a retail store in Canada. All of that store's retail sales and SG&A expenses are denominated in Canadian Dollars. Since November 2010, we established a regional sales office in Switzerland. All SG&A expenses are denominated in Euro. Because these operations are not significant to our overall business, our exposure to fluctuations in the U.S. Dollar and Japanese Yen exchange rate; the U.S. Dollar and Great Britain Pound exchange rate; the U.S. Dollar and Euro exchange rate and the U.S. Dollar and Canadian Dollar exchange rate are not considered material as of December 31, 2010. We received U.S. Dollars for all other merchandise sales and licensing revenue during the year ended December 31, 2010. Merchandise purchases from contract manufacturers are denominated in U.S. Dollars.

Investments

We had investments in auction rate securities (ARS) which had experienced an illiquid market since 2008. In October 2008, we were notified that the two brokers who sold ARS to us would purchase the ARS at a price of par plus accrued interest, and on November 11, 2008, we accepted the offers from these brokers. The first portion of the ARS, in the amount of $4.9 million, was purchased by the broker in January 2009 at par plus accrued interest, and the remaining portion, in the amount of $5.0 million, was purchased by the second broker in July 2010 at par plus accrued interest.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item is incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data listed in Item 15. Exhibits, Financial Statements Schedules of Part IV of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we performed an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the design and effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act of 1934 as amended). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective in the timely and accurate recording, processing, summarizing and reporting of material financial and non-financial information within the time periods specified within the Commission's rules and forms. Our Chief Executive Officer and Chief Financial Officer also concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management's report on internal control over financial reporting, and the related report of our independent registered public accounting firm, are included in Part II Item 8 Financial Statements and Supplementary Data in our Annual Report on Form 10-K under *Management's Annual Report on Internal Control Over Financial Reporting* and *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*, on pages F-2 and F-3 respectively, and are incorporated by reference.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required under this item is included in our Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated by reference herein and will be filed within 120 days after the end of our fiscal year.

Item 11. Executive Compensation.

The information required under this item is included in our Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated by reference herein and will be filed within 120 days after the end of our fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The information required under this item is included in our Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated by reference herein and will be filed within 120 days after the end of our fiscal year.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required under this item is included in our Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated by reference herein and will be filed within 120 days after the end of our fiscal year.

Item 14. Principal Accountant Fees and Services.

The information required under this item is included in our Proxy Statement for our 2011 Annual Meeting of Stockholders, which is incorporated by reference herein and will be filed within 120 days after the end of our fiscal year.

PART IV.

Item 15. Exhibits, Financial Statements Schedules.

(a) (1) FINANCIAL STATEMENTS—See Index to Consolidated Financial Statements of this Annual Report on Form 10-K.

(2) FINANCIAL STATEMENT SCHEDULES—See Index to consolidated Financial Statements on page F-1 hereof

(3) EXHIBITS—See Exhibit Index below.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Incorporation (incorporated by reference from our Form 8-K Current Report, filed August 22, 2005).
3.2	Amended and Restated Bylaws (incorporated by reference from our Form 8-K Current Report, filed December 12, 2008).
4.1	Specimen Common Stock Certificate (incorporated by reference from our Form 8-K Current Report, filed August 22, 2005).
4.2	Form of True Religion Apparel, Inc. 2009 Equity Incentive Plan Restricted Stock Award Certificate (incorporated by reference from our Registration Statement on Form S-8 filed on July 29, 2009).
4.3	Form of True Religion Apparel, Inc. 2009 Equity Incentive Plan Performance Award Certificate (Restricted Stock) (incorporated by reference from our Registration Statement on Form S-8 filed on July 29, 2009).
10.1	Form of Indemnification Agreement between True Religion Apparel, Inc. and its officers and directors (incorporated by reference from our Form 10-Q Quarterly Report, filed November 8, 2010).
10.2	Employment Agreement by and between the Company and Jeffrey Lubell dated January 4, 2006 (incorporated by reference from our Form 8-K Current Report, filed on January 10, 2006).*
10.3	Standard Industrial/Commercial Single-Tenant Lease—Gross dated May 17, 2006, among SDJ Enterprises, Ltd., Guru Denim, Inc. and the Company (incorporated by reference from our Form 8-K Current Report, filed April 14, 2006).
10.4	Amendment to Employment Agreement dated May 31, 2006, by and between Jeffrey Lubell and the Company (incorporated by reference from our Form 8-K Current Report, filed June 5, 2006).*
10.5	Amendment to the True Religion Apparel, Inc. 2005 Stock Incentive Plan (incorporated by reference from our Form 8-K Current Report filed on March 8, 2007).*
10.6	True Religion Apparel, Inc. Executive Cash Incentive Bonus Plan (incorporated by reference from our Form 8-K Current Report filed on April 3, 2008).*
10.7	Amendment No. 2 to Employment Agreement by and between the Company and Jeffrey Lubell dated September 12, 2008 (incorporated by reference from our Form 8-K Current Report filed September 17, 2008).

Exhibit No.	Description
10.8	Amended and Restated True Religion Apparel, Inc. 2009 Equity Incentive Plan (incorporated by reference from our Registration Statement on Form S-8 filed on July 29, 2009).*
10.9	Employment Agreement by and between the Company and Lynne Koplin (incorporated by reference from our Form 8-K Current Report filed on January 6, 2010)*
10.10	Summary of Executive Officer Compensation.*†
10.11	Summary of Board of Directors Compensation.*†
10.12	Employment Agreement, dated as of May 13, 2010, by and between the Company and Michael Egeck (incorporated by reference from our Form 10-Q Quarterly Report, filed August 5, 2010).*
10.13	Amendment to Employment Agreement by and between the Company and Michael Egeck dated August 13, 2010.*†
10.14	Amendment to Employment Agreement by and between the Company and Lynne Koplin dated August 13, 2010.*†
10.15	Employment Agreement by and between the Company and Peter Collins dated August 13, 2010 (incorporated by reference from our Form 8-K Current Report, filed on August 13, 2010).*
10.16	Amendment to Standard Industrial/Commercial Single-Tenant Lease, among SDJ Enterprises, Ltd., Guru Denim, Inc. and the Company dated November 22, 2010.*†
14.1	True Religion Apparel, Inc. Code of Conduct (incorporated by reference from our Form 8-K Current Report filed October 8, 2008).
21.1	Subsidiaries of the Company†
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP†
24.1	Powers of Attorney.†
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934.†
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14 and 15d-14 of the Securities Exchange Act of 1934.†
32.1	Certification of Principal Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
32.2	Certification of Principal Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†

* Represents a management contract or compensatory plan, contract or arrangement in which any director or any of the named executives participates.

† Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRUE RELIGION APPAREL, INC.

Dated: March 11, 2011

/s/ JEFFREY LUBELL

Jeffrey Lubell
Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of Registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ JEFFREY LUBELL Jeffrey Lubell	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 11, 2011
/s/ PETER F. COLLINS Peter F. Collins	Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2011
/s/ JOSEPH H. COULOMBE Joseph H. Coulombe	Director	March 11, 2011
/s/ G. LOUIS GRAZIADIO III G. Louis Graziadio III	Director	March 11, 2011
/s/ ROBERT L. HARRIS, II Robert L. Harris, II	Director	March 11, 2011
/s/ MARK S. MARON Mark S. Maron	Director	March 11, 2011
/s/ MARCELLO BOTTOLI Marcello Bottoli	Director	March 11, 2011
/s/ SETH R. JOHNSON Seth R. Johnson	Director	March 11, 2011

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


10-K

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as is defined in the Securities Exchange Act of 1934, as amended. These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgments inherent in the preparation of financial statements are reasonable. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Consequently, an effective internal control system can only provide reasonable, not absolute, assurance with respect to reporting financial information.

Our management conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting as of December 31, 2010 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein on page F-3.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
True Religion Apparel, Inc.
Vernon, California:

We have audited the internal control over financial reporting of True Religion Apparel, Inc. and Subsidiaries ("the Company") as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Report of Management on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2010, of the Company and our report dated March 11, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/S/ DELOITTE & TOUCHE LLP
Los Angeles, California
March 11, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
True Religion Apparel, Inc.
Vernon, California:

We have audited the accompanying consolidated balance sheets of True Religion Apparel, Inc. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of True Religion Apparel, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/S/ DELOITTE & TOUCHE LLP
Los Angeles, California
March 11, 2011

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par amounts)

	As of December 31,	
	2010	**2009**
ASSETS		
Current Assets:		
Cash and cash equivalents	$153,792	$105,531
Short-term investments	—	4,948
Accounts receivable, net of allowances	27,856	27,217
Inventory	41,691	34,502
Deferred income tax assets	9,660	8,753
Prepaid expenses and other current assets	10,280	7,000
Total current assets	243,279	187,951
Property and equipment, net	48,448	39,693
Other assets	4,157	2,162
TOTAL ASSETS	$295,884	$229,806
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 17,234	$ 11,717
Accrued salaries, wages and benefits	9,501	8,843
Income taxes payable	4,711	826
Total current liabilities	31,446	21,386
Long-term deferred rent	11,286	7,851
Long-term deferred income tax liabilities	2,195	2,715
Total long-term liabilities	13,481	10,566
Total liabilities	44,927	31,952
Commitments and contingencies (Note 10)		
Redeemable noncontrolling interest	1,925	—
Stockholders' Equity:		
Preferred stock, $0.0001 par value, 20,000 shares authorized, none issued and outstanding, respectively	—	—
Common stock, $0.0001 par value, 80,000 shares authorized, 25,336 and 25,250 issued and outstanding, respectively	3	3
Additional paid in capital	66,468	49,840
Retained earnings	181,634	147,809
Accumulated other comprehensive income, net of tax	927	202
Total stockholders' equity	249,032	197,854
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$295,884	$229,806

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share amounts)

	Years Ended December 31,		
	2010	**2009**	**2008**
Net sales	$363,714	$311,001	$270,000
Cost of sales	133,735	115,439	112,999
Gross profit	229,979	195,562	157,001
Selling, general, and administrative expenses	160,057	117,965	88,125
Operating income	69,922	77,597	68,876
Other income, net	403	169	1,065
Income before provision for income taxes	70,325	77,766	69,941
Provision for income taxes	26,690	30,434	25,570
Net income	43,635	47,332	44,371
Less: Net income attributable to redeemable noncontrolling interest	139	—	—
Net income attributable to True Religion Apparel, Inc.	$ 43,496	$ 47,332	$ 44,371
Earnings per share attributable to True Religion Apparel, Inc:			
Basic	$ 1.78	$ 1.97	$ 1.89
Diluted	$ 1.75	$ 1.92	$ 1.83
Weighted average shares outstanding:			
Basic	24,495	23,993	23,511
Diluted	24,852	24,659	24,270

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Years Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 43,635	$ 47,332	$ 44,371
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,342	6,492	3,427
Provision for bad debts	556	99	577
Stock-based compensation	13,059	11,899	10,297
Tax benefit from stock-based compensation	3,569	54	229
Excess tax benefit from stock-based compensation	(3,569)	(54)	(229)
Deferred income taxes	(1,421)	(642)	(128)
Other, net	141	206	305
Changes in operating assets and liabilities:			
Accounts receivable	(1,111)	5,779	(6,357)
Inventory	(5,329)	(8,719)	(4,377)
Prepaid expenses and other current assets	(2,733)	(2,861)	(1,834)
Other assets	(1,803)	(280)	(448)
Accounts payable and accrued expenses	4,471	2,800	(825)
Accrued salaries, wages and benefits	659	1,954	2,831
Income taxes payable	3,859	(884)	(2,168)
Long-term deferred rent	3,436	3,315	3,391
Net cash provided by operating activities	67,761	66,490	49,062
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(17,446)	(20,082)	(18,187)
Sales of investments	4,950	4,900	5,550
Business acquisition	(845)	—	—
Expenditures to establish trademarks	(176)	(128)	(81)
Net cash used in investing activities	(13,517)	(15,310)	(12,718)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Statutory tax withholding payment for stock-based compensation	(9,671)	(3,031)	(8,110)
Excess tax benefit from stock-based compensation	3,569	54	229
Proceeds from exercise of stock options	—	—	25
Net cash used in financing activities	(6,102)	(2,977)	(7,856)
Effect of exchange rate changes in cash	119	83	71
Net increase in cash and cash equivalents	48,261	48,286	28,559
Cash and cash equivalents, beginning of year	105,531	57,245	28,686
Cash and cash equivalents, end of year	$153,792	$105,531	$ 57,245

The accompanying notes are an integral part of these consolidated financial statements.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands)

	Shares	Amount	Additional Paid In Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance at January 1, 2008	23,587	$ 2	$26,491	$ —	$ 68,754	$ 95,247
Net income attributable to True Religion Apparel, Inc. for the year ended December 31, 2008				—	44,371	44,371
Other comprehensive income, net:						
Unrealized losses arising during year				(1,583)		(1,583)
Losses on available for sale securities reclassified to trading				1,583		1,583
Cumulative translation adjustment				186		186
Comprehensive net income						44,557
Stock-based compensation			10,297	—		10,297
Issuance of restricted shares	659	—	—	—		—
Exercise of stock options	836	—	1,537	—		1,537
Retirement of common stock	(583)	—	—	—	(9,617)	(9,617)
Forfeiture of restricted shares	(49)	—	—	—		—
Tax benefit on stock-based compensation			229	—		229
Balance at December 31, 2008	24,450	2	38,554	$ 186	103,508	142,250
Net income attributable to True Religion Apparel, Inc. for the year ended December 31, 2009				—	47,332	47,332
Other comprehensive income, net:						
Cumulative translation adjustment				16		16
Comprehensive net income						47,348
Stock-based compensation			11,899	—		11,899
Issuance of restricted shares	1,135	1	(1)	—		—
Retirement of common stock	(223)	—	—	—	(3,031)	(3,031)
Forfeiture of restricted shares	(112)	—	—	—		—
Tax deficiency on stock-based compensation			(612)	—		(612)
Balance at December 31, 2009	25,250	$ 3	$49,840	$ 202	$147,809	$197,854
Net income attributable to True Religion Apparel, Inc. for the year ended December 31, 2010				—	43,496	43,496
Other comprehensive income, net:						
Cumulative translation adjustment				725		725
Comprehensive net income						44,221
Stock-based compensation			13,059	—		13,059
Issuance of restricted shares	693	—	—	—		—
Retirement of common stock	(393)	—	—	—	(9,671)	(9,671)
Forfeiture of restricted shares	(214)	—	—	—		—
Tax benefit on stock-based compensation			3,569	—		3,569
Balance at December 31, 2010	25,336	$ 3	$66,468	$ 927	$181,634	$249,032

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—DESCRIPTION OF BUSINESS

True Religion Apparel, Inc. and subsidiaries (referred to in this Annual Report on Form 10-K as "the Company," "our," "we," or "True Religion") designs, markets, sells and distributes premium fashion apparel, centered on our core denim products using the brand name "True Religion Brand Jeans." Our products include jeans, pants, woven and knit tops and outerwear made from denim, fleece, jersey and other fabrics. We are known for our unique fits, washes and styling details. Our products are distributed through multiple wholesale and retail segments on six continents, including North America, Europe, Asia, Australia, Africa and South America.

We operate in four primary business segments: U.S. Consumer Direct, U.S. Wholesale, International, and Core Services. We sell directly to consumers in the United States through full-price branded retail stores, branded outlet stores and through our retail internet site located at *www.truereligionbrandjeans.com*. Our U.S. Wholesale sales are made to leading upscale nationwide-retailers, boutiques and off-price retailers. Our International sales are made through a variety of channels, including subsidiaries and joint ventures that operate retail stores and sell to wholesale customers who operate retail stores; distributors who warehouse products at their expense and they ship to, and collect payment from, their customers; and directly to wholesale customers who operate retail stores. As of December 31, 2010, our international segment includes one full price and three outlet retail stores in Japan, one full price retail store in England, one full price retail store in Canada and one full price retail store in Germany. In addition, we selectively license to third parties the right to use our various trademarks in connection with the manufacture and sale of designated products in specified geographical areas for specified periods. This licensing business is included in our Core Services segment. Our corporate operations, which include the design, production, marketing, distribution, credit, customer service, information technology, accounting, executive, legal, and human resources departments, are also included in the Core Services segment.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of True Religion Apparel, Inc., its subsidiaries and its majority owned subsidiary which operates according to a joint venture agreement with its noncontrolling interest holder. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes thereto. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the accompanying consolidated financial statements include reserves for customer returns; chargebacks; allowances for bad debts; inventory valuation; contingencies; fixed asset useful lives; income taxes and other tax contingencies; and the valuation of stock-based compensation and related forfeiture rates.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements

We use the fair value measurement hierarchy which is based on the inputs used to measure fair value. The following is a list of defined levels in the fair value hierarchy based on the data and/or methods used to determine fair value:

- **Level 1:** Quoted market prices in active markets for identical assets or liabilities
- **Level 2:** Observable market-based inputs or unobservable inputs that are corroborated by market data
- **Level 3:** Unobservable inputs reflecting the reporting entity's own assumptions

We use observable market inputs (quoted market prices) when measuring fair value and require a Level 1 quoted price to be used to measure fair value whenever possible. Our cash equivalents represent Level 1 investments, which are valued based on quoted market prices. Our auction rate securities represent Level 3 investments, which are valued based on broker quotes as well as subsequent auctions, if any (see Note 3).

Sales Recognition

Sales are recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectibility can be reasonably assured.

Sales within our U.S. Wholesale and International segments are recognized at the time title passes and risk of loss is transferred to the customer. Sales are recorded net of estimates for returns, discounts, operational chargebacks and markdown allowances. Returns and allowances require pre-approval by management and discounts are based on trade terms. We review and refine these estimates on a quarterly basis using historical trends, seasonal results, and current economic and market conditions. Our historical estimates of these costs have not differed materially from actual results.

Retail store sales are recognized net of estimated returns at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as *www.truereligionbrandjeans.com* are recognized upon estimated delivery of the shipment to the customers. E-commerce sales also are reduced by an estimate of returns. Retail store sales and E-commerce sales exclude sales taxes. We recognize revenue associated with our gift cards upon redemption of the gift card. We currently do not recognize gift card breakage as we do not have sufficient historical evidence.

Revenue from licensing arrangements are recognized when earned in accordance with the terms of the underlying agreements, generally based upon the higher of (a) contractually guaranteed minimum royalty levels and (b) estimates of sales and royalty data received from our licensees.

Classification of Certain Costs and Expenses

We classify merchandise, inbound freight costs and out-bound shipping costs in cost of sales. Selling, general & administrative expenses ("SG&A") include merchandise design and pre-production,

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

marketing and advertising, sales commissions, customer service, U.S. Consumer Direct expenses and general and administrative expenses. U.S. Consumer Direct expenses include wages and commissions, retail occupancy costs, supplies and direct segment management costs. General and administrative expenses include wages and performance compensation for our executive, finance, human resources, legal, and information systems departments, headquarters occupancy costs (including the portion used by the distribution function), and professional service costs. Included in selling, general and administrative expenses in the accompanying consolidated statements of income are handling charges of $4.5 million, $4.0 million and $3.6 million in 2010, 2009 and 2008, respectively.

Advertising Costs

Advertising costs, including the costs to produce advertising, are expensed when the advertisement is first exhibited. Cooperative advertising costs paid to wholesale customers are expensed as an advertising cost because the identified advertising benefit is sufficiently separable from the purchase of our products by the wholesale customers and the fair value of such benefit is reasonably measurable. These advertising expenses are recorded as a component of SG&A in the accompanying consolidated statements of income.

Advertising expenses amounted to $8.0 million, $5.4 million and $3.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Comprehensive Income

Comprehensive income for the years ended December 31, 2010, 2009 and 2008, consists of net income, cumulative translation adjustments and adjustments to available for sale securities.

Net Income per Common Share

Net income per common share is determined in accordance with FASB ASC 260: Earnings per Share. Basic net income per common share is computed based upon the weighted average number of common shares outstanding, and diluted net income per common share is computed based upon the weighted average number of common shares outstanding plus dilutive common share equivalents outstanding during the periods using the treasury stock method. Dilutive common share equivalents consist of incentive stock options, non-qualified stock options and restricted stock awards, other than performance awards which are excluded from diluted shares outstanding until the performance condition is achieved. Once the performance condition is achieved on performance awards, the shares are included in diluted common share equivalents weighted from the beginning of the quarter during which the minimum earnings target was achieved.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The weighted-average number of common shares outstanding used to calculate basic net income per common share is reconciled to those shares used in calculating diluted net income per common share as follows (amounts in thousands):

	Years Ended December 31,		
	2010	2009	2008
Basic	24,495	23,993	23,511
Dilutive effect of unvested restricted stock awards and stock options	357	666	759
Diluted shares	24,852	24,659	24,270

Stock-Based Compensation

We recognize restricted stock compensation expense, net of estimated forfeitures, for awards with only service conditions using the straight-line method over the requisite service period of the entire award. The requisite service period is the period during which an employee is required to provide service in exchange for an award, which often is the vesting period. If a portion of the restricted stock vests immediately or in another period such that the cumulative vested amount exceeds the cumulative straight line expense amount, we record compensation expense equal to at least the cumulative compensation expense of the vested amount of the restricted stock. Compensation expense for restricted stock awards with performance based conditions is recognized on an accelerated basis using the graded attribution method over the requisite service period.

Cash and Cash Equivalents

We consider all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates their fair market value. At December 31, 2010, cash equivalents consist of an investment in a money market fund that invest only in U.S. Treasury securities.

Accounts Receivable

Management evaluates our accounts receivables to assess if they will ultimately be collected. In performing this evaluation, significant judgment is used, including an analysis of specific risks on a customer-by-customer basis for larger accounts. Based on this information, management provides a reserve for the estimated amounts believed to be uncollectible. Based on historical losses, existing economic conditions and collection practices, our allowance for doubtful accounts has been estimated to be $0.5 million and $0.3 million at December 31, 2010 and 2009, respectively. Our actual credit losses for the periods presented have not significantly exceeded management's estimates.

Concentration of Credit Risks

For the year ended December 31, 2010 no sale to any one customer accounted for more than 10% or our net sales. For the years ended December 31, 2009 and 2008, sales to one customer accounted for 15% of our net sales. As of December 31, 2010, 27% of our net accounts receivable was due from

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

one of our customers. As of December 31, 2009, 27% and 10% of our net accounts receivable were due from two of our customers.

Inventories

Wholesale and U.S. Consumer Direct inventories are stated at the lower of cost or market value. Cost is determined using the average cost which approximates the first-in, first-out method.



Slow-moving merchandise is typically sold at prices exceeding our cost in our outlet retail stores or to wholesale customers who specialize in off-price merchandise. As of December 31, 2010 and 2009, we recorded inventory impairment charges for slow-moving inventory of $0.7 million and $0.5 million, respectively, based upon analysis of balances on hand by style, recent sales trends, projected future sales, and historical markdown trends.

Our denim manufacturing process includes two phases: i) cut and sew; and ii) washing and finishing. At times, we will instruct our contract manufacturers to send goods to us that have been completed through the cut and sew phase only. By delaying the second phase of the manufacturing process, we can use updated market information about which washes and finishes are most popular before we send these unwashed goods to the laundries and finishing houses to complete the manufacturing process. The denim products that we hold between the cut and sew phase and the wash and finish phase are considered work-in-progress.

Property and Equipment, Net

Property and equipment, net, is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based upon the estimated useful lives of depreciable assets, which are typically three years for computer systems & equipment and trade show booths, five years for furniture & fixtures and machinery & equipment, and three to ten years for leasehold improvements. Leasehold improvements are depreciated over periods equal to the shorter of the estimated useful lives of the respective assets or the lease term.

Expenditures for repairs and maintenance are charged to operations as incurred, while renewals and betterments are capitalized.

Property and equipment are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable. In evaluating long-lived assets for recoverability, we use our best estimate of future cash flows expected to result from the use of the asset and eventual disposition. To the extent that projected undiscounted future net cash flows attributable to the asset (or asset group for our retail stores) are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset or asset group and its estimated discounted net cash flows.

Income Taxes

We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We establish

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

valuation allowances for tax benefits when we believe it is more likely than not that such assets will not be realized.

In accordance with FASB ASC 740: Accounting for Income Taxes ("FASB ASC 740"), we regularly evaluate the likelihood of recognizing the benefit for income tax positions we have taken in various federal, state and foreign filings by considering all relevant facts, circumstances, and information available. For those benefits that we believe it is more likely than not that the benefit will be sustained, we recognize the largest amount we believe is cumulatively greater than 50% likely to be realized.

We record interest and penalties, if any, on any underpayment of income taxes as a component of provision for income taxes and SG&A, respectively, in the accompanying consolidated statements of income.

Foreign Currency Translation

The local currency is the functional currency for all of our significant international operations, except for EMEA, whose functional currency is Euros. In accordance with ASC 830-30, assets and liabilities of our foreign operations are translated from foreign currencies into U.S. dollars at period-end rates, while income and expense are translated at the weighted-average exchange rates for the period. The related translation adjustments are reflected as a foreign currency translation adjustment in accumulated other comprehensive income (loss) within stockholders' equity.

Foreign Currency Transaction Gains and Losses

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income or accumulated other comprehensive income (loss), as appropriate.

Leases

We lease our corporate headquarters facility and all of our branded retail stores. All of these leases are classified as operating leases and they expire at various dates through 2022. We have no significant individual or master lease agreements.

Our fixed, noncancelable lease terms generally are 5 to 10 years. Some of our leases include options that allow us to extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception.

For leases that contain predetermined, fixed escalations of the minimum rent, we recognize the rent expense on a straight-line basis over the lease term and record the difference between the rent expense and the rent payable as deferred rent.

Most of our leases also provide for payment of operating expenses, such as common area charges, real estate taxes and other executory costs. Some leases require additional payments based on sales which are recorded in rent expense when the contingent rent is probable.

In some lease agreements, we receive landlord incentives to reimburse us for leasehold improvements. These incentives are recorded as a deferred rent credit and recognized as a reduction to rent expense on a straight-line basis over the lease term. As of December 31, 2010 and 2009, landlord incentives comprised $5.2 million and $3.5 million, respectively, of the deferred rent liability balance.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

We have reclassified certain prior period amounts to conform to the current year presentation. We have revised our previously reported consolidated balance sheet for the year ended December 31, 2009 to combine the accounts receivable from factor with accounts receivable from customers into one line item called accounts receivable, net of allowances. We have also revised our consolidated statements of cash flows for the years ended December 31, 2009 and 2008 to combine the accounts receivable from factor with accounts receivable from customers into one line item called accounts receivable. These reclassifications are not considered material to the consolidated financial statements.

We have also reclassified certain prior period segment information to conform to the current year presentation. We reclassified our reportable segment formerly titled "Other" to include the functions which support the overall business and were previously classified in the U.S. Wholesale segment. The functions that were reclassified include the design, production, marketing, distribution, credit, customer service, information technology and accounting departments. In connection with this reclassification, we renamed the segment "Core Services". As a result of this change, we have reclassified certain SG&A expenses previously presented in the U.S. Wholesale segment to Core Services in order to conform to the revised presentation. We made the change to our reportable segments to more closely align them with how management reviews and monitors the performance of our operating segments. Total consolidated SG&A expenses and total consolidated operating income were not changed as a result of these reclassifications. The reclassifications had no impact upon previously reported consolidated net sales and consolidated gross profit by reportable segment. Additionally, these reclassifications did not impact the consolidated balance sheets, statements of income, or statements of cash flows. The following table summarizes the reclassifications made for the years ended December 31, 2009 and 2008 (amounts in thousands):

	2009		
	As Originally Reported	Reclassification	As Revised
Operating Income:			
U.S. Wholesale	$ 30,763	$ 29,344	$ 60,107
Core Services	$(23,099)	$(29,344)	$(52,443)
Capital expenditures:			
U.S. Wholesale	$ 1,673	$ (1,557)	$ 116
Core Services	$ 3,625	$ 1,557	$ 5,182

	2008		
	As Originally Reported	Reclassification	As Revised
Operating Income:			
U.S. Wholesale	$ 47,452	$ 24,432	$ 71,884
Core Services	$(23,147)	$(24,432)	$(47,579)
Capital expenditures:			
U.S. Wholesale	$ 810	$ (714)	$ 96
Core Services	$ 1,459	$ 714	$ 2,173

NOTE 3—CASH EQUIVALENTS AND INVESTMENTS

As of December 31, 2010 and 2009, we held $133.6 million and $94.3 million, respectively, of cash equivalents measured at fair value using quoted prices in active markets (Level 1 input).

As of December 31, 2009, investments consisted of auction rate securities ("ARS") aggregating $5.0 million. These investments, with a par amount of $5.0 million, were purchased from us by a broker during the year ended December 31, 2010 at par plus accrued interest.

Our ARS and put option represent Level 3 assets. Our ARS were recorded at fair value using broker quotes. The fair value of the put option was determined by an internally developed discounted cash flow model. The following table provides a summary of changes in fair value of our Level 3 financial assets during the two years ended December 31, 2010 (amounts in thousands):

	Level 3 Assets					
	Short-Term			Long-Term		
	ARS	Put Option	Total	ARS	Put Option	Total
Balance at December 31, 2008	$ 3,263	$ 1,587	$ 4,850	$ 4,114	$ 876	$ 4,990
Transfer to short-term	4,618	347	4,965	(4,618)	(347)	(4,965)
Net settlements	(3,288)	(1,587)	(4,875)	(25)		(25)
Realized gain included in interest income, net	(45)		(45)	529		529
Revaluation of put option included in interest income, net		53	53		(529)	(529)
Balance at December 31, 2009	4,548	400	4,948	$ —	$ —	$ —
Net settlements	(4,807)	(143)	(4,950)			
Realized gain (loss) included in interest income, net	259		259			
Revaluation of put option included in interest income, net		(257)	(257)			
Balance at December 31, 2010	$ —	$ —	$ —			

NOTE 4—ACCOUNTS RECEIVABLE

We recorded the following allowances against our wholesale accounts receivable as of December 31 (amounts in thousands):

	2010	2009
Reserve for returns	$ 390	$ 606
Reserve for chargebacks and markdown allowances	597	467
Reserve for bad debt	566	297
Total	$1,553	$1,370

In addition to the above reserves, we recorded an allowance for trade discounts of $0.4 million as of December 31, 2010 and $0.6 million as of December 31, 2009.

NOTE 5—INVENTORY

Inventory consisted of the following as of December 31 (amounts in thousands):

	2010	2009
Raw Materials	$ 1,284	$ 604
Work-in-Progress	1,599	1,800
Finished Goods	38,808	32,098
Total	$41,691	$34,502

NOTE 6—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31 (amounts in thousands):

	2010	2009
Computer systems & equipment	$ 9,916	$ 7,943
Furniture & fixtures	7,568	4,009
Leasehold improvements	44,831	34,154
Machinery & equipment	3,308	2,305
Trade show booths	1,592	1,013
Construction in progress	3,404	2,728
	70,619	52,152
Less: accumulated depreciation	22,171	12,459
Property and equipment, net	$48,448	$39,693

Construction in progress at December 31, 2010 and 2009 represents the capital expenditures for leasehold improvements that will be used in our new branded retail stores. When these projects are completed, these balances are transferred to the appropriate property and equipment category and depreciated according to their estimated useful life.

Depreciation expense, which is included as a component of selling, general and administrative expenses in the accompanying consolidated statements of income, was $10.3 million, $6.3 million and $3.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7—ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following as of December 31 (amounts in thousands):

	2010	2009
Accrued expenses	$ 5,836	$ 2,714
Accounts payable	3,580	1,602
Accrued sales and use taxes	2,632	2,025
Accrued percentage rent	2,029	1,367
Other	3,157	4,009
Accounts payable and accrued expenses	$17,234	$11,717

NOTE 8—LICENSING REVENUE

We have six license agreements whereby we granted to the licensee the right to use the True Religion Brand Jeans trademark and related intellectual property. Each licensee is required to pay us an annual royalty fee equal to the greater of a percentage of the licensee's actual annual net sales or minimum annual net sales (as defined in the underlying agreement). Additionally, each licensee will pay us an annual minimum advertising contribution fee equal to a percentage of the minimum annual net sales (as defined in the underlying agreement).

We recognized licensing revenue of $5.3 million, $4.3 million and $1.4 million for the years ended December 31, 2010, 2009 and 2008 as a component of net sales in the accompanying consolidated statements of income. These licensing revenues included prepayments recognized ratably and estimated sales and royalties based on information obtained from the licensee.

NOTE 9—STOCK-BASED COMPENSATION

On April 7, 2009, our Board of Directors approved the True Religion Apparel, Inc. 2009 Equity Incentive Plan (the "2009 Incentive Plan") which was approved by the shareholders at our Annual Shareholder Meeting on June 2, 2009. Upon approval of the 2009 Incentive Plan by the shareholders, grants under the Company's 2005 Stock Incentive Plan (the "2005 Incentive Plan") were discontinued and any shares available for issuance under the 2005 Incentive Plan were rolled into the 2009 Incentive Plan. The 2009 Incentive Plan reserves for issuance an aggregate of 1,000,000 shares of common stock, increased by 613,761 shares that rolled into the plan from our 2005 Incentive Plan.

The following table summarizes our annual stock-based compensation expense, which is included in selling, general and administrative expenses in the accompanying consolidated statements of income (amounts in thousands):

	December 31,		
	2010	2009	2008
Stock-based compensation expense, before tax benefits	$13,059	$11,899	$10,297
Tax benefits	5,256	4,502	2,732
Stock-based compensation expense, after tax benefits	$ 7,803	$ 7,397	$ 7,565

Restricted Stock Awards

Shares awarded under the 2009 and 2005 Incentive Plans entitle the shareholder to all the rights of common stock ownership except that the shares may not be sold, transferred, pledged, exchanged or otherwise disposed of during the restriction period. The restriction period is determined by the Compensation Committee of the Board of Directors and may not exceed 10 years. Restricted stock awards have generally been granted with vesting periods of up to three years. Subject to employment agreements entered into with senior executives, all unvested restricted shares are forfeited if the recipient of the restricted stock award no longer provides services, as defined, to us.

Non-vested performance-based awards

During the years ended December 31, 2010, 2009 and 2008, we awarded performance-based restricted stock to executive officers and others, which are subject to certain performance and service conditions. Upon achieving the performance condition, the non-vested performance awards partially

NOTE 9—STOCK-BASED COMPENSATION (Continued)

vest on the first anniversary of the grant date and the remainder on the second anniversary of the grant for a combined service period of two years. In order for these performance awards to vest, the Company's annual earnings before interest and income tax expenses (EBIT) must exceed a minimum amount; depending upon the Company's actual annual EBIT, additional restricted stock may be earned, up to a maximum number. The actual number of shares of the performance-based award earned in 2010 was 309,437, which is equal to the sum of the "Awards granted in 2010, at maximum" and the "Performance forfeited" amounts in the table below.

10-K

The following table summarizes our non-vested performance-based restricted stock activities for the year ended December 31, 2010:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value ($000's)
Prior year awards:				
Non-vested, beginning of year	838,322	$11.31		
Vested	(653,995)	$11.38		
Service forfeited	(5,975)	$12.56		
Non-vested, end of year	178,352			
Awards granted in 2010, at maximum:	447,037	$28.76		
Performance forfeited	(137,600)	$28.93		
Service forfeited	(24,135)	$29.28		
Non-vested, end of year	285,302			
Total non-vested, end of year	463,654	$21.87	0.8	$10,321

Our policy for attributing the value of graded vesting to these share-based payments is the graded attribution (accelerated) method. The estimated fair value of the performance stock awarded is based on the price of our common stock on the date of grant and an assumed forfeiture rate of 5.3% in 2010, 3.4% in 2009, and 4.6% in 2008; these forfeiture rate assumptions were based on historical experience. The fair value of the performance shares awarded and earned was $8.9 million in 2010, $8.8 million in 2009, and $2.0 million in 2008. The total fair value of performance stock vested during the year ended December 31, 2010, 2009 and 2008 was $7.4 million, $1.4 million and $0, respectively. As of December 31, 2010, the total unamortized stock-based compensation expense related to the non-vested performance stock awards was $2.8 million, which is expected to be recognized over a weighted average period of 0.8 years.

During May 2010, we entered into a separation agreement with our former president which accelerated the vesting of his unvested 2009 performance share award and modified the service period requirement on a portion of his unvested 2010 performance share award. As a result of this separation agreement, we recorded an additional $3.0 million in stock-based compensation expense during the year ended December 31, 2010 due to the modification of these awards.

NOTE 9—STOCK-BASED COMPENSATION (Continued)

Non-vested service-based awards

During the years ended December 31, 2010, 2009 and 2008, we awarded service-based restricted stock to employees, officers and directors that vest over a period of up to three years.

The following table summarizes our non-vested service-based restricted stock activities for the year ended December 31, 2010:

	Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value ($000's)
Non-vested, beginning of year	360,166	$16.23		
Granted	246,079	$25.06		
Vested	(275,534)	$17.44		
Forfeited	(46,449)	$21.38		
Non-vested, end of year	284,262	$21.86	1.5	$6,328

Our policy for attributing the value of graded vesting of these share-based payments is the straight-line single option approach. The estimated fair value of the non-vested service-based stock awarded is based on the price of our common stock on the date of grant and an assumed forfeiture rate of 5.3% in 2010, 3.4% in 2009, and 4.6% in 2008; these forfeiture rate assumptions were based on historical experience. The fair value of the non-vested service-based stock awards was $6.2 million in 2010, $2.8 million in 2009, and $9.7 million in 2008. The total fair value of service-based stock awards vested during the year ended December 31, 2010, 2009 and 2008 was $4.8 million, $8.2 million and $7.0 million, respectively. As of December 31, 2010, the total unamortized stock-based compensation expense related to the non-vested service-based stock awards was $4.0 million, which is expected to be recognized over a weighted average period of 1.5 years.

We have a practice of withholding common shares, upon an employee's request, to satisfy employee minimum statutory income tax withholdings for restricted shares when they vest. During the years ended December 31, 2010, 2009 and 2008, we withheld 393,000, 223,275 and 150,926 shares for a total value of $9.7 million, $3.0 million and $2.8 million, respectively. These amounts are considered a financing activity and recorded as statutory tax withholding payment for stock-based compensation in the accompanying 2010, 2009 and 2008 consolidated statements of cash flows.

Included in the non-vested service based awards amount for 2010 is an inducement award of 100,000 shares issued outside of the 2009 Incentive Plan. This inducement award vests one third per year over a three year period beginning in June 2010.

Stock Options

Stock options were granted under the prior plans. Option grants were for a term of five years and vested over a period of zero to three years. We did not grant any new stock options during the years ended December 31, 2010, 2009 and 2008, and all options previously granted have been exercised or forfeited.

NOTE 9—STOCK-BASED COMPENSATION (Continued)

During the years ended December 31, 2010 and 2009, no options to acquire shares of our common stock were exercised. During the year ended December 31, 2008, options to acquire 836,665 shares of our common stock were exercised, of which 432,255 of these shares were withheld by us to meet the related employee minimum statutory income tax withholding requirement of $5.3 million and exercise price of $1.5 million. The minimum statutory income tax withholding amounts are recorded as tax withholding payments for stock-based compensation as a financing activity in the accompanying consolidated statements of cash flows.

The total intrinsic value of options exercised during the year ended December 31, 2008 was $11.6 million.

We receive a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the fair value of stock at the date of exercise over the exercise price of the options. We also receive a tax deduction that may be different than our financial statement expense for restricted stock when it vests. FASB ASC 718: Compensation—Stock Compensation ("FASB ASC 718") requires cash flows resulting from tax benefits in excess of the related stock-based compensation to be classified as part of cash flows from financing activities. In accordance with FASB ASC 718, we reported $3.6 million, $0.1 million and $0.2 million of excess tax benefits as financing cash flows for the years ended December 31, 2010, 2009 and 2008, respectively. The total tax (deficit) benefit realized from stock option exercises or restricted stock vesting for the years ended December 31, 2010, 2009 and 2008 was $3.6 million, $(0.6) million and $0.2 million, respectively. Cash received from stock option exercises was less than $0.1 million for the year ended December 31, 2008.

NOTE 10—COMMITMENTS AND CONTINGENCIES

Leases

We lease our headquarters facility and retail store locations under operating lease agreements expiring on various dates through January 2022. Some of these leases require us to make periodic payments for property taxes, utilities and common area operating expenses. Certain leases include lease incentives, rent abatements and fixed rent escalations, for which the effects are being recorded and amortized over the initial lease term on a straight-line basis. We have options to renew certain leases under various terms as specified within each lease agreement. We have no capitalized lease obligations.

As of December 31, 2010, we had 119 long-term lease agreements, which consisted of 100 retail stores in the U.S., seven international retail stores, our headquarters facility in Vernon, California which includes a parking annex, four showrooms in the U.S., and administrative offices and showrooms in Japan, South Korea, Hong Kong, Germany and Italy. Our leased properties aggregate 375,000 square feet of space, which consists of 150,000 square feet for our headquarters, international administrative and distribution facilities, 208,000 square feet of retail space and 17,000 square feet of showroom space. Our lease agreements for 94 of the retail stores leases require payment of a percentage of sales, ranging from 4% to 18%, if our net sales at the retail store exceed a defined threshold. As of December 31, 2010 we had 94 retail stores that were open in the U.S., 6 stores in the U.S. that had not been opened yet, four retail stores in Japan, one retail store in the U.K., one retail store in Germany and one retail store in Canada.

NOTE 10—COMMITMENTS AND CONTINGENCIES (Continued)

Rent expense was $24.1 million, $16.2 million and $9.3 million in 2010, 2009 and 2008, respectively. These amounts include contingent rental expense of $2.7 million, $1.6 million and $0.8 million in 2010, 2009 and 2008, respectively.

Future minimum lease payments under these operating leases as of December 31, 2010 are summarized as follows (amounts in thousands):

Year ending December 31,	
2011	$ 20,289
2012	20,581
2013	20,573
2014	20,453
2015	20,311
Thereafter	67,831
Total minimum lease payments	$170,038

Subsequent to December 31, 2010, we entered into 10 new retail leases, which have expiration dates through May 2021 and future minimum lease payments of approximately $16.3 million.

Legal Proceedings

From time to time, we are involved in various legal proceedings, which are incidental to the ordinary course of business. We do not believe that these routine matters are material to our business or financial condition.

NOTE 11—BUSINESS ACQUISITION AND REDEEMABLE NONCONTROLLING INTEREST

In July 2010, we entered into a joint venture agreement through our newly formed wholly owned subsidiary, True Religion Brand Jeans Germany GmbH (TRBJ Germany), with our former German distributor, UNIFA Premium GmbH ("UP") for the wholesale and retail distribution of True Religion Brand Jeans products in Germany, Switzerland, Austria, the Netherlands, Belgium and Luxembourg. In connection with the joint venture agreement, we canceled the distribution agreement with UP and entered into a new distribution agreement with TRBJ Germany and we entered into an agreement with UP whereby we purchased certain assets, including inventory and fixed assets, of UP for an immaterial cash payment; and, UP purchased a redeemable noncontrolling interest in TRBJ Germany. Following these transactions, we own a controlling 60% interest in TRBJ Germany, and UP owns a 40% interest. We have accounted for the transaction as a business combination and have allocated the total consideration consisting of cash and the 40% interest in TRBJ Germany to the tangible assets. Consideration transferred did not result in a purchase price excess, thus no goodwill was recognized as of our valuation date. The business of TRBJ Germany operates according to a joint venture agreement that includes a call option and a put option on UP's 40% redeemable noncontrolling interest, allowing us to purchase UP's shares (the call option) or UP to sell us their shares (the put option) at a purchase price equal to the fair market value of UP's shares at the time of delivery of the call or put option. Both options can be exercised beginning on the five year anniversary of the joint venture agreement and on every anniversary date thereafter. Additionally, the exercise of such options may be accelerated upon the occurrence of certain changes in control as defined in the joint venture agreement. As the

NOTE 11—BUSINESS ACQUISITION AND REDEEMABLE NONCONTROLLING INTEREST (Continued)

redeemable interest is considered probable of becoming currently redeemable in the future, the redeemable interest will be adjusted to its estimated fair value at each reporting period.

We calculated the fair value of the redeemable noncontrolling interest by discounting the future cash flows of TRBJ Germany and determined that the fair value of the noncontrolling interest approximated the carrying value as of December 31, 2010.

The total consideration paid is summarized below (amounts in thousands):

	As of August 1, 2010
Cash	$ 845
Redeemable noncontrolling interest	1,763
Total consideration paid	$2,608

The purchase price allocation is summarized below (amounts in thousands):

	As of August 1, 2010
Fixed assets	$ 642
Inventory	1,449
Other assets	517
Total assets acquired	$2,608

The following table presents a reconciliation of the redeemable noncontrolling interest (amounts in thousands):

	For the Year Ended December 31, 2010
Redeemable noncontrolling interest, January 1, 2010	$ —
Net income attributable to redeemable noncontrolling interest	139
Foreign currency translation adjustment	23
Capital contributions by redeemable noncontrolling interest	1,763
Redeemable noncontrolling interest, December 31, 2010	$1,925

NOTE 12—INCOME TAXES

Income tax expense consists of the following for the years ended December 31 (amounts in thousands):

	2010	2009	2008
Current income tax:			
Federal	$21,818	$23,967	$22,475
State and local	5,386	7,098	3,191
Foreign	907	11	—
Total current income tax expense	28,111	31,076	25,666
Deferred income taxes:			
Federal	(851)	(480)	401
State and local	(328)	(334)	(423)
Foreign	(242)	172	(74)
Total deferred income tax benefit	(1,421)	(642)	(96)
Total income tax expense	$26,690	$30,434	$25,570

Except where required by U.S. tax law, no provision was made for U.S. income taxes on the undistributed earnings of the foreign subsidiaries as of the Company intends to utilize those earnings in the foreign operations for an indefinite period of time. That portion of accumulated undistributed earnings of foreign subsidiaries as of December 31, 2010 and 2009 was $1.1 million and $0, respectively.

A reconciliation of the statutory Federal Income tax rate to the effective tax rate on income before provision for income taxes for the years ended December 31 is as follows:

	2010	2009	2008
Tax provision at statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.8	5.7	2.5
Excess compensation under IRC Sec. 162(m)	0.1	—	1.2
Domestic production deduction	(2.2)	(1.8)	(2.0)
Tax exempt interest	—	—	(0.3)
Other	0.3	0.2	0.2
Effective tax rate	38.0%	39.1%	36.6%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts recorded for income tax purposes. The major

NOTE 12—INCOME TAXES (Continued)

components of deferred tax assets and liabilities are as follows as of December 31 (amounts in thousands):

	2010	2009
Current deferred tax assets:		
Compensation	$ 4,199	$ 4,629
Inventory	2,900	1,821
Bad debt	203	116
State taxes, net of federal benefits	896	1,496
Other	1,462	691
Total current deferred tax assets	9,660	8,753
Long term deferred tax (liability) asset:		
Lease incentives	2,409	1,891
Fixed assets	(4,604)	(4,606)
Total long-term deferred tax liability	(2,195)	(2,715)
Total net deferred tax asset	$ 7,465	$ 6,038

Our federal income tax returns for 2007 through 2009 remain subject to examination, and our state income tax returns for 2006 through 2009 remain subject to examination. Our foreign jurisdiction tax returns for 2008 through 2010 remain subject to examination with no material adjustments expected. As of December 31, 2010 and 2009, our reserves for unrecognized tax benefits are not material to the consolidated financial statements.

NOTE 13—EARNINGS PER SHARE

The following is a reconciliation of the shares used to compute basic and diluted earnings per share attributable to True Religion Apparel, Inc. for the years ended December 31 (in thousands, except per share information):

	2010	2009	2008
Net income attributable to True Religion Apparel, Inc.	$43,496	$47,332	$44,371
Basic shares	24,495	23,993	23,511
Dilutive effect of unvested restricted stock awards and stock options	357	666	759
Diluted shares	24,852	24,659	24,270
Earnings per share attributable to True Religion Apparel, Inc.—basic	$ 1.78	$ 1.97	$ 1.89
Earnings per share attributable to True Religion Apparel, Inc.—diluted	$ 1.75	$ 1.92	$ 1.83

NOTE 14—COMPREHENSIVE INCOME

Comprehensive income consists of net income, unrealized gain (loss) on available-for-sale investments and cumulative translation adjustments. A reconciliation of other comprehensive income is shown in the table for the years ended December 31 (amounts in thousands):

	2010	2009	2008
Net income	$43,635	$47,332	$44,371
Cumulative translation adjustment	748	16	186
Unrealized losses on investments			
Unrealized losses arising during year, net of taxes of $890	—	—	(1,583)
Losses on available for sale securities reclassified to trading, included in net income, net of taxes of $890	—	—	1,583
Comprehensive income	44,383	47,348	44,557
Comprehensive income attributable to redeemable noncontrolling interest	(162)	—	—
Comprehensive income attributable to True Religion Apparel, Inc.	$44,221	$47,348	$44,557

NOTE 15—SEGMENT INFORMATION

The Company's reportable business segments and respective accounting policies of each segment are the same as those described in Note 1 and Note 2. We evaluate the performance of each operating segment based on operating income.

NOTE 15—SEGMENT INFORMATION (Continued)

Summarized financial information concerning our reportable segments is shown in the following table for the years ended December 31 (amounts in thousands):

	2010	2009	2008
Net sales:			
U.S. Consumer Direct	$189,097	$129,030	$ 75,314
U.S. Wholesale	104,874	123,203	153,235
International	64,443	54,479	40,044
Core Services	5,300	4,289	1,407
Total net sales	$363,714	$311,001	$270,000
Gross profit:			
U.S. Consumer Direct	$136,915	$ 95,276	$ 57,669
U.S. Wholesale	53,362	65,882	78,670
International	34,402	30,115	19,255
Core Services	5,300	4,289	1,407
Total gross profit	$229,979	$195,562	$157,001
Operating income:			
U.S. Consumer Direct	$ 64,641	$ 44,766	$ 27,810
U.S. Wholesale	46,265	60,107	71,884
International	17,487	25,167	16,761
Core Services	(58,471)	(52,443)	(47,579)
Total operating income	$ 69,922	$ 77,597	$ 68,876
Capital expenditures			
U.S. Consumer Direct	$ 11,818	$ 14,437	$ 15,540
U.S. Wholesale	573	116	96
International	3,084	347	378
Core Services	1,971	5,182	2,173
Total capital expenditures	$ 17,446	$ 20,082	$ 18,187
Total assets			
U.S. Consumer Direct	$ 68,418	$ 55,763	
U.S. Wholesale	35,001	31,159	
International	24,940	16,897	
Core Services	167,525	125,987	
Total assets	$295,884	$229,806	

As of December 31, 2010 and 2009, $274.1 million and $224.9 million, respectively, of our assets were located in the United States. Also, at December 31, 2010 and 2009, we had accounts receivable due from foreign distributors of $5.5 million and $8.0 million, respectively, and trademarks of $0.3 million and $0.2 million, respectively, associated with foreign countries. The U.S. Wholesale segment had net sales to one customer exceeding 10% of our net sales, which amounted to $29.0 million in 2010, $41.1 million in 2009 and $39.2 million in 2008. Our 2010 net sales categorized

NOTE 15—SEGMENT INFORMATION (Continued)

by gender were approximately as follows: women—48%; men—48%; and kids—4%. Our 2009 net sales categorized by gender were approximately as follows: women—55%; men—41%; and kids—4%. Our 2008 net sales categorized by gender were approximately as follows: women—58%; men—38%; and kids—4%.

Retail occupancy costs included in U.S. Consumer Direct expenses amount to $22.2 million, $16.5 million and $8.8 million, for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 16—QUARTERLY INFORMATION (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2010 and 2009 (amounts in thousands, except per share data):

Year ended December 31, 2010	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$77,872	$82,184	$92,751	$110,907
Gross profit	$49,975	$52,674	$57,568	$ 69,762
Net income attributable to True Religion Apparel, Inc.	$ 8,396	$ 7,533	$11,779	$ 15,788
Earnings per share attributable to True Religion Apparel, Inc.:				
Basic	$ 0.35	$ 0.31	$ 0.48	$ 0.64
Diluted	$ 0.34	$ 0.30	$ 0.48	$ 0.63

Year ended December 31, 2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$63,624	$72,116	$82,423	$92,838
Gross profit	$38,719	$44,800	$53,334	$58,709
Net income attributable to True Religion Apparel, Inc.	$ 7,625	$10,987	$14,085	$14,635
Earnings per share attributable to True Religion Apparel, Inc.:				
Basic	$ 0.32	$ 0.46	$ 0.59	$ 0.61
Diluted	$ 0.32	$ 0.45	$ 0.58	$ 0.59

NOTE 17—SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2010, 2009 and 2008, we paid taxes in the amount of $20.7 million, $31.1 million and $27.4 million, respectively.

As of December 31, 2010 and 2009, we had recorded the purchase of $1.8 million and $0.8 million, respectively, of property and equipment that had not yet been paid for. These amounts have been excluded from "Purchases of property and equipment" and "Accounts payable and accrued expenses" in the accompanying consolidated cash flows.

As of December 31, 2010, noncash investing activity relating to the purchase of the German joint venture was $1.8 million.

TRUE RELIGION APPAREL, INC. AND SUBSIDIARIES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
2010				
Reserve for returns	$606	$4,211	$(4,427)	$390
Reserve for chargebacks and markdown allowances	$467	$ 655	$ (525)	$597
Reserve for bad debt	$297	$ 556	$ (287)	$566
2009				
Reserve for returns	$474	$ 829	$ (697)	$606
Reserve for chargebacks and markdown allowances	$439	$ 952	$ (924)	$467
Reserve for bad debt	$266	$ 99	$ (68)	$297
2008				
Reserve for returns	$317	$ 298	$ (141)	$474
Reserve for chargebacks and markdown allowances	$385	$ 124	$ (70)	$439
Reserve for bad debt	$244	$ 577	$ (555)	$266


10-K

(This page has been left blank intentionally.)

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of True Religion Apparel, Inc.

Subsidiary	Jurisdiction of Incorporation
Guru Denim, Inc.	California
True Religion Japan K.K.	Japan
True Religion Sales, LLC	Delaware
True Religion Brand Jeans U.K. Ltd.	United Kingdom
True Religion Brand Jeans Hong Kong Ltd.	Hong Kong
True Religion Brand Jeans Germany GmbH	Germany
True Religion Brand Jeans Italy, s.r.l.	Italy
True Religion Brand Jeans EMEA, sagl	Switzerland
True Religion Brand Jeans International, S.a.r.l.	Luxembourg
True Religion Brand Jeans Korea	Korea

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-133681 on Form S-3 and Registration Statement Nos. 333-160798, 333-128663, 333-119580 and 333-119578 on Form S-8 of our reports dated March 11, 2011, relating to the financial statements and financial statement schedule of True Religion Apparel, Inc. and the effectiveness of True Religion Apparel, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K of True Religion Apparel, Inc. for the year ended December 31, 2010.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
March 11, 2011

Certification of Principal Executive Officer of True Religion Apparel, Inc.

I, Jeffrey Lubell, certify that:

1. I have reviewed this Annual Report on Form 10-K of True Religion Apparel, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ JEFFREY LUBELL

By: Jeffrey Lubell
Title: *Principal Executive Officer*

Exhibit 31.2

Certification of Principal Financial Officer of
True Religion Apparel, Inc.

I, Peter F. Collins, certify that:

1. I have reviewed this Annual Report on Form 10-K of True Religion Apparel, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2011

/s/ PETER F. COLLINS

By: Peter F. Collins
Title: *Principal Financial Officer*

Exhibit 32.1

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of True Religion Apparel, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 11, 2011

By: /s/ JEFFREY LUBELL
Name: Jeffrey Lubell
Title: *Chief Executive Officer and Chairman of the Board*

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Exhibit 32.2

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code), the undersigned officer of True Religion Apparel, Inc. (the "Company") does hereby certify with respect to the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 (the "Report") that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: March 11, 2011

By: /s/ PETER F. COLLINS

Name: Peter F. Collins

Title: *Chief Financial Officer*

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Section 1350 of Chapter 63 of Title 18 of the United States Code) and is not being filed as part of the Report or as a separate disclosure document.

Shareholder Information

Principal Offices

True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, California 90058
Telephone (323) 266-3072

Annual Meeting

April 27, 2011 at 9:00 a.m.
Pacific Daylight Time
True Religion Apparel Office
2263 East Vernon Avenue
Vernon, California 90058

Form 10-K

The Company's annual report on Form 10-K for the year ended December 31, 2010 will be provided to shareholders upon request to:

Investor Relations
True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, California 90058
Telephone (323) 266-3072
Our Form 10-K is also available on our website at www.truereligionbrandjeans.com

Transfer Agent and Registrar

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
Telephone (800) 937-5449

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
Los Angeles, California

Counsel

Akin Gump Strauss Hauer & Feld LLP
Los Angeles, California

Investor Relations

ICR, Inc.
Norwalk, Connecticut
Telephone (203) 682-8200

Shareholder Information

Additional shareholder information, including True Religion Apparel's Corporate Governance Guidelines and Code of Business Conduct and Ethics, is available online at www.truereligionbrandjeans.com.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com